UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934
For the fiscal year ended June 30, 2017
Commission file number 0-28800

DRDGOLD LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)

1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196, South Africa
(Address of principal executive offices)
Riaan Davel, Chief Financial Officer, Tel. no. +27 11 470 2600, Email riaan.davel@drdgold.com
Francois Bouwer, Group Financial Accountant, Tel. no. +27 11 470 2600, Email francois.bouwer@drdgold.com
1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196, South Africa
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class:	Name of each exchange on which registered:
Ordinary shares (traded in the form of American Depositary Shares, each American Depositary Share representing ten underlying ordinary shares.)	The New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
As of June 30, 2017, the Registrant had outstanding 431,429,767 ordinary shares, of no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232-405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing**.** U.S. GAAP ☐   International Financial Reporting Standards as issued by the IASB ☒   Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

Contact details: Mrs. R. Masemene – Executive Officer: Legal and Company Secretary
DRDGOLD Limited, **1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196**, South Africa;
Telephone: +27 11 470 2600

TABLE OF CONTENTS

TABLE OF CONTENTS

PART II

PART III

Preparation of Financial Information

We are a South African company and currently all our operations are located in South Africa. Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) for the financial years ended June 30, 2017, 2016 and 2015 included in this report. All references to "dollars" or "$" herein are to United States Dollars and references to "rand" or "R" are to South African rands.

Our consolidated financial statements included in this Annual Report are prepared in accordance with IFRS as issued by the IASB. All financial information, except as otherwise noted is stated in accordance with IFRS as issued by the IASB.

We present our financial information in rand, which is our presentation and reporting currency. Solely for your convenience, this Annual Report contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R13.51 per $1.00, the noon buying rate in New York City on September 29, 2017.

In this Annual Report, we present certain non-IFRS financial measures such as the financial items "cash operating costs per kilogram", "all-in sustaining costs per kilogram" and "all-in costs per kilogram" which have been determined using industry guidelines promulgated by the World Gold Council, which we use to determine costs associated with producing gold, cash generating capacities of the mines and to monitor performance of our mining operations. An investor should not consider these items in isolation or as alternatives to cash and cash equivalents, operating costs, profit/(loss) attributable to equity owners of the parent, profit/(loss) for the year or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council has provided definitions for the calculation of cash operating costs, the calculation of cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See Glossary of Terms and Explanations and Item 5A. Operating Results – "Cash operating costs, all-in sustaining costs and all-in costs" and "Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram".

DRDGOLD Limited

When used in this Annual Report, the term the "Company" refers to DRDGOLD Limited and the terms "we," "our," "us" or "the Group" refer to the Company and its subsidiaries, associates and joint ventures, as appropriate in the context.

Special Note Regarding Forward-Looking Statements

      This Annual Report contains certain "forward-looking" statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, regarding future events or other future financial performance and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. Some of these forward-looking statements include phrases such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "should," or "will continue," or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions, including statements in connection with, or relating to, among other things:

- our reserve calculations and underlying assumptions;
- the trend information discussed in Item 5D.- Trend Information, including target gold production and cash operating costs;
- estimated future throughput capacity and production;
- expected trends in our gold production as well as the demand for and the price of gold;
- our anticipated labor, electricity, water, crude oil and steel costs;
- our ability to fund our operations in the next 12 months including our anticipated commitments;
- estimated production costs, cash operating costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce.
- expectations on future gold price, supply and pricing trends;
- expected timing for completing rehabilitation of the Crown plant;
- expected regulatory approval for the sale of ERPM;
- expected gold production and cash operating costs in fiscal year 2018; and
- expected effective gold mining tax rate.

      Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

- adverse changes or uncertainties in general economic conditions in South Africa;
- regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals;
- changes in our competitive position;
- changes that affect our business strategy;
- adverse changes in our gold production as well as the demand for and the price of gold;
- any major disruption in production at our key facilities;
- adverse changes in foreign exchange rates;
- adverse environmental changes;
- adverse changes in ore grades and recoveries, and to the quality or quantity of reserves;
- unforeseen technical production issues, industrial accidents and theft;
- anticipated capital expenditure on property, plant and equipment; and
- various other factors, including those set forth in Item 3D. Risk Factors.

For a discussion of such risks, see Item 3D. Risk Factors. The risk factors described in Item 3D. could affect our future results, causing these results to differ materially from these expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause our results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

      Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

      Special Note Regarding Links to external, or third-party websites

      Links to external, or third-party websites, are provided solely for convenience. We take no responsibility whatsoever for any third-party information contained in such third-party websites, and we specifically disclaim adoption or incorporation by reference of such information into this report.

Imperial units of measure and metric equivalents

The table below sets forth units stated in this document, which are measured in Imperial and Metric.

Metric	Imperial	Imperial	Metric
1 metric tonne	1.10229 short tons	1 short ton	0.9072 metric tonnes
1 kilogram	2.20458 pounds	1 pound	0.4536 kilograms
1 gram	0.03215 troy ounces	1 troy ounce	31.10353 grams
1 kilometer	0.62150 miles	1 mile	1.609 kilometers
1 meter	3.28084 feet	1 foot	0.3048 meters
1 liter	0.26420 gallons	1 gallon	3.785 liters
1 hectare	2.47097 acres	1 acre	0.4047 hectares
1 centimeter	0.39370 inches	1 inch	2.54 centimeters
1 gram/tonne	0.0292 ounces/ton	1 ounce/ton	34.28 grams/tonnes
0 degree Celsius	32 degrees Fahrenheit	0 degrees Fahrenheit	- 18 degrees Celsius

Glossary of Terms and Explanations

The table below sets forth a glossary of terms used in this Annual Report:

All-in sustaining costs per kilogram	All-in sustaining costs is a measure on which guidance is provided by the World Gold Council and include cash operating costs of production, plus movement in gold in process on a sales basis, corporate administration expenses and other (costs)/income, the accretion of rehabilitation costs and sustaining capital expenditure. Costs other than those listed above are excluded. All-in sustaining costs per kilogram are calculated by dividing total all-in sustaining costs by kilograms of gold produced. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
All-in costs per kilogram	All-in costs is a measure on which guidance is provided by the World Gold Council and include all-in sustaining costs, retrenchment costs, care and maintenance costs, ongoing rehabilitation expenditure, growth capital expenditure and capital recoupments. Costs other than those listed above are excluded. All-in costs per kilogram are calculated by dividing total all-in costs by kilograms of gold produced. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Assaying	The chemical testing process of rock samples to determine mineral content.
$/oz	US dollar per ounce.
Capital expenditure	Purchases of property, plant and equipment paid in cash.
Care and maintenance	Cease active mining activity at a shaft, but continue to incur costs to ensure that the Ore Reserves are open, serviceable and legally compliant.
Cash operating costs of production...............................	Cash operating costs of production are operating costs less ongoing rehabilitation expenses, care and maintenance costs and net other operating costs/(income).
Cash operating costs per kilogram	Cash operating costs are operating costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash operating costs per kilogram are calculated by dividing cash operating costs by kilograms of gold produced. This is a non-IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Conglomerate	A coarse-grained sedimentary rock consisting of rounded or sub-rounded pebbles.
Cut-off grade	The minimum in-situ grade of ore blocks for which the cash operating costs per ounce, excluding overhead costs, are equal to a projected gold price per ounce.
Called gold content	The theoretical gold content of material processed.
Depletion	The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Deposition	Deposition is the geological process by which material is added to a landform or land mass. Fluids such as wind and water, as well as sediment flowing via gravity, transport previously eroded sediment, which, at the loss of enough kinetic energy in the fluid, is deposited, building up layers of sediment. Deposition occurs when the forces responsible for sediment transportation are no longer sufficient to overcome the forces of particle weight and friction, creating a resistance to motion.
Doré	Unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.
Grade	The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per tonne of ore.
Growth capital expenditure.....	Growth capital expenditure are those capital expenditures that are not sustaining capital expenditure.
g/t	Grams per tonne.

Horizon....................................	A plane indicating a particular position in a stratigraphic sequence. This may be a theoretical surface with no thickness or a distinctive bed.
Metallurgical plant	A processing plant (mill) erected to treat ore and extract the contained gold.
Mine call factor	The gold content recovered expressed as a percentage of the gold content called.
Mt	Million tons.
Ore	A mixture of valuable and worthless materials from which the extraction of at least one mineral is technically and economically viable.
Other operating costs / (income)	Expenses incurred, and income generated in the course of operating activities, but are not directly attributable to production activities.
Pay-limit	The minimum in-situ grade of ore blocks or sites for which cash operating costs, including all overhead costs, are equal to a projected gold price per ounce.
Operating costs	Operating costs are cost of sales less depreciation, change in estimate of rehabilitation provision, movement in gold in process and retrenchment costs.
Proven Ore Reserves...............	Reserves for which (a) the quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of Ore Reserves are well-established.
Probable Ore Reserves............	Reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Ore Reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Ore Reserves, is high enough to assume continuity between points of observation.
oz/t	Ounces per ton.
Reef...	A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining..................................	The final purification process of a metal or mineral.
Rehabilitation	The process of restoring mined land to a condition approximating its original state.
Reserves..................................	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Sedimentary............................	The deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Shaft..	An opening cut downwards for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It is equipped with a hoist system that lowers and raises a cage in the shaft, transporting equipment, personnel, materials, ore and waste. A shaft generally has more than one compartment.
Slimes	The fraction of tailings discharged from a processing plant after the valuable minerals have been recovered.
Sustaining capital expenditure	Sustaining capital expenditure are those capital expenditures that are necessary to maintain current gold production.
t'000..	Tonnes in thousands.
Tailings....................................	Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings dam............................	A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Tonnage/Tonne	Quantities where the metric tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Tpm	Tonne per month.
Yield	The amount of recovered gold from production generally expressed in ounces or grams per ton or tonne of ore.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3A. SELECTED FINANCIAL DATA

The following selected consolidated financial data as at June 30, 2017 and 2016 and for the years ended June 30, 2017, 2016 and 2015 are derived from our consolidated financial statements set forth elsewhere in this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB. These consolidated financial statements have been audited by KPMG Inc. The selected consolidated financial data as at June 30, 2015, 2014 and 2013, and for the years ended June 30, 2014 and 2013 is derived from audited consolidated financial statements not appearing in this Annual Report which have been prepared in accordance with IFRS as issued by the IASB. The selected consolidated financial data set forth below should be read in conjunction with Item 5. Operating and Financial Review and Prospects and with the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Selected Consolidated Financial Data(in millions, except share, per share and ounce data)

	2017[1]	Year ended June 30, 2017	2016	2015	2014	2013
	$'m	R'm	R'm	R'm	R'm	R'm
Profit or loss Data						
Revenue	173.2	2,339.9	2,433.1	2,105.3	1,809.4	2,076.5
Results from operating activities	(1.8)	(24.5)	119.6	94.9	(12.6)	184.7
Profit/(loss) for the year attributable to equity owners of the parent........................	1.0	13.7	61.9	67.8	(45.8)	49.4
Per Share Data						
Basic earnings/(loss) per share (cents).........	0.2	3.2	14.7	17.4	(12)	13
Diluted earnings/(loss) per share (cents)	0.2	3.2	14.7	17.4	(12)	13
Dividends proposed per share for the year (ZAR cents)		5	62	10	2	28.0
Dividends proposed per American Depositary Shares for the year (USD cents)	3.7		45.2	6.5	1.6	28.2
Exchange rate (USD1:ZAR) [1]		13.51	13.72	13.82	10.42	8.92
Intraday high (USD1:ZAR)		14.75	16.87	12.58	11.39	10.36
Intraday low (USD1:ZAR)		12.42	12.24	10.50	9.5	8.0
Number of shares issued as at June 30	431,429,767	431,429,767	431,429,767	430,883,767	385,383,767	385,383,767
Statement of financial position data						
Total assets	169.3	2,287.4	2,419.1	2,503.0	2,440.7	2,669.0
Equity (Net assets)	96.4	1,302.4	1,339.6	1,529.9	1,481.2	1,643.7
Ordinary share capital	309.2[2]	4,177.2[2]	4,177.2[2]	4,180.9[2]	4,088.5[2]	4,089.3[2]

	Month 2017 September	2017 August	2017 July	2017 June	2017 May	2017 April
Exchange Rate Data						
Intraday high (USD1:ZAR)	13.71	13.53	13.63	13.15	13.71	13.95
Intraday low (USD1:ZAR)	12.73	12.94	12.85	12.54	12.63	12.87

[1] Translations into Dollars in this table are for the purpose of convenience only and are computed at the noon buying rate in New York City at September 29, 2017 of R13.51 per $1.00, or the annual average as noted. You should not view such translations as a representation that such amounts represent actual Dollar amounts. All other translations in this Annual Report are based on exchanges rates quoted by local financial service providers. This line item has been prepared in accordance with Item 3.A(3) of Form 20-F

[2] Ordinary share capital as of June 30, 2017 is stated after the deduction of R50.7 million (2016: R50.7 million and 2015: R44.2 million) share capital relating to treasury shares held by the Group.

3B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D. RISK FACTORS

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and operating results. Some of these risks are summarized below and have been organized into the following categories:

- Risks related to our business and operations;
- Risks related to the gold mining industry;
- Risks related to doing business in South Africa; and
- Risks related to ownership in our ordinary shares or American Depositary Shares (ADSs).

Risks related to our business and operations

Changes in the rand market price for gold, which in the past has fluctuated widely, and exchange rate fluctuations affect the profitability of our operations and the cash flows generated by those operations.

As most of our production costs are in rands, while gold is sold in dollars and then converted to rands, our results of operation and financial condition have been and could be in the future materially affected by an appreciation in the value of the rand. Due to the marginal nature of our operations any sustained decline in the market price of gold would adversely affect us, and any decline in the price of gold below the cost of production could result in the closure of some or all of our operations which would result in significant costs and expenditure, such as, incurring retrenchment costs earlier than expected which could lead to a decline in, and even total loss of, profits, or losses. Accordingly, any sustained decline in the price of gold and/or the strengthening of the South African rand against the dollar would negatively and adversely affect our business, operating results and financial condition.

We do not enter into forward contracts to reduce our exposure to market fluctuations in the dollar gold price or the exchange rate movements of the rand. We sell gold at spot prices based on the afternoon London Bullion Market fixing price on the day of delivery. We sell our foreign currency at the spot price in the market on the date of trade. If the dollar gold price should fall and/or the rand should strengthen against the dollar, this would adversely affect us, and we may experience losses, and if these changes result in revenue below our cost of production and remain at such levels for any sustained period, we may be forced to curtail or suspend some or all our operations. We might not be able to recover any losses we may incur during that period or maintain adequate gold reserves for future exploitation.

Exchange rates are influenced by global economic trends. In fiscal year 2017 the rand strengthened against the dollar by 11%. In fiscal year 2016 and 2015 the rand weakened against the dollar by 21% and 14% respectively compared to the prior year (based on exchange rates at June 30 of each year). At September 30, 2017 the rand traded at R13.51 = $1.00 (based on closing rates), a 4% weakening relative to the Dollar from June 30, 2017.

A decrease in the dollar gold price and a strengthening of the rand against the dollar would result in a decrease in our profitability as was the case in fiscal year 2017. For all periods presented, all of our production was from South Africa. If the rand was to appreciate against the dollar for a continued time, our operations could experience a reduction in cash flow and profitability and this would adversely affect our business, operating results and financial condition.

A failure to acquire new Ore Reserves could negatively affect our future cash flow, results of operations and financial condition.

New or ongoing exploration programs may not result in new mineral producing operations that will sustain or increase our Ore Reserves. A failure to acquire new Ore Reserves in sufficient quantities and quality to maintain or grow the current level and quality of our reserves will negatively affect our future cash flow, results of operations and financial condition. In addition, if we are unable to identify Ore Reserves that have reasonable prospects for economic extraction while maintaining sufficient controls on production and other costs, this will have a material effect on the future viability of our operations.

Our Ore Reserves (imperial) increased from 1.8 million ounces at June 30, 2016, to 3.0 million ounces at June 30, 2017, mainly because of a drilling program and pre-feasibility study ("PFS") that commenced during September 2016 aimed at re-evaluating our surface gold tailings. The increase was offset by depletion through ongoing mining activities and other survey adjustments. Our Ore Reserves (imperial) decreased from 1.9 million ounces at June 30, 2015, to 1.8 million ounces at June 30, 2016, mainly because of depletion through ongoing mining activities. Our Ore Reserves (imperial) increased by 22% from 1.5 million ounces at June 30, 2014, to 1.9 million ounces at June 30, 2015, mainly as a result of the acquisition of the non-controlling interest in Ergo Mining Operations Proprietary Limited ("EMO") and, to a lesser extent, the decrease in the cut-off grade. These increases were offset by a decrease due to ongoing mining activities.

We may not be able to meet our cash requirements because of a number of factors, many of which are beyond our control.

Management's estimates on future cash flows are subject to risks and uncertainties, such as the rand gold price, production volumes, recovered grades and costs. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from financing and we cannot guarantee that any such financing would be permitted under the terms of our existing financing arrangements, or would be available on acceptable terms, or at all. In the absence of sufficient cash flows or adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or meet our working capital requirements may be adversely affected.

We have incurred losses in the past and may incur losses in the future.

We achieved a profit of R13.7 million for fiscal year 2017, R61.9 million for fiscal year 2016 and R68.2 million for fiscal year 2015.

Our profits and cash flows of our operations are directly exposed to the rand gold price and input costs as we do not hedge. Such exposure and other factors could result in us incurring losses in the future, which would have a material adverse effect on our business, operating results and financial condition.

Any interruption in production of gold at our single operating segment will have an adverse effect on the company.

We have one operating segment, namely Ergo. All our processing plants, pump stations and the deposition site are linked through pipeline infrastructure. The Ergo plant is currently our major processing plant and we have one deposition site.

The Ergo plant, pipeline infrastructure relating to the Ergo plant and the Brakpan/Withok Tailings Deposition Facility ("Brakpan/Withok TDF") are exposed to numerous risks, including operational down time due to planned or unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production as a result of decreases in extraction efficiencies due to imbalances in the metallurgical process as well as inconsistent volume throughput.

Our operations are also exposed to severe weather events that could interrupt production. It is believed that the long-term upward trend in global temperature is directly correlated with the increase in global severe weather events both in terms of magnitude and frequency.

For example, fiscal year 2015 brought a very strong El Nino event that is believed to be the cause of - drought conditions in South Africa. Municipalities where we operate put in place water consumption restrictions with penalties if restrictions are not adhered to. The drought ended in late calendar 2016 which resulted in the relevant water restrictions being lifted, but future droughts could result in similar restrictions.

Severe thunderstorms and high winds may also cause damage to operation infrastructure that may in turn cause an interruption in the production of gold. Although freeboard on the Brakpan/Withok TDF is continually monitored to maintain acceptable levels, such monitoring may not provide adequate warning if the facility is exposed to significant rainfall. Such incidents and other weather events may also damage the facility and therefore cause the interruption of deposition and gold production until the facility is repaired or alternative deposition is brought on line.

Each of these conditions could have a material adverse effect on our business, operating results and financial condition.

Inflation may have a material adverse effect on our results of operations.

South Africa has experienced high rates of inflation in the past. Higher inflation in South Africa would result in an increase in our operational costs in rand, unless such inflation is accompanied by a concurrent devaluation of the rand against the dollar or an increase in the dollar price of gold. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition, and could result in operations being discontinued or reduced or rationalized.

Increased production costs could have an adverse effect on our results of operations.

Our historical production costs have increased significantly and we may not be able to accurately predict and contain further increases in our production costs. Production costs are affected by, among other things:

- labor stability, productivity and increases in labor costs;
- increases in electricity and water prices;
- increases in crude oil and steel prices;
- unforeseen changes in ore grades and recoveries;
- unexpected changes in the quality or quantity of reserves;
- technical production issues;
- environmental and industrial accidents;
- gold theft;
- environmental factors; and
- pollution.

Our production costs consist mainly of materials including reagents and steel, labor, electricity, specialized service providers water, fuels, lubricants and other oil and petroleum based products. Production costs have in the past, and could in the future, increase at rates in excess of our annual expected inflation rate and result in the restructuring of these operations at substantial cost.

On August 4, 2016, Ergo signed a two-year wage settlement with the National Union of Mineworkers (NUM) and the United Association of South Africa (UASA) for a wage increase averaging 8.2% (10% for categories 4 – 5), (9% for categories 6 – 9) and (7% for categories 10 – 15) per annum. The next round of wages and conditions of employment negotiations will take place in 2018.

The Association of Mineworkers and Construction Union (AMCU) which was responsible for labor unrest in the industry in 2012/2013 has approached the company for recognition to represent their members in labor related matters at the company. On March 30, 2017, a recognition agreement was reached with AMCU.

Our initiatives to reduce costs, such as reducing our labor force, a reduction of the corporate overhead, negotiating lower price increases for consumables and cost controls may not be successful or sufficient to offset the increases affecting our operations and could adversely affect our business, operating results and financial condition.

Flooding at our discontinued underground operations may cause us to incur liabilities for environmental damage.

If the rate of rise of water is not controlled, water from our abandoned underground mining areas could potentially rise and come into contact with naturally occurring underground water or decant into surrounding underground mining areas and could ultimately also rise to surface. Progressive flooding of these abandoned underground mining areas and surrounding underground mining areas could eventually cause the discharge of polluted water to the surface and to local water sources.

Should underground water levels not reach a natural subterranean equilibrium, and if underground water rises to the surface, we, together with all other mining companies in those areas, may face claims relating to environmental damage. These claims may have a material adverse effect on our business, operating results and financial condition.

Our operations are subject to extensive environmental regulations which could impose significant costs and liabilities.

Our operations are subject to increasingly extensive laws and regulations governing the protection of the environment under various state, provincial and local laws, which regulate air and water quality, hazardous waste management and environmental rehabilitation and reclamation. Our mining and related activities have the potential to impact the environment, including land, habitat, streams and environment near the mining sites. Failure to comply with environmental laws or delays in obtaining, or failures to obtain government permits and approvals may adversely impact our operations. In addition, the regulatory environment in which we operate could change in ways that could substantially increase costs of compliance, resulting in a material adverse effect on our profitability.

We have incurred, and expect to incur in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate group Provision for Environmental Rehabilitation at a net present value of R531.7 million which is included in our statement of financial position as at June 30, 2017 (Refer to Item 18. ''Financial Statements - Note 8 – Provision for environmental rehabilitation). However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to factors beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. We fund these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds or funds held in insurance instruments established for our operations. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to prosecution, litigation and potentially significant liabilities.

Damage to tailings dams and excessive maintenance and rehabilitation costs could result in lower production and health, safety and environmental liabilities.

Our tailings facilities are exposed to numerous risks and events, the occurrence of which may result in the failure, breach or damage of such a facility. These may include sabotage, failure by our employees to adhere to the codes of practice and natural disasters such as excessive rainfall, any of which could force us to stop or limit operations. In addition, the dams could overflow and the health and safety of our employees and communities living around these dams could be jeopardized. In the event of damage to our tailings facilities, our operations will be adversely affected and this in turn could have a material adverse effect on our business, operating results and financial condition.

Due to the nature of our business, our operations face extensive health and safety risks.

Gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury, to employees. According to section 54 of the Mine, Health and Safety Act of 1996, if an inspector believes that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, the inspector may give any instruction necessary to protect the health or safety of persons at the mine. These instructions could include the suspension of operations at the whole or part of the mine. These incidents could lead to mine operations being halted and that will increase our unit production costs, which could have a material adverse effect on our business, operating results and financial condition.

Events may occur for which we are not insured which could affect our cash flows and profitability.

Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. We have a total of R5.9 billion as the insured value for property and loss of profits due to business interruption with a total loss limit of R650 million for the 2017 financial year. Business interruption is only covered from the time the loss occurs and is subject to time and amount deductibles that vary between categories.

Insurance coverage may not cover the extent of claims brought against us, including claims for environmental, industrial or pollution related accidents, for which coverage is not available. If we are required to meet the costs of claims, which exceed our insurance coverage, this could have a material adverse effect on our business, operating results and financial condition.

If we are unable to attract and retain key personnel our business may be harmed.

The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including the positions of Chief Executive Officer and Chief Financial Officer. In addition, we compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to operate the business. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain "key man" life insurance policies on any members of our executive team. The loss of any of our key personnel could delay the execution of our business plans, which may result in decreased production, increased costs and decreased profitability.

Operational risk associated with our flotation and fine-grind (FFG) project.

Our flotation and fine-grind project, implemented in fiscal year 2014, is designed to improve extraction efficiencies.

Production was temporarily suspended on April 2, 2014 due to unsatisfactory gold recoveries and low carbon absorption efficiencies. The established Low Grade Section was brought back to steady state and gold production stabilized during the last quarter of fiscal year 2014 and became fully operational in February 2015, treating the remainder of the Ergo plant throughput through the FFG from this date.

The flotation and fine-grind project remains exposed to numerous risks associated with similar projects, including operational down time due to unplanned maintenance, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production which could have a material adverse effect on our business, operating results and financial condition.

Risks related to the gold mining industry

A change in the dollar price of gold, which in the past has fluctuated widely, is beyond our control.

Historically, the gold price has fluctuated widely and is affected by numerous industry factors over which we have no control including:

- a significant amount of above-ground gold in the world that is used for trading by investors;
- the physical supply of gold from world-wide production and scrap sales, and the purchase, sale or divestment by central banks of their gold holdings;
- the demand for gold for investment purposes, industrial and commercial use, and in the manufacturing of jewelry;
- speculative trading activities in gold;
- the overall level of forward sales by other gold producers;
- the overall level and cost of production of other gold producers;
- international or regional political and economic events or trends;
- the strength of the dollar (the currency in which gold prices generally are quoted) and of other currencies;
- financial market expectations regarding the rate of inflation;
- interest rates;
- gold hedging and de-hedging by gold producers; and
- actual or expected gold sales by central banks and the International Monetary Fund.

During fiscal year 2017 the gold price reached a high of U\$1,366 per ounce and a low of U\$1,128. Our profitability may be negatively impacted by a decline in the gold price as we incur losses when revenue from gold sales drops below the cost of production for an extended period.

Current economic conditions may adversely affect the profitability of the Group's operations.

The outlook for the global economy remains uncertain. Growth generally is still low and the demand for resources is down from previous highs. The uncertainty in the outlook of resources generally and of gold resulted in tightened credit markets, reduced liquidity and extreme volatility in fixed income, credit, currency and equity markets. These conditions may adversely affect the Group's business. For example, tightening credit conditions may make it more difficult for the Group to obtain financing on commercially acceptable terms or make it more likely that one or more of our key suppliers may become insolvent and lead to a supply chain breakdown. In addition, general economic indicators have still not shown signs of sustained recovery - consumer sentiment remains bearish, unemployment remains high, economic growth is marginal and corporate earnings are uncertain and volatile.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

Exploration is highly speculative in nature and requires substantial expenditure for drilling, sampling and analysis of ore bodies to quantify the extent of the gold reserve. Many gold exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be mined profitably. If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

Moreover, we rely on the evaluations of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined with any degree of accuracy whether the deposit contains economically recoverable mineralization. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining based on available technology.

Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Our business focuses mainly on the extraction of gold from tailings, which is a volume driven exercise. Only significant deposits within proximity of services and infrastructure that contain adequate gold content to justify the significant capital investment associated with plant, reclamation and deposition infrastructure are suitable for exploitation in terms of our model. There is a limited supply of these deposits which may inhibit exploration and developments, especially in a declining gold price environment.

Because of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and Probable Ore Reserves in sufficient quantities to justify commercial operations in any of our operations. The costs incurred on exploration activities that do not identify commercially exploitable reserves of gold are not likely to be recovered and therefore likely to be impaired.

There is uncertainty with our Ore Reserve estimates.

Our Ore Reserve figures described in this document are the best estimates of our current management as of the dates stated and are reported in accordance with the requirements of Industry Guide 7 of the SEC. These estimates may not reflect actual reserves or future production.

Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our reserve estimates to decline. Moreover, if the rand price of gold declines, or stabilizes at a price that is lower than recent levels, or if our labor, water, steel, electricity and other production costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves, particularly those containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Ore Reserves. Short-term operating factors relating to the ability to reclaim our Ore Reserves, at the required rate, such as an interruption or reduction in the supply of electricity or a shortage of water may have the effect that we are unable to achieve critical mass, which may render the recovery of Ore Reserve, or parts of the Ore Reserve no longer feasible, which could negatively affect production rate and costs and decrease our profitability during any given period. The estimates are based on drilling results and because unforeseen conditions may occur in these mine dumps that may not have been identified by the drilling results, the actual results may vary from the initial estimates. These factors have and could result in reductions in our Ore Reserve estimates, which could in turn adversely impact the total value of our mining asset base and our business, operating results and financial condition.

An accelerated drilling program commenced during Q1 of fiscal year 2017 that resulted in the increase in our ore reserves and issuing an updated reserve statement during fiscal year 2017.

Gold mining is susceptible to numerous events that could have an adverse impact on a gold mining business.

The business of gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of or personal injury to employees, the loss of mining and reclamation equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage, loss of the license to mine and potential legal claims. The risks and events associated with the business of gold mining include:

- environmental hazards and pollution, including dust generation, toxic chemicals, discharge of metals, pollutants, radioactive materials and other hazardous material into the air and water;
- flooding, landslides, sinkhole formation, ground subsidence, ground and surface water pollution and waterway contamination;
- a decrease in labor productivity due to labor disruptions, work stoppages, disease, slowdowns or labor strikes;
- unexpected decline of ore grade;
- metallurgical conditions and gold recovery;
- failure of unproven or evolving technologies;
- mechanical failure or breakdowns and ageing infrastructure;
- energy and electrical power supply interruptions;
- availability of water;
- injuries to employees or fatalities resulting from falls from heights and accidents relating to mobile machinery or electrocution;
- activities of illegal or artisanal miners;
- material and equipment availability;
- legal and regulatory restrictions and changes to such restrictions;
- social or community disputes or interventions;
- accidents caused from the collapse of tailings dams;
- pipeline failures and spillages;
- safety-related stoppages; and
- corruption, fraud and theft including gold bullion theft.

The occurrence of any of these hazards could delay production, increase production costs and may result in significant legal claims.

Risks related to doing business in South Africa

Political or economic instability in South Africa may reduce our production and profitability.

We are incorporated in South Africa and all our operations are currently in South Africa. As a result, political and economic risks relating to South Africa could have a significant effect on our production and profitability. Large parts of the South African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by most citizens under previous governments may increase our costs and reduce our profitability. In recent years, South Africa has experienced high levels of crime. These problems may impede fixed inward investment into South Africa and increase emigration of skilled workers. As a result, we may have difficulties retaining qualified employees.

Inflation can adversely affect us.

The inflation rate in South Africa is relatively high compared to developed, industrialized countries. As of June 2017, the annual Consumer Price Inflation Index, or CPI, stood at 5.1% compared to 6.3% in June 2016 and 4.7% in June 2015. Annual CPI was 5.1% as at September 30, 2017. Continuing high levels of inflation in South Africa for prolonged periods, without a concurrent devaluation of the rand or increase in the dollar price of gold, could result in an increase in our costs which could reduce our profitability. See also "Risks related to our business and operations – Inflation may have a material adverse effect on our results of operations."

The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect on the results of our operations and our financial condition.

The primary area of focus in respect of occupational health within our operations is noise induced hearing loss, and occupational lung diseases (OLD) and tuberculosis (TB). We provide occupational health services to our employees, we provide training and protective gear and continue to improve preventive occupational hygiene initiatives. The costs associated with providing such occupational health services could increase significantly. We assess all claims, if and when filed, on their merits. Liability associated with such claims and expenses of dealing with them could have a material adverse effect on our business, operating results and financial condition.

In January 2013, DRDGOLD, ERPM ("DRDGOLD Respondents") and 23 other mining companies ("Other Respondents") (collectively referred to as "Respondents") were served with a court application issued in the High Court of South Africa ("Court") for a class certification ("Certification Application") on behalf of former mineworkers and dependants of deceased mineworkers ("Applicants"). In the application the Applicants allege that the Respondents conducted underground mining operations in a negligent and complicit manner causing the former mineworkers to contract occupational lung diseases. The Applicants have as yet not quantified the amounts which they are demanding from the Respondents in damages.

On May 13, 2016, the Court granted an order for, inter alia (1) certification of two industry-wide classes: a silicosis class and a tuberculosis class, both of which cover current and former underground mineworkers who have contracted the respective diseases (or the dependants of mineworkers who died of those diseases); and (2) that the common law be developed to provide that in instances where a claimant claiming general damages passed away, the claim for general damages will be transmitted to the estate of the deceased claimant.

The DRDGOLD Respondents served a notice of appeal against the aforementioned findings on July 22, 2016, and 27 September 2016 respectively. The appeal has been set down for hearing from March 19 to 13, 2018.

The Respondent companies formed a Working Group consisting of representatives from each company to consider and discuss issues pertaining to the action.

DRDGOLD withdrew from the Working Group in January 2016. The remaining members of the Working Group have since indicated that they would be seeking a possible settlement of the class action and have all raised an accounting provisions at 30 June 2017 due to progress made by the Working Group towards settlement of the claims.

DRDGOLD took the view that it is too early to consider settlement of the matter, mainly for the following reasons:
• the Applicants have as yet not issued and served a summons (claim) in the matter;
• there is no indication of the number of potential claimants that may join the class action against the DRDGOLD respondents;
• many principles upon which legal responsibility is founded, are required to be substantially developed by the trial court (and possibly subsequent courts of appeal) to establish liability on the bases alleged by the applicants.

In light of the above there is inadequate information to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.

Theft at our sites, particularly of copper, may result in greater risks to employees or interruptions in production.

Crime statistics in South Africa indicate an increase in theft. This together with price increases for copper has resulted in theft of copper cable. Our operations experience high incidents of copper cable theft despite the implementation of security measures. In addition to the general risk to employees' lives in an area where theft occurs, we may suffer production losses and incur additional costs as a result of power interruptions caused by cable theft and theft of bolts used for the pipeline.

Power stoppages or increases in the cost of power could negatively affect our results and financial condition.

Our mining operations are dependent on electrical power supplied by Eskom, South Africa's state-owned utility company. As a result of insufficient generating capacity, owing to poor maintenance and lagging capital infrastructure investment, South Africa has faced significant disruptions in electricity supply in the past and Eskom has warned that the country could continue to face disruptions in electrical power supply in the foreseeable future. So far, while such power supply disruptions have not had a material impact on our production, the country's current reserve capacity remains insufficient and the risk of electricity stoppages is expected to continue for the foreseeable future. Supply interruptions may pose a significant risk to the operations.

The group has installed auxiliary emergency units at its plant to prevent the tripping of thickeners and entered into a five year lease agreement for the supply of temporary power generation equipment and services during fiscal year 2014 to drive certain key installations associated with the disposal of tailings.

The group has a load-curtailment agreement in place with Eskom in terms of which we reduce power consumption by between 10% and 20% when the grid is under pressure, but Eskom maintains uninterrupted power supply to the operations. This has enabled us to maintain continuous operations and very little reduction in volume since its inception.

There is, however, no assurance that the measures will be sufficient to completely mitigate the risk of power stoppages.

Electricity tariffs increased as follows from April 1, 2015 an average tariff increase of 12.7% and from April 1, 2016 an average tariff increase of 9.4% and from April 1, 2017 an average tariff increase of 2.2%. These increases have had an adverse effect on our production costs and similar or higher future increases could have a material adverse effect on our operating results and financial condition.

Possible scarcity of water may negatively affect our operations.

National studies conducted by the Water Research Commission, released during September 2009, found that water resources were 4% lower than estimated in 1995, which may lead to the revision of water usage strategies by several sectors in the South African economy, including electricity generation and municipalities. This may result in rationing or increased water costs in the future. Such changes would adversely impact our surface retreatment operations, which use water to transport the slimes or sand from reclaimed areas to the processing plant and to the tailings facilities. In addition, as our gold plants and piping infrastructure were designed to carry certain minimum throughputs, any reductions in the volumes of available water may require us to adjust production at these operations.

DRDGOLD invested R22 million in the construction of a filtration plant at the Rondebult Waste Water Works (operated by the East Rand Water Care Company) to treat sewage water to reduce the use of potable water. The plant was commissioned in early fiscal year 2016 and provides Ergo with 10 Mega Litres ("Ml") a day from the Rondebult sewage treatment facility. This water is used both to reclaim and carry production materials and also, ultimately, to irrigate rehabilitation vegetation at a significantly lower cost than that of potable water.

DRDGOLD installed new gland service infrastructure at the Ergo plant during October 2016 to allow for the use of recycled process water for gland service requirements. This initiative has resulted in the reduction of approximately 70Ml a month in potable water use.

The Central Water Facility was commissioned at a cost of R29.5 million during the last quarter of Fiscal year 2017 to store and distribute water emanating from Rondebult waste water treatment works, treated Acid Mine Drainage ("AMD") water from Trans-Caledon Tunnel Authority ("TCTA") and recycled water from our Brakpan/Withok Tailings Deposition Facility. The Centrally Located Water Facility allows us to distribute water more efficiently throughout the operations.

As part of the Heads of agreement signed between EMO, Ergo, ERPM and TCTA in December 2012, Ergo secured the right to purchase up to 30Ml of partially treated AMD from TCTA at cost, in order to reduce Ergo's reliance on potable water for mining and processing purposes. AMD water entered our system for the first time in fiscal year 2017.

There is no assurance that these measures will be sufficient to alleviate all the water scarcity issues.

Government Regulation

Government policies in South Africa may adversely impact our operations and profits.

The mining industry in South Africa is extensively regulated through legislation and regulations issued through the government's administrative bodies. These involve directives in respect of health and safety, the mining and exploration of minerals and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and the government enforces its regulations through the various government departments. The formulation or implementation of government policies may be discretionary and unpredictable on certain issues, including changes in conditions for the issuance of licenses insofar as social and labor plans are concerned, transformation of the workplace, laws relating to mineral rights, ownership of mining assets and the rights to prospect and mine, additional taxes on the mining industry and in extreme cases, nationalization. A change in regulatory or government policies could adversely affect our business.

Mining royalties and other tax reform could have an adverse effect on the business, operating results and financial condition of our operations.

The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 was enacted on November 21, 2008 and was published in the South African Government Gazette on November 24, 2008. The Mineral and Petroleum Resources Royalty Act (Administration), No.29 of 2008, published on November 26, 2008, became effective from March 1, 2010. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the taxed entity. The royalty is payable on old unconverted mining rights and new converted mining rights. Based on a legal opinion the Company obtained, mine dumps created before the enactment of the Mineral and Petroleum Resources Development Act ("MPRDA") fall outside the ambit of this royalty and consequently the Company does not pay any royalty on any dumps created prior to the MPRDA. Introduction of further revenue based royalties or any adverse future tax reforms could have an adverse effect on our business, operating results and financial condition.

An amendment to the MPRDA was proposed in 2016. The enactment of the amendment bill to the MPRDA in its currently proposed form may have a fundamental impact on the Group's estimated environmental provisions due to the inclusion of historic and old mine dumps in the definition of "residue stockpiles" which creates certain rehabilitation obligations for the discarded mines to which they pertain as well as the extension of the liability for rehabilitation beyond the issuance of a closure certificate and the requirement to maintain financial provision for closed sites for a period of 20 years after a site is closed.

Failure to comply with the requirements of the Broad Based Socio-Economic Empowerment Charter could have an adverse effect on our business, operating results and financial condition of our operations.

The Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, or Mining Charter (effective from May 1, 2004), established certain numerical goals and timeframes to transform equity participation in the mining industry in South Africa. The goals set by the Mining Charter include that each mining company must achieve 15% ownership by historically disadvantaged South Africans, or HDSA, of its South African mining assets within five years and 26% ownership within ten years, in each case, from May 1, 2004. This is to be achieved by, among other methods, the sale of assets to historically disadvantaged persons on a willing seller/willing buyer basis at market value.

In September 2010, the Department of Mineral Resources ("DMR") released amendments to the Mining Charter. The intention behind the amendments to the Mining Charter was to clarify certain ambiguities and uncertainties which existed under the Mining Charter and to provide more specific targets. However, there are a number of matters that still require clarification and discussions in respect of interpretations of the requirements are in progress with the DMR. The goals set by the amendments to the Mining Charter include: minimum 26% HDSA ownership by March 2015; procurement of a minimum 40% of capital goods, 50% of consumer goods and 70% of services from Black Economic Empowerment, or BEE, entities by March 2015; minimum 40% HDSA representation at each of executive management level, senior management level, middle management level, junior management level and core and critical skills levels; minimum 3% investment of annual payroll in skills training; investment in community development; and attain an occupancy rate of one person per room in on-site accommodation.

When considering applications for the conversion of existing mining rights, the relevant regulator will take a "scorecard" approach, evaluating the commitments of each company to the different facets of promoting the objectives of the Mining Charter. Failure on our part to comply with the requirements of the Mining Charter and the "scorecard" could subject us to negative consequences. There is also no guarantee that any steps we might take to comply with the Mining Charter would ensure that we could successfully acquire new order mining rights in place of our existing rights. In addition, the terms of such new order rights may not be as favorable to us as the terms applicable to our existing rights. In addition, we may incur expenses in giving additional effect to the Mining Charter and the "scorecard", and we risk losing our mining rights if we do not comply with the requirements stipulated in facilitating the financing of initiatives towards ownership by historically disadvantaged persons. Any of the foregoing could have an adverse effect on our business, operating results and financial condition.

The Minister of Mineral Resources revealed the Reviewed Broad Based Black-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2016 ("Mining Charter 3"). Mining Charter 3 was gazetted by the DMR on 15 June 2017.

It introduces a number of new definitions, terms and targets, the salient points of which are as follows:
- In respect of the Ownership element, a minimum 30% BEE for all mining rights -
  - 8% employees
  - 8% mine communities
  - 14% black entrepreneurs
  to be paid for with the proceeds of dividends. The unpaid balance after 10 years would be "written off"
- Right-holders already at 30% not required to apportion
- Right-holders already at 26% must increase to 30% within 12 months but do not need to apportion
- 30% BEE shareholding must be held in entities or persons which are separate from the right-holder
- Minimum 50% plus 1 Black Person shareholding for all new prospecting rights; must include voting rights
- Right holder to pay 1% of annual turnover to the 30% BEE prior to any distribution to its shareholders. The solvency and liquidity provisions of the Companies Act 71, 2008 will apply
- A holder who claims a Historical BEE Transaction (transaction that achieved 26% prior to 2017 Charter) must top up to 30% within 12 months. Applies even where black person shareholding is no longer 26% due to either a BEE partner exiting or the contract with the BEE partner lapsing or the transfer of shares by the BEE partner to non-BEE persons.

The consequences of Mining Charter 3 will, however, only be truly evident once the likely challenges thereto have been determined by the judiciary through litigation.

The application for a declaratory order in respect of the continuing consequences of black economic empowerment in terms of the original and 2010 Mining Charter has been re-enrolled by the Deputy Judge President of the North Gauteng High Court, Pretoria for November 9 and 10, 2017.

The Chamber of Mines, on behalf of its members including DRDGOLD, is applying to court to have the charter set aside. The Minister of Mineral Resources has undertaken not to implement the charter until judgment has been handed down in respect of the application. The case is to be heard on December 13 and 14, 2017 by a full bench of judges in the North Gauteng High Court.

Investors are cautioned that in order to obtain a better understanding of the risks associated with the Mining Charter 3, they should consider the full text of the Mining Charter 3 that can be found at http://www.notourcharter.co.za/component/jdownlo/ads.

In its current form, the revised Mining Charter may adversely impact the industry and our business.

Government policies in South Africa may adversely impact our operations and profits related to financial provisioning for rehabilitation.

New Financial Provisioning Regulations ("FPR") were published on November 20, 2015 under the National Environmental Management Act, 107 of 1998 ("NEMA") and became effective from the date of publication thereof. Under these FRPs to be implemented by the DMR, existing environmental rehabilitation trust funds may only be used for post closure activities and may no longer be utilised for their intended purpose of concurrent and final rehabilitation and closure. This is likely to affect the amount of funds set aside for financial provision for rehabilitation of the mine.

The implementation of carbon or other climate change related taxes might have a direct or indirect negative cost impact on our operations.

Climate change is a global problem that requires both a concentrated international response and national efforts to reduce greenhouse gas, or GHG, emissions. The United Nations Framework Convention on Climate Change is the main global response to climate change. The associated Kyoto Protocol is an international agreement that classifies countries by their level of industrialization and commits certain countries to GHG emission reduction targets. Although South Africa is not one of these countries identified, it ranked among the top 20 countries measured by absolute carbon dioxide emissions. During the 2009 Copenhagen climate change negotiations, South Africa voluntarily announced that it would act to reduce domestic GHG emissions by 34% by 2020 and 42% by 2025, subject to the availability of adequate financial, technological and other support. The two main economic policy instruments available for setting a price on carbon and curbing GHG emissions are carbon taxation and emissions trading schemes. In a discussion paper on carbon taxation by the National Treasury of the South African Government released in June 2013 different methods of carbon taxation were discussed. The implementation of these carbon taxes has been postponed pending consideration by the South African Parliament. Should these taxes be implemented, they might have a direct or indirect cost impact on our operations which could have an adverse effect on our business, operating results and financial condition.

Ring-fencing of unredeemed capital expenditure for South African mining tax purposes could have an adverse effect on the business, operating results and financial condition of our operations.

The Income Tax Act No 58 of 1962, or the ITA, contains certain ring-fencing provisions in section 36 specifically relating to different mines regarding the deduction of certain capital expenditure and the carry over to subsequent years. After the restructuring of the surface operations, effective July 1, 2012, Ergo is treated as one taxpaying operation pursuant to the relevant ring-fencing legislation. In the event that we are unsuccessful in confirming our position or should the South African Receiver of Revenue have a different interpretation of section 36 of the ITA, it could have an adverse effect on our business, operating results and financial condition.

Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

Labor costs constituted 17% of our production costs for fiscal year 2017 (2016: 18% and 2015: 19%). As of June 30, 2017, our operations provided full-time employment for 850 employees while our main service providers deployed an additional 1,365 employees to our operations, of whom approximately 91% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We are also susceptible to strikes by workers from time to time, which result in disruptions to our mining operations.

In recent years, labor laws in South Africa have changed in ways that significantly affect our operations. In particular, laws that provide for mandatory compensation in the event of termination of employment for operational reasons and that impose large monetary penalties for non-compliance with the administrative and reporting requirements of affirmative action policies could result in significant costs to us. In addition, future South African legislation and regulations relating to labor may further increase our costs or alter our relationship with our employees. Labor cost increases could have an adverse effect on our business, operating results and financial condition.

Labor unrest could affect production.

During August and September 2012, a number of illegal strikes at several mining companies in South Africa and events related to these strikes resulted in 45 people being killed. Between February and June 2014, the platinum industry had a wage strike that lasted for five months. To bring the strike to an end, above inflation wage increases and changes to working conditions were agreed to.

We use Frazer Alexander for the management of our reclamation sites as well as the Deposition facility at Brakpan/Withok TDF. Any labor unrest or other significant issue at Frazer Alexander may impact the operation of this facility.

Such events at our operations or elsewhere could have an adverse effect on our business, operating results and financial condition.

Our financial flexibility could be materially constrained by South African currency restrictions.

South African law provides for exchange control regulations, which restrict the export of capital from the Common Monetary Area, including South Africa. The Exchange Control Department of the South African Reserve Bank, or SARB, is responsible for the administration of exchange control regulations. In particular, South African companies:

- are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the SARB;
- are generally required to repatriate, to South Africa, profits of foreign operations; and
- are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business.

While the South African Government has relaxed exchange controls in recent years, it is difficult to predict whether such relaxation of controls will continue in the future. For further information see Item 10D. Exchange Controls.

Risks related to ownership of our ordinary shares or ADSs

It may not be possible for you to effect service of legal process, enforce judgments of courts outside of South Africa or bring actions based on securities laws of jurisdictions other than South Africa against us or against members of our board.

Our Company, certain members of our board of directors and executive officers are residents of South Africa. All our assets are located outside the United States and a major portion with respect to the assets of members of our board of directors and executive officers are either wholly or substantially located outside the United States. As a result, it may not be possible for you to effect service of legal process, within the United States or elsewhere including in South Africa, upon most of our directors or officers, including matters arising under United States federal securities laws or applicable United States state securities laws.

Moreover, it may not be possible for you to enforce against us or the members of our board of directors and executive officers' judgments obtained in courts outside South Africa, including the United States, based on the civil liability provisions of the securities laws of those countries, including those of the United States. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

- the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;
- the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
- the judgment has not lapsed;
- the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that no award is enforceable unless the defendant was duly served with documents initiating proceedings, that he was given a fair opportunity to be heard and that he enjoyed the right to be legally represented in a free and fair trial before an impartial tribunal;
- the judgment was not obtained by fraudulent means;
- the judgment does not involve the enforcement of a penal or revenue law; and
- the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act, 1978 (as amended), of South Africa.

It is the policy of South African courts to award compensation for the loss or damage sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law.

It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for use in South African courts. It may not be possible therefore for an investor to seek to impose liability on us in a South African court arising from a violation of United States federal securities laws.

Dividend withholding tax will reduce the amount of dividends received by beneficial owners.

On April 1, 2012, the South African Government replaced Secondary Tax on Companies (then 10%) with a 15% withholding tax on dividends and other distributions payable to shareholders. The dividend withholding tax rate was increased to 20%, effective from February 22, 2017. The withholding tax reduced the amount of dividends or other distributions received by our shareholders. Any further increases in such tax will further reduce net dividends received by our shareholders.

Your rights as a shareholder are governed by South African law, which differs in material respects from the rights of shareholders under the laws of other jurisdictions.

Our Company is a public limited liability company incorporated under the laws of the Republic of South Africa. The rights of holders of our ordinary shares, and therefore many of the rights of our ADS holders, are governed by our memorandum of incorporation and by South African law. These rights differ in material respects from the rights of shareholders in companies incorporated elsewhere, such as in the United States. In particular, South African law significantly limits the circumstances under which shareholders of South African companies may institute litigation on behalf of a company.

Sales of large volumes of our ordinary shares or ADSs or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.

The market price of our ordinary shares or ADSs could fall if substantial amounts of ordinary shares or ADSs are sold by our stockholders, or there is the perception in the marketplace that such sales could occur. Current holders of our ordinary shares or ADSs may decide to sell them at any time. Sales of our ordinary shares or ADSs, if substantial, or the perception that any such substantial sales may occur, could exert downward pressure on the prevailing market prices for our ordinary shares or ADSs, causing their market prices to decline. Trading activity of hedge funds and the ability to borrow script in the market place will increase trading volumes and may place our share price under pressure.

ITEM 4. INFORMATION ON THE COMPANY

4A. HISTORY AND DEVELOPMENT OF THE COMPANY

Introduction

DRDGOLD Limited, or DRDGOLD, is a South African domiciled company that holds assets engaged in surface gold tailings retreatment in South Africa including exploration, extraction, processing and smelting.

We are a public limited liability company, incorporated on February 16, 1895, as Durban Roodepoort Deep Limited, and our shares were listed on the Johannesburg Stock Exchange ("JSE"). On December 3, 2004, the company changed its name from Durban Roodepoort Deep Limited to DRDGOLD Limited. Our operations have focused on South Africa's West Witwatersrand Basin, which has been a gold producing region for over 120 years.

Our shares and/or related instruments trade on the JSE, New York Stock Exchange, the Marche Libre on the Paris Bourse, the Over The Counter, or OTC, market in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange.

Our registered office and business address is 1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196, South Africa. The postal address is P.O. Box 390, Maraisburg, 1700, South Africa. Our telephone number is (+27 11) 470-2600 and our facsimile number is (+27 86) 524-3061. We are registered under the South African Companies Act 71, 2008 under registration number 1895/000926/06. For our ADSs, the Bank of New York Mellon, at 101 Barclay Street, New York, NY 10286, United States, has been appointed as agent.

All of our operations are conducted in South Africa.

Our operations primarily consist of Ergo. It also includes ERPM (of which we have agreed to sell certain underground assets, subject to government consents not yet obtained) and Crown (which was restructured into Ergo in fiscal year 2012 of which some sites are currently being rehabilitated).

Ergo

Ergo was formed in June 2007. Ergo is the surface tailings retreatment operation consisting of what was historically the Crown Gold Recoveries Proprietary Limited (Crown), East Rand Proprietary Mines Limited's (ERPM) Cason Dump operation and the ErgoGold business units which are now collectively referred to as Ergo. On July 1, 2012, Ergo acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our surface operations. Also as part of this restructuring, Ergo acquired DRDGOLD's 35% interest in ErgoGold for R200 million.

The flotation and fine-grind project, commissioned during fiscal year 2014, is designed to improve extraction efficiencies which are derived from the separation of gold contained within the sulfides of the tailings material by subjecting the treated material to a flotation circuit, further regrinding and a leach circuit.

The refurbishment of the remaining five carbon-in-leach tanks was completed during September 2015 at an aggregate cost of R18.3 million to increase volume capacity by approximately 0.3Mtpm to a total of 2.1Mtpm.

Capital expenditure is mainly financed through operational cash flows while financing for significant growth projects may be obtained through specific financing arrangements if required.

Brakpan/Withok TDF expansion

Ergo has the technology to fine-grind gold-bearing material to achieve recovery efficiencies previously outside the reach of typical metallurgical processing. Although we pump processing material from as far as 60km away, most of our tailings mine residue recovery sites are based in the vicinity of Ergo, including our surface and pipeline infrastructure. This is the key focus of DRDGOLD's operations. We process approximately 1,8Mt of material through Ergo's Brakpan plant every month. In order to extend the life of our operation, it is necessary to increase residue tailings deposition capacity at our Brakpan/Withok TDF.

A legal review of the existing authorizations was undertaken for increasing the deposition capacity of the Brakpan/Withok TDF. The results indicated that most of the current authorizations are sufficient, however certain documentation will need to be amended. This could increase the potential deposition capacity by approximately 800Mt, and thus, our life of mine from 10 years to more than 20 years. For further information on other capital investments, divestures, capital expenditure and capital commitments, see Item 4D. Property, Plant and Equipment, and Item 5B. Liquidity and Capital Resources.

ERPM

ERPM, which consists of an underground mine which has been under care and maintenance since fiscal year 2009, and ERPM Extension 1 and 2 exploration tenements, were acquired on October 10, 2002. Underground mining at ERPM was halted in October 2008. On July 1, 2012, ERPM sold its surface mining assets and its 65% interest in ErgoGold to Ergo in exchange for shares in Ergo as part of the restructuring of our surface operations.

In line with the Group's strategy to exit underground mining operations, on July 24, 2014 EMO and ERPM entered into an agreement with ERPM South Africa Holding Proprietary Limited, the nominee of Australian based Walcot Capital for the disposal of certain of the underground mining and prospecting rights held by ERPM including the related liabilities. This agreement is subject to a number of conditions, including a number of regulatory consents and permission, most notably consent to the sale by the Minister of Mineral Resources.

The Ministerial consent has to date not been received.

Crown

Crown was acquired on September 14, 1998, in exchange for 5,925,139 of our ordinary shares. Crown exploited various surface sources, including sand and slime tailings deposited as part of previous mining operations. On July 1, 2012, Crown sold its mining assets, mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo as part of the restructuring of our surface operations. Due to the depletion of ore reserves in the western Witwatersrand, we took the decision at the end of fiscal year 2016 that in fiscal year 2017 we would complete the recovery of material from a number of Crown reclamation sites and to close the Crown plant. This plant operated as a pump/milling station feeding the metallurgical plants until March 2017 when it ceased all operations.

4B. BUSINESS OVERVIEW

We are a South African company that holds assets engaged in surface gold tailings retreatment including exploration, extraction, processing and smelting. Our surface tailings retreatment operations, including the requisite infrastructure and metallurgical processing plants, are located in South Africa. Our operating footprint is unique in that it involves some of the largest concentration of gold tailings deposits in the world, situated within the city boundaries of Johannesburg and its suburbs.

The success of DRDGOLD's long-term goal to extract as much gold as possible from its assets depends, to a large extent, on how effectively it continues to manage its capitals. DRDGOLD uses sustainable development to direct its strategic thinking. We seek sustainable benefits in respect to financial, manufactured, natural, social and human capitals, each of which is essential to our operations.

We also aim to align and overlap the interests of each of these capitals in such a manner that an investment in any one translates into value-added increases in as many of the others as possible. We therefore seek to achieve an enduring and harmonious alignment between them, and we pursue these criteria in the feasibility analysis of each investment. The board intends to explore the opportunities made possible by technology, which means further investment in research and development ("R&D") to improve gold recoveries even further over the long term.

During the fiscal years presented in this Annual Report, all of our operations took place in one geographic region, namely South Africa.

Description of Our Mining Business

Surface tailings retreatment

Surface tailings retreatment involves the extraction of gold from old mine dumps, comprising the waste material from earlier underground gold mining activities. This is done by reprocessing sand dumps and slimes dams along the reefs that stretch from east to west just to the south of Johannesburg's central business district (CBD). Sand dumps are the result of the less efficient stamp-milling process employed in earlier times. They consist of coarse-grained particles which generally contain higher quantities of gold. Sand dumps are reclaimed mechanically using front end loaders that load sand onto conveyor belts. The sand is fed onto a screen where water is added to wash the sand into a sump, from where it is pumped to the plant. Most sand dumps have already been retreated using more efficient milling methods. Lower grade slimes dams were the product of the "tube and ball mill" recovery process. This material has become economically more viable to process owing to improved treatment methods. The material from the slimes dams is broken down using monitor guns that spray jets of high pressure water at the target area. The resulting slurry is then pumped to a treatment plant for processing.

Exploration

Exploration activities are focused on the extension of existing ore reserves and identification of new ore reserves both at existing sites and at undeveloped sites. Once a potential site has been identified, exploration is extended and intensified in order to enable clearer definition of the site and the portions with the potential to be mined. Geological techniques are constantly refined to improve the economic viability of exploration and exploitation.

Our Metallurgical Plants and Processes

A detailed review of the metallurgical plants and processes is provided under Item 4D. Property, Plant and Equipment.

Gold Market

The gold market is relatively liquid compared to other commodity markets, with the price of gold quoted in dollars. Physical demand for gold is primarily for manufacturing purposes, and gold is traded on a world-wide basis. Refined gold has a variety of uses, including jewelry, electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value (due to the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crises).

The use of gold as a store of value and the large quantities of gold held for this purpose in relation to annual mine production have meant that historically the potential total supply of gold has been far greater than demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as in the case of other commodities. Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. In times of inflation and currency devaluation gold is often seen as a safe haven, leading to increased purchases of gold and support for its price.

The average gold spot price increased by 8% from $1,167 per ounce to $1,257 per ounce after having decreased by 5% from $1,224 per ounce to $1,167 per ounce during the fiscal year 2016 and by 6.0% from $1,296 per ounce to $1,224 per ounce during the fiscal year 2015. The average gold price received by us for fiscal year 2017 was R548,268 per kilogram which was flat compared to the previous year at R546,142 per kilogram.

Looking ahead we believe that the global economic environment, including escalating sovereign and personal levels of debt, economic volatility and the oversupply of foreign currency, will again make gold attractive to investors. The supply of gold has shrunk and is likely to shrink even more due to the significantly reduced capital expenditure and development occurring in the sector. We believe that this, coupled with global economic uncertainty, is likely to provide significant support to the gold price in the long term.

All of our revenue is generated in South Africa. Our total revenue for year ended June 30, 2017 amounted to R2,339.9 million (2016: R2,443.1 million and 2015: R2,105.3 million).

All gold we produce is sold on our behalf by Rand Refinery Proprietary Limited (Rand Refinery) in accordance with a refining agreement entered into in October 2001. The gold bars which we produce consist of approximately 85% gold, 7-8% silver and the balance comprises copper and other common elements. The gold bars are sent to Rand Refinery for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. Rand Refinery then usually sells the gold on the same day as delivery, for the London afternoon fixed dollar price, with the dollar proceeds remitted to us within two days. In exchange for this service we pay Rand Refinery a variable refining fee plus fixed marketing, loan and administration fees. We currently own 11% (fiscal year 2016 and 2015: 11%) of Rand Refinery.

Ore Reserves

Ore Reserve estimates in this Annual Report are reported in accordance with the requirements of the SEC's Industry Guide 7. Accordingly, as of the date of reporting, all ore reserves are planned to be mined out under the life of mine plan within the period of our existing rights to mine, or within the time period of assured renewal periods of our rights to mine. In addition, as of the date of this report, all ore reserves are covered by required permits and governmental approvals. See Item 4D. Property, Plant and Equipment for a description of the rights in relation to each mine.

In South Africa, we are legally required to publicly report Ore Reserves and Mineral Resources in compliance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code. The SEC's Industry Guide 7 does not recognize Mineral Resources. Accordingly, we do not include estimates of Mineral Resources in this Annual Report.

Ore Reserve calculations are subject to a review conducted in accordance with SEC Industry Guide 7. Ore Reserve tons, grade and content are quoted as delivered to the gold plant. There are two types of methods available to select ore for mining. The first is pay-limit, which includes cash operating costs, including overhead costs, to calculate the pay-limit grade. The second is the cut-off grade which includes cash operating costs, excluding fixed overhead costs, to calculate the cut-off grade, resulting in a lower figure than the full pay-limit grade. The cut-off grade is based upon direct costs from the mining plan, taking into consideration production levels, production efficiencies and the expected costs. We use the pay-limit to determine which areas to mine as an overhead inclusive amount that is indicative of the break-even position.

The pay-limit approach is based on the minimum in-situ grade of reclamation sites, for which the production costs, which includes all overhead costs, including head office charges, are equal to a three-year historical average gold price per ounce for that year. This calculation also considers the previous three years' mining and milling efficiencies, which includes metallurgical and other mining factors and the production plan for the next twelve months. Only areas above the pay-limit grade are considered for mining. The pay-limit grade is higher than the cut-off grade, because this includes overhead costs, which indicates the break-even position of the operation.

When delineating the economic limits to the ore bodies, we adhere to the following guidelines:
- The potential ore to be mined is well defined by an externally verified and approved geological model;
- The potential ore, which is legally allowed to be mined, is also confined by the mine's lease boundaries; and
- A business plan is prepared to mine the potential ore.

Our Ore Reserves figures are estimates, which may not reflect actual ore reserves or future production. These figures are prepared in accordance with industry practice, converting mineral deposits to an Ore Reserve through the preparation of a mining plan. The Ore Reserve estimates contained herein inherently include a degree of uncertainty and depend to some extent on statistical inferences. Ore reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, ore reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Moreover, if the price of gold declines, or stabilizes at a price that is lower than recent levels, or if our production costs increase or recovery rates decrease, it may become uneconomical to recover Ore Reserves containing relatively lower grades of mineralization.

Our Ore Reserves are prepared using three year average rand gold prices. We prepare business plans using the forecast rand gold price at the time of the ore reserve determination.

Gold prices and exchange rates used for Ore Reserves and for our business plan are outlined in the following table.

	2017		**2016**		**2015**	
	Three-year average	Prevailing gold price	Three-year average	Prevailing gold price	Three-year average	Prevailing gold price
Reserve gold price –$/oz	1,216	1,280	1,228	1,293	1,385	1,184
Reserve gold price –R/kg	514,785	565,000	475,268	591,697	443,608	453,276
Exchange rate –R/$	13.17	13.73	12.03	14.23	10.10	11.91

Our Ore Reserves (imperial) increased from 1.84 million ounces at June 30, 2016, to 2.99 million ounces at June 30, 2017, mainly because of a drilling program and pre-feasibility study ("PFS") that commenced during September 2016 aimed at re-evaluating our surface gold tailings. The increase was offset by depletion through ongoing mining activities and other survey adjustments. The life of mine for Ergo based on proven and probable ore reserves under Industry Guide 7 of the SEC as at June 30, 2017, was 12 years and the life of mine as at June 30, 2016, 7 years. The difference between the life of mine as described above versus the life of mine contemplated in Note 7 of Item 18 Financial Statements is due to differences in prevailing mineral reporting regulation in the different jurisdictions within which we report.

DRDGOLD's Ore Reserves as of June 30, 2017 and 2016 are set forth in the tables below.

Ore Reserves: Imperial

	At June 30, 2017						At June 30, 2016					
	Proven Ore Reserves			Probable Ore Reserves			Proven Ore Reserves			Probable Ore Reserves		
	Tons	Grade	Gold Content	Tons	Grade	Gold Content	Tons	Grade	Gold Content	Tons	Grade	Gold Content
	(mill)	(oz/ton)	('000 ozs)	(mill)	(oz/ton)	('000 ozs)	(mill)	(oz/ton)	('000 ozs)	(mill)	(oz/ton)	('000 ozs)
Ergo[1]												
Surface	99.691	0.01	881	230.136	0.01	2,110	140.780	0.01	1,262	47.632	0.01	578
Total[2]	**99.691**	**0.01**	**881**	**230.136**	**0.01**	**2,110**	**140.780**	**0.01**	**1,262**	**47.632**	**0.01**	**578**

Ore Reserves: Metric

	At June 30, 2017						At June 30, 2016					
	Proven Ore Reserves			Probable Ore Reserves			Proven Ore Reserves			Probable Ore Reserves		
	Tonnes	Grade	Gold Content	Tonnes	Grade	Gold Content	Tonnes	Grade	Gold Content	Tonnes	Grade	Gold Content
	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)	(mill)	(g/tonne)	(tonnes)
Ergo[1]												
Surface	90.44	0.303	27.414	208.78	0.314	65.621	127.716	0.31	39.246	43.212	0.42	17.989
Total[2]	**90.44**	**0.303**	**27.414**	**208.78**	**0.314**	**65.621**	**127.716**	**0.31**	**39.246**	**43.212**	**0.42**	**17.989**

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[1] The Ore Reserves listed in the above table are estimates of what can be legally and economically recovered from operations, and, as stated, are estimates of tons delivered to the mill.

The measurement and classification of our Proven and Probable Ore Reserves are sensitive to an extent to the fluctuation of the rand gold price. If we had used different rand gold prices than the three-year average prices at the time of ore reserve determination, as of June 30, 2017 and 2016 respectively, we would not have had significantly different ore reserves as of those dates. Using the same methodology and assumptions as were used to estimate Ore Reserves but with different rand gold prices as detailed below, our Ore Reserves as of June 30, 2017 and 2016 would be as follows:

Year ended June 30, 2017	Three-year average gold price	Prevailing price	10% Below prevailing price	10% Above prevailing price
Rand gold price per kilogram	514,785	565,000	508,500	621,500
Dollar gold price per ounce	1,216	1,280	1,152	1,408
Ore Reserves (million ounces)	3.0	3.0	2.9	3.0

Year ended June 30, 2016	Three-year average gold price	Prevailing price	10% Below prevailing price	10% Above prevailing price
Rand gold price per kilogram	475,268	591,697	532,527	650,867
Dollar gold price per ounce	1,228	1,293	1,164	1,423
Ore Reserves (million ounces)	1.8	1.8	1.8	1.8

The approximate mining recovery factors for the 2017 ore reserves shown in the above table are as follows:

	Mine Call Factor (%)	Metallurgical and recovery factor (%)
Ergo	95	47.4

The approximate mining recovery factors for the 2016 ore reserves shown in the above table are as follows:

	Mine Call Factor (%)	Metallurgical and recovery factor (%)
Ergo	95	42.8

The following table shows the average drill/sample spacing (rounded to the nearest foot), as at June 30, 2017 and 2016, for each category of Ore Reserves at our mines calculated based on a three year average dollar price of gold.

	Proven Reserves	Probable Reserves
Ergo	328 ft. by 328 ft.	328 ft. by 328 ft.

The pay-limit grades based on the three year average dollar price for gold amounting to R514,785 and costs used to determine reserves as of June 30, 2017, are as follows

	Pay-limit grade (g/t)	Costs used to determine pay-limit grade (R/t)
Ergo	0.284	65.95

The pay-limit grades based on the three year average dollar price for gold amounting to R475,268 and costs used to determine reserves as of June 30, 2016, are as follows:

	Pay-limit grade (g/t)	Costs used to determine pay-limit grade (R/t)
Ergo	0.26	60.08

We apply the pay-limit approach to the mineralized material database of our business in order to determine the tonnage and grade available for mining.

Governmental regulations and their effects on our business

Common Law Mineral Rights and Statutory Mining Rights

Prior to the introduction of the Minerals and Petroleum Resources Development Act, or MPRDA in 2002, ownership in mineral rights in South Africa could be acquired through the common law or by statute. With effect from May 1, 2004, all minerals have been placed under the custodianship of the South African government under the provisions of the MPRDA and old order proprietary rights were required to be converted to new order rights of use within certain prescribed periods, as dealt with in more detail below.

Conversion of Rights under the Mineral and Petroleum Resources Development Act, 2002

Existing old order rights were required to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRDA. In respect of used old order mining rights, the DMR is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and a social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRDA on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Under the MPRDA mining rights are not perpetual, but endure for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years. Prospecting rights are limited to five years, with one further period of renewal of three years. Applications for conversion of our old order rights were submitted to the DMR within the requisite time periods. As at September 30, 2017, all of our old order mining rights have been converted into new order rights under the terms of the MPRDA.

Amendment Bill to the MPRDA

On March 6, 2014 the South African Parliament approved an Amendment Bill to the MPRDA. The Bill will come into effect once signed by the State President. Some of the more important changes introduced by the Bill is to allow the holder of a Mining Right to also mine "associated minerals" not specifically included in the Mining Right; it addresses anti-competitive conduct by requiring the Minister of Minerals to refuse an application for exploration rights if it will cause a "concentration of rights" as defined in the Bill; historic and old mine dumps are to be included in the definition of "residue stockpiles" and certain rehabilitation obligations are created in respect of the discarded mines to which they pertain; and liability for rehabilitation will extend beyond the issuance of a closure certificate and financial provision for closed sites will be required to be maintained for a period of 20 years after a site is closed. Should the amendment bill to the MPRDA be enacted in its currently proposed form, the latter three amendments referred to above may have a fundamental impact on the Group's estimated environmental provisions.

During June 2014 the Minister of Mineral Resources asked the State President to delay signing the Bill until after its potential impact on the industry is further investigated. No further developments occurred during the year ended June 30, 2017.

The Broad Based Socio-Economic Empowerment Charter

In order to promote broad based participation in mining revenue, the MPRDA provides for a Mining Charter to be developed by the Minister within six months of commencement of the MPRDA beginning May 1, 2004. The Mining Charter was initially published in August 2004 and was subsequently amended in September 2010. Its objectives include:

- increased direct and indirect ownership of mining entities by qualifying parties as defined in the Mining Charter;
- expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;
- expansion of the skills base of such persons, the promotion of employment and advancement of the social and economic welfare of mining communities; and
- promotion of beneficiation.

The Mining Charter sets certain goals on equity participation (amount of equity participation and time frames) by historically disadvantaged South Africans of South African mining assets. It recommends that these are achieved by, among other methods, disposal of assets by mining companies to historically disadvantaged persons on a willing seller, willing buyer basis at fair market value. The goals set by the Mining Charter require each mining company to achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership by May 1, 2014. It also sets out guidelines and goals in respect of employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years from May 1, 2004. Compliance with these objectives is measured on the weighted average "scorecard" approach in accordance with a scorecard which was first published around August 2010.

The Mining Charter and the related scorecard are not legally binding and, instead, simply state a public policy. However, the DMR places significant emphasis on the compliance therewith. The Mining Charter and scorecard, have a decisive effect on administrative action taken under the MPRDA.

In recognition of the Mining Charter's objectives of transforming the mining industry by increasing the number of black people in the industry to reflect the country's population demographics, to empower and enable them to meaningfully participate in and sustain the growth of the economy, thereby advancing equal opportunity and equitable income distribution, we have achieved our commitment to ownership compliance with the MPRDA through our existing black economic empowerment structure with Khumo Gold and the DRDSA Empowerment Trust. Our black economic empowerment partners, Khumo Gold and the DRDSA Empowerment Trust, hold 8% and 2%, respectively, in DRDGOLD Limited. (See Item 4C. Organizational Structure).

The Minister of Mineral Resources revealed the Reviewed Broad Based Black-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2016 ("Mining Charter 3"). Mining Charter 3 was gazetted by the DMR on 15 June 2017.

It introduces a number of new definitions, terms and targets, the salient points of which are as follows:
- In respect of the Ownership element, a minimum 30% BEE for all mining rights -
  - 8% employees
  - 8% mine communities
  - 14% black entrepreneurs
 to be paid for with the proceeds of dividends. The unpaid balance after 10 years would be "written off"
- Right-holders already at 30% not required to apportion
- Right-holders already at 26% must increase to 30% within 12 months but do not need to apportion
- 30% BEE shareholding must be held in entities or persons which are separate from the right-holder
- Minimum 50% plus 1 Black Person shareholding for all new prospecting rights; must include voting rights
- Right holder to pay 1% of annual turnover to the 30% BEE prior to any distribution to its shareholders. The solvency and liquidity provisions of the Companies Act 71, 2008 will apply
- A holder who claims a Historical BEE Transaction (transaction that achieved 26% prior to 2017 Charter) must top up to 30% within 12 months. Applies even where black person shareholding is no longer 26% due to either a BEE partner exiting or the contract with the BEE partner lapsing or the transfer of shares by the BEE partner to non-BEE persons.

The consequences of Mining Charter 3 will, however, only be truly evident once the likely challenges thereto have been determined by the judiciary through litigation.

The application for a declaratory order in respect of the continuing consequences of black economic empowerment in terms of the original and 2010 Mining Charter has been re-enrolled by the Deputy Judge President of the North Gauteng High Court, Pretoria for November 9 and 10, 2017. The Chamber of Mines, on behalf of its members including DRDGOLD, is applying to court to have the charter set aside. The Minister of Mineral Resources has undertaken not to implement the charter until judgment has been handed down in respect of the application. The case is to be heard on December 13 and 14, 2017 by a full bench of judges in the North Gauteng High Court.

Investors are cautioned that in order to obtain a better understanding of the risks associated with the Mining Charter 3, they should consider the full text of the Mining Charter 3 that can be found at http://www.notourcharter.co.za/component/jdownlo/ads. In its current form, the revised Mining Charter 3 may adversely impact the industry and our business.

Mine Health and Safety Regulation

The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act, came into effect in January 1997. The principal object of the Mine Health and Safety Act is to improve health and safety at South African mines and, to this end, imposes various duties on us at our mines and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. The 2009 amendments to the Act dealt with *inter alia* the stoppage of production and increase punitive measures including increased financial fines and legal liability of mine management. Some of the more important new provisions in the 2009 amendment bill are the insertion of a new section 50(7A) that obliges an inspector to impose a prohibition on the further functioning of a site where a person's death, serious injury or illness to a person or a health threatening occurrence has occurred; a new section 86A(1) creating a new offence for any person who contravenes or fails to comply with the provisions of the Mine Health and Safety Act thereby causing a person's death or serious injury or illness to a person. Subsection (3) further provides that (a) the "fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission"; and that (b) "the defense of ignorance or mistake by any person accused cannot be permitted"; or that (c) "the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted"; a new section 86A(2) creating an offence of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offence and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned; or did not take all reasonable steps to prevent the performance or an omission. The maximum fines have also been increased. Any owner convicted in terms of section 86 or 86A may be sentenced to "withdrawal or suspension of the permit" or to a fine of R3 million or a period of imprisonment not exceeding five years or to both such fine and imprisonment, while the maximum fine for other offences and for administrative fines have all been increased, with the highest being R1 million. The President assented to the amendment bill in April 2009. The amendment Act was proclaimed and came into law in May 2009.

Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependents for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers of the prospect of costly damages, but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal year 2017, we contributed approximately R3.6 million under the COID (2016: R3.4 million and 2015: R4.6 million) Act to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

Under the Occupational Diseases in Mines and Works Act, 1973 (as amended), or the Occupational Diseases Act, the multi-employer fund pays compensation to employees of mines performing "risk work," usually in circumstances where the employee is exposed to dust, gases, vapors, chemical substances or other working conditions which are potentially harmful, or if the employee contracts a "compensatable disease," which includes pneumoconiosis, tuberculosis, or a permanent obstruction of the airways. No employee is entitled to benefits under the Occupational Diseases Act for any disease for which compensation has been received or is still to be received under the COID Act. Currently the Group is compliant with these payment requirements, which are based on a combination of the employee costs and claims made during the fiscal year.

Uranium and radon are often encountered during the ordinary course of gold mining operations in South Africa, and present potential risks for radiation exposure of workers at those operations and the public to radiation in the nearby vicinity. We monitor our uranium and radon emissions and believe that we are currently in compliance with all local laws and regulations pertaining to uranium and radon management and that we are within the current legislative exposure limits prescribed for workers and the public, under the Nuclear Energy Act, 1999 (as amended) and Regulations from the National Nuclear Regulator.

Environmental Regulation

Managing the impact of mining on the environment is extensively regulated by statute in South Africa. Recent statutory enactments set compliance standards both generally, in the case of the National Environmental Management Act, and in respect of specific areas of environment impact, as in the case of the Air Quality Act 2004, the National Water Act (managing effluent), and the Nuclear Regulator Act 1999. Liability for environmental damage is also extended beyond the corporate veil to impose personal liability on managers and directors of mining corporations that are found to have violated applicable laws.

The impact on the environment by mining operations is extensively regulated by the MPRDA. The MPRDA has onerous provisions for personal liability of directors of companies whose mining operations have an unacceptable impact on the environment.

Mining companies are also required to demonstrate both the technical and financial ability to sustain an ongoing environmental management program, or EMP, and achieve ultimate rehabilitation, the particulars of which are to be incorporated in an EMP. This program is required to be submitted and approved by the DMR as a prerequisite for the issue of a new order mining right. Various funding mechanisms are in place, including trust funds, guarantees and concurrent rehabilitation budgets, to fund the rehabilitation liability.

The MPRDA imposes specific, ongoing environmental monitoring and financial reporting obligations on the holders of mining rights.

Our environmental risks have been addressed in EMPs which have been submitted to the DMR for approval. Additionally, key environmental issues have been prioritized and are being addressed through active management input and support as well as progress measured in terms of activity schedules and timescales determined for each activity.

Our existing reporting and controls framework is consistent with the additional reporting and assessment requirements of the MPRDA.

An amendment to the MPRDA was proposed on March 6, 2014 .The enactment of the amendment bill to the MPRDA in its currently proposed form may have a fundamental impact on the Group's estimated environmental provisions due to the inclusion of historic and old mine dumps in the definition of "residue stockpiles" which creates certain rehabilitation obligations for the discarded mines to which they pertain as well as the extension of the liability for rehabilitation beyond the issuance of a closure certificate and the requirement to maintain financial provision for closed sites for a period of 20 years after a site is closed.

Financial Provision for Rehabilitation

We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. We fund these environmental rehabilitation costs by irrevocable contributions to environmental trust funds that function under the authority of trustees that have been appointed by, and who owe a statutory duty of trust to the Master of the High Court of South Africa. The funds held in these trusts are invested primarily in interest bearing debt securities. As of June 30, 2017, we held a total of R110.5 million (2016: R103.0 million) in trust, the balance held in each fund being R100.6 million (2016: R93.8 million) for Ergo and R9.9 million (2016: R9.2 million) for ERPM. Trustee meetings are held as required and quarterly reports on the financial status of the funds, are submitted to our board of directors. If any of the operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations.

Whereas the old Minerals Act allowed for the establishment of a fully funded rehabilitation fund over the operational life of mine, the MPRDA assumes a fully compliant fund at any given time. Insurance instruments may also be utilized to make up the shortfall in available cash funds subject to the DMR's consent. The Company has subsequently made use of approved insurance products for a portion of its rehabilitation liabilities. As of June 30, 2017, we held a total of R117.2 million (2016: R108.3 million) in funds held in insurance instruments. As at June 30, 2017 guarantees amounting to R427.3 million (2016: R427.2 million) were issued to the DMR.

The net present value of the aggregate group provision for environmental rehabilitation was R531.7 million at June 30, 2017, compared to R538.5 million at June 30, 2016. This has been included in the provision for environmental rehabilitation amounting to R531.7 million (2016: R522.9 million) as well as in assets and liabilities classified as held for sale amounting to nil (2016: R15.6 million) in our financial statements as at June 30, 2017.

New Financial Provisioning Regulations ("FPR") were promulgated on November 20, 2015 under the National Environmental Management Act, 107 of 1998 ("NEMA"). Under these FRPs to be implemented by the DMR, existing environmental rehabilitation trust funds, of which DRDGOLD has R110.5 million, may be used only for post closure activities and may no longer be utilized for their intended purpose of concurrent and final rehabilitation on closure. As a result, new provisions will have to be made for these activities.

Proposed amendments to the FRPs were published for public comment on September 9, 2016 to address some challenges relating to the implementation thereof. DRDGOLD will continue to pursue possible solutions pertaining to these challenges.

4C. ORGANIZATIONAL STRUCTURE

The following chart shows our principal subsidiaries as of September 30, 2017. All of our subsidiaries are incorporated in South Africa. Our voting interest in each of our subsidiaries are equal to our ownership interests. We hold the majority of the investments directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries.


GROUP STRUCTURE
90%
Public shareholders
8%
Khumo Gold
2%
DRDSA Empowerment Trust
DRDGOLD LIMITED
100%
EMO
100%
ERPM
100%
Ergo

4D. PROPERTY, PLANT AND EQUIPMENT

DRDGOLD OPERATIONS
SEPTEMBER 30, 2017


Ergo Mining Proprietary Limited
50km
LEGEND
Cities and towns
Operations
Exploration property
Johannesburg
Benoni
Brakpan
ERPM Exts 1 & 2
Nigel
Carletonville
Vereeniging
Potchefstroom
Klerksdorp
Pretoria
Johannesburg
Bloemfontein
SOUTH AFRICA

Description of Significant Subsidiaries' Properties and Mining Operations

Ergo

Overview

We own 100% of EMO, which in turn owns 100% of Ergo. Ergo is a surface tailings retreatment operation operating across central and east Johannesburg. In order to improve synergies, effect cost savings and establish a simpler group structure, DRDGOLD restructured the Group's surface operations (Crown, ERPM's Cason Dump surface operation and ErgoGold) into Ergo with effect from July 1, 2012. ERPM's Cason Dump surface tailings retreatment operation was depleted in the first half of fiscal year 2015. At June 30, 2017, DRDGOLD employed 850 full-time employees. In addition, specialist service providers deployed a further 1,365 employees to our operations bringing the total number of in-house and outsourced employees to 2,215.

Properties

The Ergo plant is located approximately 43 miles (70 kilometers) east of the Johannesburg's central business district in the province of Gauteng on land owned by Ergo. Access to the Ergo plant is via the Ergo Road on the N17 Johannesburg-Springs motorway. As of June 30, 2017, and September 2017, no encumbrances exist on Ergo's property.

The Crown operation is situated on the outskirts of Johannesburg, South Africa and consists of three separate locations, City Deep, Crown Mines and Knights. The entire mining footprint consists of the mining rights of City Deep, Consolidated Main Reef & Estates, Crown Mines ("3Cs") and Knights. Crown's mining rights have been converted to new order rights under the MPRDA and the mining rights in respect of the 3Cs and Knights were registered at the Mineral and Petroleum Titles Registration Office in January 2014. Following the restructuring of the company into a single surface retreatment business unit, these mining rights were transferred to Ergo in March 2014.

The Crown Mines operation is located on the West Wits line within the Central Goldfield of the Witwatersrand Basin, approximately 6 miles (10 kilometers) west of the Johannesburg central business district in the province of Gauteng. Access is via Xavier Road on the M1 Johannesburg-Kimberley-Bloemfontein highway. However, over a period of more than 30 years our ore reserves in the western Witwatersrand had become depleted. We therefore took a decision at the end of fiscal year 2016 that in fiscal year 2017 we would complete the recovery of material from a number of Crown reclamation sites and to close the Crown plant. This plant operated as a pump/milling station feeding the metallurgical plants until March 2017 when it ceased all operations. By the end of fiscal year 2017, most of the Crown sites had been cleared and substantial progress had been made on the rehabilitation of the Crown plant site, which is expected to be completed by the end of the 2017 calendar year.

The City Deep operation is located on the West Wits line within the Central Goldfields of the Witwatersrand Basin, approximately 3 miles (5 kilometers) south-east of the Johannesburg central business district in the province of Gauteng. Access is via the Heidelberg Road on the M2 Johannesburg-Germiston motorway. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants.

The Knights operation is located at Stanley and Knights Road Germiston off the R29 Main Reef Road. The Knights plant continues to operate as a metallurgical plant.

History of Ergo

2005	Anglo American Corporation commissioned the Ergo plant in Brakpan in 1977. The operation became part of AngloGold Ashanti in 1998 and was closed by that company in 2005.
2007	Ergo was founded by EMO (owned by DRDGOLD at the time) and Mintails SA as a joint venture. On August 6, 2007, the joint venture parties entered into an agreement with AngloGold Ashanti - pursuant to which it acquired the remaining assets of the Ergo plant for a consideration of R42.8 million. Additional agreements were concluded with AngloGold Ashanti on November 14, 2007 for the acquisition by Ergo of additional tailings properties and the Brakpan/Withok TDF for a consideration of R45.0 million.
2008	Ergo Phase 1 was launched comprising the refurbishment and recomissioning of the Ergo plant's first CIL circuit and the retreatment of the Elsburg and Benoni tailings complexes. DRDGOLD acquires Mintails SA's stake in ErgoGold for R277.0 million.
2009	Ergo Phase 1 commissioning continues; first feeder line to the Ergo Plant from Elsburg tailings complex comes into operation. Ergo Phase 2 exploration drilling for gold, uranium and acid completed.
2010	DRDGOLD acquired control of Ergo through the acquisition of Mintails SA's 50% in Ergo for R82.1 million. Ergo Phase 1 production ramp-up nears completion with the installation of the second Elsburg tailings complex feeder line to the Ergo plant. Construction of the Crown/Ergo pipeline commenced.
2011	Construction of the Crown/Ergo pipeline continued and the second CIL circuit of the Ergo plant was refurbished as part of the Crown/Ergo pipeline project.
2012	The construction of the Crown/Ergo pipeline and second CIL circuit of the Ergo plant was completed.
2013	To improve synergies, effect cost savings and a simpler group structure DRDGOLD restructured the Group's surface operations into Ergo on July 1, 2012, which consisted of Crown, the surface operations of ERPM and ErgoGold. Construction and commissioning of the Ergo flotation/fine-grind plant (FFG) was completed in late December 2013.
2014	The FFG was suspended in April 2014 after metallurgical efficiencies declined. Test-work recommenced in August. A prospecting right in respect of surface tailings dumps on various portions of the Farm Grootvlei and a portion of the Farm Geduld was registered on May 12, 2014 for a period of 5 years ending on April 21, 2019.
2015	The FFG became fully operational in February 2015. Ministerial consent in terms of section 11 of the MPRDA for the restructuring of the Group's surface operations into Ergo were obtained.
2016	A legal review of the existing authorisations was undertaken for increasing the deposition capacity of the Brakpan/Withok TDF. The results indicated that most of the current authorisations are sufficient, however certain documentation will need to be amended.

History of Crown (consolidated into Ergo on July 1, 2012)

1979	Rand Mines Limited directors approved the formation of the company Rand Mines Milling and Mining Limited (RM3) to treat the surface gold tailings created from the underground section of the original Crown Mines, which had been in operation since the start of gold mining on the Witwatersrand in the late 1800's.
1982	First plant commissioned at Crown Mines to processed surface material.
1986	Second plant commissioned at City Deep to processed surface material.
1997	Randgold Exploration Limited and Continental Goldfields of Australia entered into a joint venture with the intention to establish a company that would acquire dump retreatment operations on the Witwatersrand. This resulted in the

formation of Crown Consolidated Gold Recoveries Limited, or CCGR, which was incorporated as a public company in South Africa in May 1997. Crown was a wholly owned subsidiary of CCGR and consists of the surface retreatment operations of Crown Mines, City Deep and Knights.

1998	We purchased 100% of CCGR.
2002	Khumo Bathong Holdings Proprietary Limited (KBH) purchased 60% of Crown. We were appointed as joint manager of the operation with KBH.
2005	On July 6, 2005 we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our then South African operations. On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a 15% interest in a newly created vehicle, EMO, which included 100% of ERPM, Crown and Blyvoor. As a result we owned an 85% interest in EMO.
2006	On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in EMO. On August 28, 2006, Crown concluded an agreement with AngloGold Ashanti to purchase the Top Star Dump.
2008	The Department of Mineral Resources issued a mining right for gold recovery over the Top Star Dump to Crown.
2009	The reclamation of the Top Star Dump commenced in December 2008. Crown also commenced with the reduction of volumes to 0.4Mtpm to implement the planned Crown Tailings Deposition Facility closure plan.
2010	The surface circuit of ERPM was incorporated into Crown for reporting purposes.
	Board approval was obtained to construct a pipeline to the Ergo tailings deposition site to enable Crown to restore its deposition capacity to 0.6Mtpm. Restored deposition capacity provides the operation with the opportunity to exploit potential new ore reserves.
2012	Construction of the pipeline to the Ergo tailings deposition site was completed.
2013	On July 1, 2012, Crown sold its mining assets, mining and prospecting rights and certain liabilities to Ergo in exchange for shares in Ergo.
2015	Ministerial consent in terms of section 11(2) of the MPRDA to cede the converted mining rights of Crown to Ergo was obtained and in August 2015 the converted mining rights were registered.
2017	Crown plant ceased all operations in March 2017 and final rehabilitation of the site commenced.

Mining and Processing

Ergo undertakes the retreatment of surface tailings.

Material processed by Ergo is sourced from primary surface sources namely, sand and slime. The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period the material was deposited. Archive material is a secondary source of gold bearing material. This material is generally made up of old gold metallurgical plant sites.

Our two gold producing metallurgical plants, Ergo and Knights have an installed capacity to treat approximately 25 million tons of material per year based on 92% availability and are fully operational. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants. The Crown plant operated as a pump/milling station feeding the metallurgical plants until March 2017 when it ceased all operations.

In addition, Ergo's assets include: access to tailings deposited across the western, central and eastern Witwatersrand; a 50km pipeline; and tailings deposition facilities including the significant Brakpan/Withok TDF.

The feed stock is made up of sand and slime which are reclaimed separately. Sand is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Slime is reclaimed using high pressure water monitoring guns also known as hydraulic reclamation. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills as well as floatation and fine grind, or FFG, and Carbon-in-Leach, or CIL, technology to extract the gold.

Set forth below is a description of each of our plants:

Ergo Plant: Commissioned by Anglo American Corporation in 1977, became part of AngloGold Ashanti in 1998 from which it was acquired for a consideration of R42.8 million in 2007. The remaining five CIL tanks were refurbished during fiscal year 2015 to increase capacity to treat up to 25.2Mt per year. The Ergo FFG project is designed to assist in liberating the gold particles currently encapsulated in the sulphides and to achieve a targeted improvement in gold recovery efficiencies of between 16% and 20%. This circuit commenced a three month test phase during August 2014 after it was temporarily suspended in April 2014 following a decline in metallurgical efficiencies. By February 2015 the FFG was returned to full operation.

Knights Plant: Commissioned in 1988, this surface/underground plant comprises a circuit including screening, primary cycloning, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electro-winning and smelting to doré. The Knights plant, although historically part of the Crown operation, is located further east and considerably closer to the Brakpan TDF. Due to the location of the Knights plant it is able to access the Brakpan TDF to deposit waste. The Knights plant has an installed capacity to treat an estimated 3.6Mt per year.

Crown Plant: Commissioned in 1982, this surface/underground plant comprises a circuit including screening, primary cycloning, open circuit milling, thickening, oxygen preconditioning, CIP and CIL, elution, zinc precipitation followed by calcining and smelting to doré. In June 2012, the gold extraction portion of the Crown plant was discontinued. It continued to screen, mill and thicken material before being pumped to the Ergo plant for the final extraction of gold up to March 2017 when all operations were ceased at this plant. The rehabilitation of the Crown plant site is expected to be completed by the end of calendar year 2017.

City Deep Plant: Commissioned in 1987, this surface/underground plant comprises a circuit including screening, primary, secondary and tertiary cycloning in closed circuit milling, thickening, oxygen preconditioning, CIL, elution and zinc precipitation followed by calcining and smelting to doré. Retreatment continued at the City Deep Plant until the plant was decommissioned in August 2013 to operate as a milling and pump station and is currently pumping material to the Ergo Plant for the final extraction of gold.

As of June 30, 2017, the net book value of Ergo's mining assets was R1,484.0 million (2016: R1,586.8 million).

Capital Expenditure

During fiscal year 2017, capital expenditure increased primarily as a result of R31.9 million spent on bringing the 4L37 site on line, being one of three new reclamation sites that were commissioned during fiscal year 2017 to replace the various Crown sites that were closed, as well as R29.5 million on the Centralised Water Facility to reduce the use of potable water and reduce the associated cost of water. The balance was spent on various other smaller items.

Currently there are no material plans to construct or further expand facilities other than optimising and maintaining existing facilities. Capital expenditure is financed through operational cash flows while financing for significant growth projects may be obtained through specific financing arrangements if required. For a summary of capital expenditure, see Item 5A. Operating Results.

Exploration and Development

Exploration and development activity at Ergo involves the drilling of surface dumps and evaluating the potential gold bearing surface material.

Environmental and Closure Aspects

Municipal infrastructure as well as commercial and residential developments have encroached towards the Ergo operation. The major environmental risks are associated with dust from various reclamation sites, and effective management of relocated process material on certain tailings dams. The impact of windblown dust on the surrounding environment and community is addressed through a scientific monitoring and evaluation process, with active input from Professor H. Annagran from the Cape Peninsula University of Technology and appropriate community involvement. Environmental management programs, addressing a wide range of environmental issues, have been prepared by specialist environmental consultants, which are audited annually. Water pollution is controlled by means of a comprehensive system of return water dams which allow for used water to be recycled for use in Ergo's metallurgical plants. Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. Ergo has an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams) are maintained at levels that are sensitive to the capacity of return water dams.

Dust pollution is controlled through an active environmental management program for the residue disposal sites and chemical and organic dust suppression on recovery sites. Short-term dust control is accomplished through ridge ploughing the top surface of dormant tailings dams. Additionally, environmentally friendly dust suppressants are applied. Dust fall-out is monitored through an extensive dust monitoring network monthly, and is utilized as a management measure to ensure the effectiveness of mitigation measures employed. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings followed by the application of lime, to reduce the natural acidic conditions, and fertilizer to assist in the growth of vegetation planted on the tailings dam.

A program of environmental restoration that provides for the rehabilitation of areas affected by mining operations during the life of the mine is in place. The surface reclamation process at Ergo has several environmental merits as it removes potential pollution sources and opens up land for development.

Environmental management and compliance is further assisted by the in–house developed electronic monitoring system (Compliance Management Tool) that incorporates all existing Environmental Impact Assessments ("EIAs"), EMPs, Mining Right Conversions, Performance Assessments and Social and Labor Plans ("SLPs") associated with each mining right. The existing and most recent studies are used to supplement the management components with regards to the mining right boundaries and its required compliance parameters. The individual management items are integrated to provide a holistic overview of the state of each of the mining right areas. Spatial data pertaining to the mining right boundaries is stored onto a central database and is utilized to create a live map which illustrates the mining right area and various environmental monitoring systems. This map depicts the mining right boundaries, roads, rails, mine dumps, plants, rivers, pipeline routes, servitudes, way leaves, municipal services and other spatial data relevant to our mining operations.

While the ultimate amount of rehabilitation costs to be incurred is uncertain, we have estimated that the total cost for Ergo, in current monetary terms as at June 30, 2017 is approximately R531.7 million. As at June 30, 2017, a total of R110.5 million is held in the Crown Rehabilitation Trust Fund which is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa. In addition, a total of R48.9 million is held in insurance instruments.

Ore Reserves

As at June 30, 2017, our Proven and Probable Ore Reserves of Ergo was 3.0 million ounces. As at June 30, 2016 Proven and Probable Ore Reserves was 1.8 million ounces. A Mineral Resource competent person is appointed at each operation to review our Ore Reserve calculations for accuracy. For Ergo, Mr. Gary Viljoen is the designated competent person in terms of the SAMREC Code responsible for the compilation and reporting of ore reserves. Ore reserves were independently reviewed by Red Bush Geoservices Proprietary Limited (Red Bush) for compliance with the SAMREC Code, the National Instrument 43-101 and the United States Securities and Exchange Commission (SEC) Industry Guide 7.

Production

In fiscal year 2017, production decreased from 143,457 ounces to 137,114 ounces mainly due to a 5% decline in the average yield from 0.180g/t to 0.171g/t. The lower average yield was mainly a consequence of a bigger than expected knock-on effect of treating the material from the Crown sites that were closed. This was due to this reclaimed material requiring high volumes of water to treat. As a result, the treatment system contained more water than material, leading to lower densities and with no capacity for augmentation with material from our other operating sites. Volume throughput for the year remained flat at 24,958,000 tonnes compared to 24,842,000 tonnes in fiscal year 2016.

Cash operating costs in fiscal year 2017 was up $164 per ounce from $958 in fiscal year 2016 to $1,122 per ounce mainly due to the decline in the average yield.

The following table details the production results of the Group (consisting mainly of the production results of Ergo) for the past fiscal year:

	2017	**2016**	**2015**
Production (imperial)			
Ore milled ('000 tons)	24,958	24,842	23,750
Recovered grade (oz/ton)	0,005	0,005	0,006
Gold produced (ounces)	137,114	143,457	150,145
Results of Operations			
Revenue (R million)	2,339.9	2,433.1	2,105.3
Cash operating cost (R million) [1]	2,087.9	1,991.2	1,741.6
Cash operating costs (R/kilogram) [1]	489,549	446,153	372,932
All-in sustaining costs (R/kilogram) [1]	530,930	499,425	411,548
All-in cost (R/kilogram) [1]	552,243	512,353	422,095

[1] Cash operating cost, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. These are all non IFRS measures. For a reconciliation of these measure see Item 5A.: "Operating Results - Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram."

See Item 5A. Operating Results – Capital expenditure for a discussion on capital expenditure.

ERPM

Overview

As at June 30, 2017 we own 100% of ERPM, which is consolidated as a subsidiary, through our 100% holding in EMO. ERPM consists of an underground section that was halted in October 2008. At June 30, 2017, ERPM had no employees. The financial results and assets and liabilities of these halted underground operations are included in 'Corporate office and other reconciling items' in the financial statements for segmental reporting purposes for all three years presented.

On July 24, 2014 EMO and ERPM entered into an agreement with ERPM South Africa Holding Proprietary Limited, the nominee of Australian based Walcott Capital, for the disposal of certain of the underground mining and prospecting rights held by ERPM including the related liabilities. All regulatory approvals required for this disposal have now been obtained, with the exception of the approval required under Section 11 of the Mineral and Petroleum Resource Development Act as a result of circumstances beyond our control.

DRDGOLD and the purchaser concluded the restructure of the payment terms requested by the purchaser during fiscal year 2017. Management has taken timely action and remains confident that this last outstanding regulatory approval will be obtained.

Property

      ERPM is situated on the Central Rand Goldfield located within and near the northern margin of the Witwatersrand Basin in the town of Boksburg, 20 miles (32 kilometers) east of Johannesburg on land owned by ERPM. Access is via Jet Park Road on the N12 Boksburg-Benoni highway. Historically underground mining and recovery operations comprised relatively shallow remnant pillar mining in the central area and conventional longwall mining in the south-eastern area. Surface reclamation operations including the treatment of sand from the Cason Dump, was conducted through the Knights metallurgical plant, tailings deposition facilities and associated facilities. Until underground mining was halted in October 2008, the mine exploited the conglomeratic South Reef, Main Reef Leader and Main Reef in the central area and the Composite Reef in the south-eastern area. ERPM operates under mining license ML5/1997 in respect of statutory mining and mineral rights. As of June 30, 2017, and September 30, 2017, no encumbrances exist on ERPM's property.

      At June 30, 2017, the net book value of ERPM's mining assets was zero due to the transfer of ERPM's related surface mining assets to Ergo as part of the restructuring which took place on July 1, 2012.

History

1895	Formation of ERPM.
1991	The FEV shaft was commissioned.
1999	ERPM was liquidated in August 1999. The mine was run by a small number of employees during liquidation. Underground flooding continued during liquidation.
2000	KBH took over control of the mine in January 2000. Operating as Enderbrooke Investments Proprietary Limited, or Enderbrooke, and employing an outside contractor, the mine re-commenced mining operations in February 2000.
2002	Crown purchased 100% of ERPM from Enderbrooke.
2003	An underground fire occurred at FEV Shaft, in February 2003. There was also the loss of Hercules Shaft in June 2003 and the loss of a secondary outlet at the FEV shaft in November 2003.
2004	In July 2004 it was determined that the underground section would undergo a controlled closure program ending March 2005. The closure program was delayed due to a reduction in costs and improved productivity at the mine.
2005	Central Shaft placed on care and maintenance. On July 6, 2005, we signed a Memorandum of Understanding with KBH regarding the acquisition by Khumo Gold of a 15% stake in our South African operations. On October 27, 2005, our board of directors approved the transaction with Khumo Gold. The new structure resulted in Khumo Gold acquiring a 15% interest in a newly created vehicle, EMO, which includes 100% of ERPM, Crown and Blyvoor. As a result, we owned an 85% interest in EMO.
2006	On December 11, 2006, Khumo Gold, on behalf of itself and an employee trust, exercised the option granted by us pursuant to the option agreement concluded between us and Khumo Gold in October 2005 to acquire a further 11% in EMO. A prospecting right covering an area of 1,252 hectares (3,093 acres) of the neighboring Sallies lease area, referred to as ERPM Extension 1 was granted by the DMR.
2007	A prospecting right, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DMR. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres).
2008	On April 25, 2008, ERPM gave notice of intention to restructure the work force due to operational requirements and 239 employees were retrenched during June 2008. On October 23, 2008, ERPM announced the suspension of drilling and blasting operations underground, following the cessation of pumping of underground water at the South West Vertical shaft on October 6, 2008 for safety reasons following the deaths of two employees. On November 19, 2008, we announced our intention to place on care and maintenance the underground operations of ERPM, and to proceed with a consultation process in terms of Section 189A of the Labor Relations Act to determine the future of the mine's 1,700 employees.
2009	In January 2009, consultations in terms of Section 189A of the Labor Relations Act regarding the future of employees affected by the placing on care and maintenance of the underground operations were concluded and 1,335 employees were retrenched.
2010	ERPM's surface operation, the Cason Dump, was incorporated into Crown for reporting purposes.
2013	On July 1, 2012, ERPM sold all its surface mining assets (excluding its 50% interest in Ergo) and its 65% interest in ErgoGold to Ergo in exchange for shares in Ergo.
2014	During July 2014 EMO and ERPM entered into an agreement with ERPM South Africa Holding Proprietary Limited, the nominee of Australian based Walcott Capital for the disposal of certain of the underground mining and prospecting rights held by ERPM including the related environmental liabilities. This agreement is subject to a number of suspensive conditions including regulatory consent and permission which had not been fulfilled at the date of this report. ERPM Extension 2 prospecting right was renewed.
2015	Ministerial consent in terms of section 11(2) of the MPRDA to cede the converted mining rights of ERPM's surface operations to Ergo was obtained and in August 2015 the converted mining rights were registered.
2017	Management concluded the restructure of payment terms in support of the timely conclusion of the disposal of certain underground assets

Mining and Processing

ERPM is under care and maintenance and did not produce any gold since fiscal year 2009.

Exploration and Development

ERPM has a prospecting right covering an area of 1,252ha (3,094 acres) of the adjacent Sallies mine, referred to as ERPM Extension 1. The regional geology of the area indicates that there will be a strike change due to faulting associated with an East-West trending sinistral tear fault. In order to confirm the anticipated change in the geological structure and hence payshoot orientation, it is envisaged that prospecting would take place through development situated 50m in the footwall. Owing to high induced stress experienced at depth, there will be concurrent over-stoping (that is stoping taking place concurrently with development) on the reef plane for safety reasons. Prior to this prospecting right in respect of ERPM Ext. 1 lapsing, an application for a mining right in respect of the same prospecting footprint was made in terms of the provisions of the MPRDA. The said mining right was approved and granted and the registration thereof took place in March 2012. The mining right will expire in January 2042.

An additional application to extend ERPM's existing prospecting right eastwards into the Rooikraal/Withok area, incorporating the southern section of the old Van Dyk mining lease area and a small portion of Sallies, was granted by the DMR in fiscal year 2007. Known as ERPM Extension 2, the additional area is 5,500ha (13,590 acres). This prospecting right was initially granted for a period of 4 years and expired in March 2011. An application for renewal thereof was made in terms of the provisions of the MPRDA. The renewal of the prospecting right was initially refused by the DMR, but after an appeal was lodged with the Legal Services Directorate of the DMR, the renewal of the prospecting right was granted in November 2014. These rights, ERPM Ext 1 and ERPM Ext 2, both form part of the sale assets of the transaction with Walcott Capital.

Environmental and Closure Aspects

There is a regular ingress of water into the underground workings of ERPM, which was contained by continuous pumping from the underground section. Studies on the estimates of the probable rate of rise of water have been inconsistent, with certain theories suggesting that the underground water might reach a natural subterranean equilibrium, whilst other theories maintain that the water could decant or surface. A program is in place to routinely monitor the rise in water level in the various underground compartments and there has been a substantial increase in the subsurface water levels.

The government has appointed Trans-Caledon Tunnel Authority (TCTA) to construct a partial treatment plant (neutralisation plant) to prevent the ground water being contaminated. TCTA completed the construction of the neutralisation plant for the Central Basin and commenced treatment during July 2014. As part of the Heads of agreement signed in December 2012 between EMO, Ergo, ERPM and TCTA, sludge emanating from this plant is co-disposed onto the Brakpan/Withok TDF. Partially treated water is then discharged by TCTA into the Elsburg Spruit. This agreement includes the granting of access to the underground water basin through one of ERPM shafts and the rental of a site onto which it constructed its neutralisation plant. In exchange, Ergo and its associate companies including ERPM have a set-off against any future directives to make any contribution toward costs or capital of up to R250 million. Through this agreement, Ergo also secured the right to purchase up to 30 ML of partially treated AMD from TCTA at cost, in order to reduce Ergo's reliance on potable water for mining and processing purposes.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, we have estimated that as at June 30, 2017 the present discounted value of the total cost of rehabilitation for ERPM is approximately R16.8 million. A total of R9.9 million in the ERPM Rehabilitation Trust Fund and R68.2 million in insurance instruments is available for the settlement of these rehabilitation costs. This is an irrevocable trust, managed by specific responsible people who we nominated and who are appointed as trustees by the Master of the High Court of South Africa.

Ongoing Legal Proceedings

Ekurhuleni Metropolitan Municipality Electricity Tariff Dispute – Main Application

In December 2014, an application (in the South Gauteng High Court, Johannesburg) was filed and served on *inter alia* the Ekurhuleni Metropolitan Municipality ("Municipality") and Eskom Holdings SOC Limited in terms of which Ergo contends, among other things, that the Municipality does not "supply" electricity to Ergo from a "supply main" as contemplated in the Municipality's Electricity By-Laws of 2002 ("Main Application"), for the following reasons:
- The Municipality is not licensed to supply electricity to Ergo ito the Municipality's Temporary Distribution Licence.
- The Municipality is not entitled to render tax invoices to Ergo for supply and consumption of electricity from the substation.
- The Municipality is furthermore not competent to add a surcharge or premium of approximately 40% (forty percent) of the rate at which Eskom ordinarily charges Ergo on its Megaflex rate.
- Ergo is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality in excess of its actual consumption, therefore, as determined by Eskom on a monthly basis.
- The Municipality is indebted to Ergo in the amount of approximately R43 million in respect of the surcharges and premiums that were erroneously paid to the Municipality in the *bona fide* and reasonable belief that the Municipality was competent to supply electricity to it.

The hearing in respect of the Main Application has been set down for hearing on December 5, 2018.

Subsequent to December 2014 up to June 30, 2017, the Municipality has invoiced Ergo for approximately R91.8 million in surcharges of which R86.1 million has been paid into an attorney's trust account at June 30, 2017 pending the final determination of the Main Application.

Ekurhuleni Metropolitan Municipality Electricity Tariff Dispute – Urgent Application

Subsequent to ERGO electing to pay the surcharge levied by the Municipality into the trust account of its attorneys, the Municipality, on May 25, 2015 threatened to terminate the electricity supply at the Substation in terms of the provisions of the By-Laws described above. The Municipality was, furthermore, contending that ERGO was allegedly in arrears of its account and was seeking to employ its debt collection and credit control measures in relation the alleged arrears. ERGO proceeded to launch an urgent application at the South Gauteng High Court, Johannesburg, to interdict the Municipality from terminating the electricity supply at the Substation. On May 03, 2016, the Court found in favour of ERGO and interdicted and prohibited the Municipality from terminating or otherwise interfering with the supply of electricity at the Substation. The Municipality subsequently, and ultimately, petitioned the Supreme Court of Appeal ("SCA") for leave to appeal against the judgment. The appeal hearing was heard by the full bench of the South Gauteng High Court, Johannesburg on June 20 and 21, 2017. Judgment in respect thereof was handed down on August 29, 2017 and the full bench found in favour of the Municipality. ERGO filed its petition for leave to appeal to the SCA on September 26, 2017.

Silicosis Litigation

In January 2013, DRDGOLD, ERPM ("DRDGOLD Respondents") and 23 other mining companies ("Other Respondents") (collectively referred to as "Respondents") were served with a court application issued in the High Court of South Africa ("Court") for a class certification ("Certification Application") on behalf of former mineworkers and dependants of deceased mineworkers ("Applicants"). In the application the Applicants allege that the Respondents conducted underground mining operations in a negligent and complicit manner causing the former mineworkers to contract occupational lung diseases. The Applicants have as yet not quantified the amounts which they are demanding from the Respondents in damages.

On May 13, 2016, the Court granted an order for, inter alia (1) certification of two industry-wide classes: a silicosis class and a tuberculosis class, both of which cover current and former underground mineworkers who have contracted the respective diseases (or the dependants of mineworkers who died of those diseases); and (2) that the common law be developed to provide that in instances where a claimant claiming general damages passed away, the claim for general damages will be transmitted to the estate of the deceased claimant.

The DRDGOLD Respondents served a notice of appeal against the aforementioned findings on July 22, 2016, and 27 September 2016 respectively. The appeal has been set down for hearing from March 19 to 13, 2018.

The Respondent companies formed a Working Group consisting of representatives from each company to consider and discuss issues pertaining to the action.

DRDGOLD withdrew from the Working Group in January 2016. The remaining members of the Working Group have since indicated that they would be seeking a possible settlement of the class action and have all raised an accounting provisions at 30 June 2017 due to progress made by the Working Group towards settlement of the claims.

DRDGOLD took the view that it is too early to consider settlement of the matter, mainly for the following reasons:
• the Applicants have as yet not issued and served a summons (claim) in the matter;
• there is no indication of the number of potential claimants that may join the class action against the DRDGOLD respondents;
• many principles upon which legal responsibility is founded, are required to be substantially developed by the trial court (and possibly subsequent courts of appeal) to establish liability on the bases alleged by the applicants.

In light of the above there is inadequate information to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.

Ekurhuleni valuation of surface right permits

The Municipality issued summons in 2010 for the recovery of the amount of R42 million against ERPM in respect of the valuation of various surface right permits ("SRPs") of which ERPM is the registered holder in terms of the Municipal Property Rates Act. ERPM entered an appearance to defend the matter within the requisite time frames.

The matter was not further pursued by the Municipality and appears to now be dormant.

ERPM believes that this claim was without merit and therefore that an outflow of resources was remote. ERPM deferred payment of rates and taxes for which it recognised an accrual of R22.7 million.

Since February 2016, the account statements issued by the Municipality reflected that all rates and taxes and interest thereon had been written off and the balance owing by ERPM was reduced to zero. The statements issued by the Municipality up to the date of this report continue to reflect a zero balance. As a result, the accrual was reversed during fiscal year 2016.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company's financial condition and results of operations for the historical period covered by the financial statements and management's assessment of factors and trends which are anticipated to have a material effect on the Company's financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this Annual Report. Our financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our discussion contains forward looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward looking statements.

5A. OPERATING RESULTS

Business overview

We are a South African gold mining company engaged in surface gold tailings retreatment, including exploration, extraction, processing and smelting. All our surface tailings retreatment operations, including the requisite infrastructure and metallurgical processing plants, are located in South Africa. Our operating footprint is unique, in that it involves some of the largest concentration of gold tailings deposits in the world, situated within the city boundaries of Johannesburg and its suburbs.

The success of DRDGOLD's long-term goal to extract as much gold as possible from its assets depends, to a large extent, on how effectively it continues to manage its resources.

DRDGOLD's strategic thinking is informed by principles of sustainable development. Our goal is to optimally exploit our entire resource over the long term, thereby seeking sustainable benefits in respect to the following capitals, each of which is essential to our operation – financial, manufactured, natural, human and social capital.

We also aim to align and overlap the interests of each of these capitals in such a manner that an investment in any one translates into value-add in as many of the others as possible. We therefore seek to achieve an enduring and harmonious alignment between them, and we pursue these criteria in the feasibility analysis of each investment.

The decrease in profit in fiscal year 2017 was largely due to a 4% decrease in gold produced. The average rand gold price received remained flat at R548 268. The lower gold production was due to a lower average yield as the throughput volumes were consistent with fiscal year 2016. The profit for fiscal year 2017 also includes a profit on disposal of property, plant and equipment of R12.9 million and a net income tax credit of R50.4 million which mainly consist of a deferred tax rate adjustment of R37.5 million.

The profit in fiscal year 2016 was largely due to a 21% increase in the average rand gold price received which rose to R546,142 per kilogram despite a 4% decrease in gold produced. It also includes a reversal of an accrual of R22.7 million and a profit on disposal of property, plant and equipment of R10.5 million.

The profit in fiscal year 2015 was largely due to a 4% increase in the average rand gold price received which rose to R451,297 per kilogram and an 13% increase in gold produced. It also includes a fair value adjustment on available-for-sale investments reclassified to profit or loss of R19.9 million and a profit on disposal of equity accounted investment of R5.9 million.

Key drivers of our operating results and principal factors affecting our operating results

The principal uncertainties and variables facing our business and, therefore, the key drivers of our operating results are:

- The price of gold, which fluctuates both in terms of dollars and rands;
- Our production tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
- Our cost of producing gold, including the effects of mining efficiencies; and
- General economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations in South Africa.

Gold price

Our revenues are derived primarily from the sale of gold produced at our surface tailings retreatment operations. As a result, our operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold is often subject to rapid short-term changes because of speculative activities. The demand for and supply of gold affects gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As a general rule we sell the gold produced at market prices to obtain the maximum benefit from prevailing gold prices and we do not hedge against changes in gold prices.

The following table indicates data relating to the dollar gold spot prices for the 2017, 2016 and 2015 fiscal years:

	2017 fiscal year	2016 fiscal year	% change
Closing gold spot price on June 30, ...	$1,241 per ounce	$1,322 per ounce	(6%)
Lowest gold spot price during the fiscal year	$1,128 per ounce	$1,051 per ounce	7%
Highest gold spot price during the fiscal year..............	$1,366 per ounce	$1,324 per ounce	3%
Average gold spot price for the fiscal year	$1,257 per ounce	$1,167 per ounce	8%

	2016 fiscal year	2015 fiscal year	% change
Closing gold spot price on June 30, ...	$1,322 per ounce	$1,172 per ounce	13%
Lowest gold spot price during the fiscal year	$1,051 per ounce	$1,141 per ounce	(8%)
Highest gold spot price during the fiscal year..............	$1,324 per ounce	$1,338 per ounce	(1%)
Average gold spot price for the fiscal year	$1,167 per ounce	$1,224 per ounce	(5%)

	2015 fiscal year	2014 fiscal year	% change
Closing gold spot price on June 30,	$1,172 per ounce	$1,315 per ounce	(11%)
Lowest gold spot price during the fiscal year	$1,141 per ounce	$1,192 per ounce	(4%)
Highest gold spot price during the fiscal year	$1,338 per ounce	$1,426 per ounce	(6%)
Average gold spot price for the fiscal year	$1,224 per ounce	$1,296 per ounce	(6%)

Our production has been sourced from South Africa, and as a result, the impact of movements in relevant exchange rates is significant to our operating results. The average gold price in rand (based on average spot prices for the year) increased from R13,989 per ounce in 2015 to R16,939 per ounce in 2016, a 21% increase from fiscal year 2015 and to R17,094 per ounce in 2017, a 1% increase from fiscal year 2016.

An increase/(decrease) of 10% in the rand gold price throughout fiscal year 2017 would have increased/(decreased) revenue by approximately R234.0 million (2016: R243.3 million).

Gold production

In fiscal year 2017, gold produced decreased to 137,114 ounces (produced from 25.0 million tonnes milled at an average yield of 0.171g/t) from 143,457 ounces in fiscal year 2016 (produced from 24.8 million tonnes milled at an average yield of 0.180g/t). The decrease in total gold produced is mainly due to the lower average yield achieved. The decrease in yield was due to the reclaimed material from the Crown sites in the western Witwatersrand that were closed that required higher volumes of water to treat. As a result, the treatment system contained more water than material, leading to lower densities and with no capacity for augmentation with material from our other operating sites.

In fiscal year 2016, gold produced decreased to 143,457 ounces (produced from 24.8 million tonnes milled at an average yield of 0.180g/t) from 150,145 ounces in fiscal year 2015 (produced from 23.8 million tonnes milled at an average yield of 0.197g/t). The decrease in total gold produced was mainly due to the lower average yield achieved which was a consequence of various factors:
- depletion of higher grade JCC dump sand material and of Cason dump material;
- lower grade slimes material from clean-up operations and from the 4A6 and 5A9 dumps; and
- the decrease in grade of material from the Elsburg reclamation site.

Cash operating costs

Cash operating costs is a non-IFRS financial measure of performance that is reported to the group's chief operating decision maker (CODM) and is used to monitor performance – refer to Item 18. ''Financial Statements - Note 19 – Operating Segments''. For a reconciliation of this measure see Item 5A.: "Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.".

Cash operating costs which include consumables, labor, specialized service providers, electricity and other related costs incurred in the production of gold. Consumables, water and electricity, labor, specialized service providers and other costs are the largest components of cash operating costs. The breakdown of cash operating costs into these costs are described in Item 5A.: "Comparison of financial performance for the fiscal year ended June 30, 2017 with fiscal year ended June 30, 2016"

General economic factors

All our operations are located in South Africa. We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we recognize the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations

For the fiscal years 2017, 2016 and 2015, all of our revenues were generated from South African operations, all of our operating costs were denominated in rand and we derived all of our revenues in dollars before being translated to rands. As the price of gold is denominated in dollars which is then translated into rands, the appreciation of the dollar against the rand increases our profitability, whereas the depreciation of the dollar against the rand reduces our profitability.

In fiscal year 2017 the increase in the average Dollar gold price approximated to the strengthening of the rand against the dollar. This resulted in a flat Rand gold price received in fiscal year 2017 compared to fiscal year 2016. In fiscal year 2016 and 2015 the decrease in the average Dollar gold price was outweighed by the weakening of the rand against the dollar. This resulted in an increase in the Rand gold price received of 21% in fiscal year 2016 and 3% in fiscal year 2015.

As an unhedged gold producer, we do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our plants or to continue the development of some or all of our projects.

Effect of inflation and exchange rates

In the past, our operations have been materially adversely affected by inflation. If there is a significant increase in inflation in South Africa, our costs will increase and if such a cost increase is not offset by an increase in the rand price of gold, this will negatively affect our operating results.

The movements in the rand/dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or CPI, are set out in the table below:

	Fiscal year ended		
	2017	2016	2015
Year ended June 30,	(%)	(%)	(%)
The average rand/dollar exchange rate (strengthened)/weakened by	(6)	21	11
CPI (inflation rate)	5.1	6.3	5.2

Recent developments

Clean-up and closure of various Crown sites

Over a period of more than 30 years our resources in the western Witwatersrand had become depleted. We took a decision at the end of the 2016 financial year that the 2017 financial year would see us execute a set of necessary actions as follows:
  • complete the recovery of material from a number of legacy reclamation sites and to close the Crown plant – in full and timely compliance with our environmental obligations; and
  • commission three new reclamation sites in the center and to the east of the Witwatersrand which – with a fourth to be commissioned by the third quarter of the 2018 financial year – would see us well into the future.

By the end of the 2017 financial year most of the legacy sites had been cleared and substantial progress had been made on the rehabilitation of the Crown plant site, which is expected to be completed by the end of calendar year 2017.

Revised Mineral Reserves

DRDGOLD began a drilling programme and pre-feasibility study (PFS) in September 2016 aimed at re-evaluating its surface gold tailings. The PFS focused on tailings on the East Rand, to the east of the Ergo plant, with the aim of adding these to the Mineral Reserve base. The Group increased its Measured Mineral Resources as measured under the SAMREC code by 56.8% and our Mineral Reserves by 62.5% after accounting for depletion in the second half of the financial year.

Key financial and operating indicators

The table below presents the key performance measurement data for the past three fiscal years: The financial results for the years ended June 30, 2017, 2016 and 2015 below are stated in accordance with IFRS as issued by the IASB. The table also includes the key performance measures for our business and its profitability, which are revenue, gold production, gold prices, operating costs, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram, capital expenditure (additions to PP&E) and Ore Reserves.

Operating data

	Year ended June 30,		
	2017	**2016**	**2015**
Revenue (R'm)	2,339.9	2,433.1	2,105.3
Gold production (ounces)	137,114	143,457	150,145
Gold production (kilograms)	4,265	4,462	4,670
Gold sold (ounces)	137,221	143,232	149,984
Gold sold (kilograms)	4,268	4,455	4,665
Average spot gold price (R/kilogram)	549,582	544,608	450,813
Average gold price received (R/kilogram)	548,268	546,142	451,297
Cost of sales (R'm)	2,307.9	2,236.8	1,946.3
Operating costs (R'm)	2,109.3	2,030.2	1,786.9
Cash operating costs (R'm)	2,087.9	1,991.2	1,741.6
Cash operating costs (R/kilogram) [1]	489,549	446,153	372,932
All-in sustaining costs (R/kilogram) [1]	530,930	499,425	411,548
All-in costs (R/kilogram) [1]	552,243	512,353	422,095
Additions to property, plant and equipment (R'm)	116.3	100.0	113.3
Ore Reserves (ounces)	2,990,000	1,840,000	1,863,000

[1] Cash operating costs, all-in sustaining costs and all-in costs are non-IFRS financial measures of performance that we use to monitor performance. A reconciliation of these measures to cash operating costs, are included in Item 5A.: "Operating Results - Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram."

Revenue

Revenue decreased to R2,339.9 million in fiscal year 2017 from R2,433.1 million in fiscal year 2016 mainly due to a 4% decrease in the gold sold, with gold prices relatively flat.

Revenue increased to R2,433.1 million in fiscal year 2016 from R2,105.3 million in fiscal year 2015 mainly due to a 21% increase in the average rand gold price received of R546,142 per kilogram despite a 5% decrease in gold sold.

Refer to Item 5A "Operating results: Key drivers of our operating results and principal factors affecting our operating results" for a discussion regarding the impact of the gold price received and the production levels on revenue.

Ore Reserves

As at June 30, 2017, our Ore Reserves were estimated at 3.0 million ounces, as compared to 1.8 million ounces at June 30, 2016, representing a 62.5% increase. The increase was mainly because of a drilling program and pre-feasibility study ("PFS") that commenced during September 2016 aimed at re-evaluating our surface gold tailings. The increase was offset by depletion through ongoing mining activities and other survey adjustments.

Our Ore Reserves (imperial) decreased from 1.9 million ounces at June 30, 2015, to 1.8 million ounces at June 30, 2016, mainly because of depletion through ongoing mining activities.

In fiscal year 2015, our Ore Reserves (imperial) increased by 22% from 1.5 million ounces at June 30, 2014, to 1.9 million ounces at June 30, 2015, mainly as a result of the acquisition of the non-controlling interest in EMO and, to a lesser extent, the decrease in the cut-off grade due to the increase in the Rand gold price. These increases were offset by a decrease due to ongoing mining activities.

	Year ended June 30,					
	2017		**2016**		**2015**	
Ore Reserves	**Ounces**	**Kilograms**	**Ounces**	**Kilograms**	**Ounces**	**Kilograms**
	'000		**'000**		**'000**	
Ergo	2,990	93,035	1,840	57,235	1,863	57,952
Total Ore Reserves	**2,990**	**93,035**	**1,840**	**57,235**	**1,863**	**57,952**

Capital expenditure

During fiscal year 2017, capital expenditure was R110.6 million, compared to R100.0 million in fiscal year 2016, an increase of 11%. Capital expenditure increased primarily as a result of R31.9 million spent on bringing new Reclamation Site 4L37 on line, being one of three new reclamation sites that were commissioned during fiscal year 2017 to replace the various Crown sites that were closed, R29.5 million spent on the Centralised Water Facility reduce the use of potable water and reduce the associated cost of water, R13.4 million spent on various exploration and grade verification projects and the balance was spent on various other capital items.

During fiscal year 2016, capital expenditure was R100.0 million, compared to R90.9 million in fiscal year 2015, an increase of 10%. Capital expenditure increased primarily as a result of R40.2 million spent on bringing the 4L2 site on line and R13 million on phase II of the refurbishment of the No 3 tailings thickener. R46.6 million was spent on various other items.

During fiscal year 2015, capital expenditure was R90.9 million, compared to R158.6 million in fiscal year 2014, a decrease of 43%. Capital expenditure decreased primarily as a result of the completion of the new flotation and fine-grind project. In fiscal year 2015, Ergo spent R16.1 million on the refurbishment of the remaining five carbon-in-leach tanks at Ergo and R7.3 million on bringing the Van Dyk site on line, both for increased flexibility and volume capacity, R21.7 million on the Rondebult sewerage water project, R7.4 million on expansion and rehabilitation of the Brakpan/Withok TDF, R6.1 million on the refurbishment of a thickener, R5.7 million on the conversion of the high-grade CIP circuit to CIL to optimise the high-grade circuit, and R26.6 million on other items.

For a summary of capital expenditure, see Item 4D. Property, Plant and Equipment.

Critical accounting policies that require significant judgment

The preparation of the consolidated financial statements requires management to make accounting assumptions, estimates and judgements that affect the application of the Group's accounting policies and reported amounts of assets and liabilities, income and expenses. By their nature, judgments are subject to an inherent degree of uncertainty. Accounting assumptions, estimates and judgements are reviewed on an ongoing basis. Revisions to reported amounts are recognized in the period in which the revision is made and in any future periods affected. Actual results may differ from these estimates.

Management believes the following critical accounting policies involve the more significant assumptions and estimates used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:

- Depreciation of property, plant and equipment
- Impairment of property, plant and equipment
- Future environmental rehabilitation costs
- Income tax

Management believes the following critical accounting policies involve the more significant judgements used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:

- Assets and liabilities classified as held for sale
- Contingent liabilities

Management has discussed the development and selection of each of these critical accounting policies with the Board of Directors and the Audit and Risk Committee, both of which have approved and reviewed the disclosure of these policies. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in Item 18 "Financial statements".

Property, plant and equipment

Depreciation of mining property and development (including mineral rights) and mine plant facilities are calculated using the units of production method which is based on the life of mine. The group's life of mine is primarily based on proved and probable ore reserves and may include some resources. It reflects the estimated quantities of economically recoverable gold that can be recovered from reclamation sites based on the gold price prevailing at the end of the financial year. Changes in the life of mine will impact depreciation on a prospective basis. The life of mine is prepared using a methodology that takes account of current information to assess the economically recoverable gold from specific reclamation sites and includes the consideration of historical experience. Other assets are depreciated using the straight-line method over the expected life of these assets.

Impairment of property, plant and equipment

The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets which generates cash inflows from continuing use that is largely independent of the cash inflows of other assets or groups of assets, or the cash-generating unit. Each metallurgical plant or combination of plants that, together with its deposition facility, is capable of operating independently is considered to be a cash-generating unit. An impairment loss is recognized directly against the carrying amount of the asset whenever the carrying amount of an asset, or its cash generating unit, exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Management considers such factors as the market capitalization of the group, mineral reserves and resource estimates, production estimates, spot and future gold prices, foreign currency exchange rates, discount rates, estimates of costs to produce and future capital expenditure in determining the recoverable amount.

Income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The deferred tax liability is calculated by applying a forecast weighted average tax rate that is based on a prescribed formula. The calculation of the forecast weighted average tax rate requires the use of assumptions and estimates and are inherently uncertain and could change materially over time. These assumptions and estimates include the expected future profitability and timing of the reversal of the temporary differences. Due to the forecast weighted average tax rate being based on a prescribed formula that increase the effective tax rate with an increase in forecast future profitability, and vice versa, the tax rate can vary significantly year on year and can move contrary to current period financial performance.

Future environmental rehabilitation costs

Provisions for environmental rehabilitation are provided at the present value of the costs expected to be incurred in the future to settle the obligation based on current prices. The unwinding of the obligation is included in profit or loss. Estimated future costs of environmental rehabilitation are reviewed regularly and adjusted as appropriate. Changes in estimates are capitalized or reversed against the related asset but taken to profit or loss if there is no related asset left. Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Estimates of future environmental rehabilitation costs are based on the Group's environmental management plans which are developed in accordance with regulatory requirements, the life-of-mine plan and the planned method of rehabilitation which is influenced by developments in trends and technology.

Assets classified as held for sale

The assessment of whether the disposal is highly probable require the exercise of significant judgement and estimates of the outcome of future events that are not wholly within the control of the Group.

Contingent liabilities

The assessment of the impact of contingent liabilities require the exercise of significant judgement and estimates of the outcome of future events that are not wholly within the control of the Group. Litigation and other judicial proceedings inherently entail complex legal issues that are subject to uncertainties and complexities and are subject to interpretation.

Comparison of financial performance for the fiscal year ended June 30, 2017 with fiscal year ended June 30, 2016

Revenue

The following table illustrates the year-on-year change in revenue for fiscal year 2017 in comparison to fiscal year 2016:

R million	Total revenue 2016	Decrease in gold sold	Impact of change in price	Net change	Total revenue 2017
Ergo	2,433.1	(103.2)	9.1	(93.2)	2,339.9

Revenue for fiscal year 2017 decreased by R93.2 million, or 4%, to R2,339.9 million. The decrease in revenue is mainly due to a 4% decrease in gold sold, reflecting a 4% reduction in production. This reduction in production was due to the reclaimed material from the Crown sites that were cleaned up requiring high volumes of water to treat. As a result, the treatment system contained more water than material, leading to lower densities and with no capacity for augmentation with material from our other operating sites. The rand gold price received remained flat at R548,268/kg.

Cost of sales

Cost of sales amounting to R2,307.9 million consist mainly of operating costs of R2,109.3 million, depreciation of R179.8 million, retrenchment costs of R23.0 million, change in estimate of environmental rehabilitation of R0.6 million and a positive movement in gold in process of R4.8 million. These are discussed as follows:

Operating costs

Operating costs were R2,087.9 million compared to R2,030.2 million for fiscal year 2016. The increase was mainly due to inflationary increases.

Depreciation

Depreciation charges were R179.8 million for fiscal year 2017 compared to R180.2 million for fiscal year 2016. Depreciation remained flat due to the increase in depreciation resulting from the clean-up and closure of the various Crown sites being offset by the net decrease in depreciation resulting from the increase in the expected units-of-production in Ergo's life of mine that became effective on 1 January 2017.

Retrenchment costs

Retrenchment costs increased to R23.0 million in fiscal year 2017 from nil in fiscal year 2016. These costs were incurred due to closure of the various Crown sites.

Change in estimate of environmental rehabilitation

As of June 30, 2017, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be R531.7 million as compared to R538.5 million at June 30, 2016. Refer to Item 18. ''Financial Statements - Note 8 – Provision for environmental rehabilitation of the consolidated financial statements for a discussion of the movements in the provision for environmental rehabilitation in fiscal year 2017.

A total of R110.5 million was invested in our various environmental trust funds as at the end of fiscal year 2017, as compared to R103.0 million for fiscal year 2016. The increase is attributable to R6.8 million interest received on these funds during fiscal year 2017. A total of R117.2 million (2016: R108.3 million) is invested in funds held in insurance instruments to secure financial guarantees provided to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. As at June 30, 2017 guarantees amounting to R427.3 million were issued to the DMR (2016: R427.2 million). The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the respective mining operations and, at the time of mine closure, the proceeds on the disposal of remaining assets and gold from plant clean-up.

Movements in gold in process

Movement in gold in process in fiscal year 2017 amounted to a benefit of R4.8 million mainly due to an increase in the volume of gold in the plant as at June 30, 2017 compared to June 30, 2016 and an expense of R7.1 million in fiscal year 2016 due to a decrease in the volume of gold in the plant as at June 30, 2016 compared to June 30, 2015.

Administration expenses and general costs

The administration expenses and general costs decreased in fiscal year 2017 to R69.4 million from R87.2 million in fiscal year 2016, a decrease of R17.8 million. These costs decreased mainly due to the decrease in the share-based payment expense as well as implementation of various cost cutting initiatives at the corporate office.

Finance income

Finance income increased from R36.8 million in fiscal year 2016 to R40.0 million in fiscal year 2017. The increase was mainly due to higher average cash balances during the year.

Finance expenses

Finance expenses increased from R47.6 million in fiscal year 2016 to R52.2 million in fiscal year 2017. The increase was mainly attributable to the increase in the unwinding of the provision for environmental rehabilitation.

Income tax

Income tax amounted to a credit of R50.4 million for fiscal year 2017 (tax charge amounting to R46.9 million for fiscal year 2016) consisted of current tax relating to fiscal year 2017 of R1.9 million, mostly relating to non-mining income and a deferred tax credit for fiscal year 2017 of R52.3 million, mostly relating to mining income.

The tax credit resulted from a loss before tax as well as R37.5 million relating to the forecast weighted average deferred tax rate that decreased from 23.1% in fiscal year 2016 to 18.6% in fiscal year 2017 because of a decrease in forecast profitability of Ergo. The decrease in the effective tax rate resulted in a decrease in the deferred tax liability and the associated tax credit.

Comparison of financial performance for the fiscal year ended June 30, 2016 with fiscal year ended June 30, 2015

Revenue

The following table illustrates the year-on-year change in revenue for fiscal year 2016 in comparison with fiscal year 2015:

R million	Total revenue 2015	Decrease in gold sold	Impact of change in price	Net change	Total revenue 2016
Ergo	2,105.3	(94.8)	422.6	327.8	2,433.1

Revenue for fiscal year 2016 increased by R327.8 million, or 16%, to R2,433.1 million. The increase in revenue is mainly due to a 21% increase in the average rand gold price received amounting to R546,143 per kilogram despite gold sold decreasing by 5% because of the 4% decrease in gold produced.

Cost of sales

Cost of sales amounting to R2,236.8 million consist mainly of operating costs of R2,030.9 million, depreciation of R180.2 million, change in estimate of environmental rehabilitation R19.3 million and a movement in gold in process R7.1 million. These are discussed as follows:

Operating costs

Operating costs were R2,030.2 million compared to R1,786.9 million for fiscal year 2015. The increase was mainly due to to the 5% increase in throughput, as well as general inflationary increases, relatively high costs associated with the Crown clean-up and increased trucking of sand material to the City Deep plant.

Depreciation

Depreciation charges were R180.2 million for fiscal year 2016 compared to R193.3 million for fiscal year 2015. The increase in the expected units-of-production in Ergo's life of mine that became effective on July 1, 2015 resulted in a net decrease in the depreciation charge recognised.

Retrenchment costs

No retrenchment costs were incurred in fiscal year 2016 compared with R7.2 million in fiscal year 2015.

Movements in provision for environmental rehabilitation

As of June 30, 2016, we estimate our total rehabilitation provision, being the discounted estimate of future costs, to be R538.5 million as compared to R510.9 million at June 30, 2015. Refer to Item 18. ''Financial Statements - Note 8 – Provision for environmental rehabilitation and Note 22 Assets and Liabilities classified as held for sale'' of the consolidated financial statements for a discussion of increase in the provision for environmental rehabilitation in fiscal year 2016.

A total of R103 million was invested in our various environmental trust funds as at the end of fiscal year 2016, as compared to R96.5 million for fiscal year 2015. The increase is attributable to R6.5 million interest received on these funds during fiscal year 2016. A total of R108.3 million (2015: R100.3 million) is invested in funds held in insurance instruments to provide financial guarantees provided to the DMR through an insurance cell captive company, the Guardrisk Cell Captive. The increase is attributable to R8 million interest received on these funds during fiscal year 2016. As at June 30, 2016 guarantees amounting to R427.2 million were issued to the DMR (2015: R404.0 million). The shortfall between the invested funds and the estimated provisions is expected to be financed by ongoing contributions to the Guardrisk Cell Captive, over the remaining production life of the mining operations and, at the time of mine closure, the proceeds on the disposal of remaining assets and gold from plant clean-up.

Movements in gold in process

Movement in gold in process in fiscal year 2016 amounted to a charge of R7.1 million mainly due to a decrease in the volume of gold in the plant as at June 30, 2016 compared to June 30, 2015 and a benefit of R20.6 million in fiscal year 2015 due to an increase in the volume of gold in the plant as at June 30, 2015 compared to June 30, 2014.

Impairments

No impairments were recognised in fiscal year 2016 compared with R7.9 million in fiscal year 2015.

Administration expenses and general costs

The administration expenses and general costs increased in fiscal year 2016 to R87.2 million from R69.4 million in fiscal year 2015, an increase of R17.8 million. In fiscal year 2016 administration expenses and general costs included short term incentives of R11.3 million (2015: R7.3 million), long term incentives of R9.4 million (2015: R0.2 million) and legal costs amounting to R6.1 million (2015: R2 million).

Finance income

Finance income decreased from R51.5 million in fiscal year 2015 to R36.8 million in fiscal year 2016. The decrease was mainly due to a non-recurring fair value adjustment on available-for-sale investments reclassified to profit or loss of R19.9 million and a non-recurring profit on disposal of equity accounted investment of R5.9 million that was recognized in fiscal year 2015. Interest on loans and receivables and the growth on the reimbursive right increased from R25.7 million in fiscal year 2015 to R36.8 million in fiscal year 2016 due to an increase in the cash generated from operating activities during fiscal year 2016.

Finance expenses

Finance expenses decreased from R49.6 million in fiscal year 2015 to R47.6 million in fiscal year 2016 mainly due to the interest paid on the Domestic Medium Term Note Program which decreased with the decrease in borrowings from R23.1 million as at June 30, 2015 to nil as at June 30, 2016 (see Item 5B. Liquidity and Capital Resources – Borrowings and Funding").

Income tax

The tax expense of R46.9 million for fiscal year 2016 (R28.6 million for fiscal year 2015) consisted of current tax of R5.7 million, mostly relating to non-mining income earned by the Group, and a deferred tax charge of R41.3 million, mostly relating to mining income. The tax expense for fiscal year 2015 also included an overprovision for current tax amounting to R4.4 million and an under provision of deferred tax amounting to R3.1 million relating to the impact of new tax legislation governing the tax treatment of interest on loan accounts between group entities. Refer to Item 18. ''Financial Statements - Note 15– Income tax'' of the consolidated financial statements for a discussion of increase in the deferred tax in fiscal year 2016.

Cash operating costs, all-in sustaining costs and all-in costs per kilogram

Cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are non-IFRS financial measures that should not be considered by investors in isolation or as alternatives to cost of sales, net profit/(loss) attributable to equity owners of the parent, profit/(loss) before tax and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council provided guidance for the calculation of cash operating costs, the calculation of cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that these measures are useful indicators to investors and our management of an individual mine's performance and of the performance of our operations as a whole as they provide:

- an indication of a mine's profitability and efficiency;
- the trend in costs;
- a measure of margin per kilogram, by comparison of the cash operating costs per kilogram to the price of gold; and
- a benchmark of performance to allow for comparison against other mines and mining companies.

For fiscal year 2017, cash operating costs increased to R489,549 per kilogram from R446,153 per kilogram in fiscal year 2016. All-in sustaining costs per kilogram increased to R530,930 per kilogram from R499,425 per kilogram in fiscal year 2016. All-in costs per kilogram increased to R552,243 per kilogram of gold from R512,353 per kilogram of gold in fiscal year 2016. The increase in cash operating costs and all-in sustaining costs per kilogram were mainly due to lower gold production resulting from the clean-up of the Crown sites that caused a decrease in the average yield. The increase in the all-in sustaining costs was mainly due to the increase in cash operating costs, with reduced charges resulting from movement in gold in process, movement in provision for environmental rehabilitation and corporate costs mitigating the overall increase. The total all-in costs per kilogram increased due to the above increase in the all-in sustaining cost, as well as increased retrenchment costs and growth capital expenditure.

For fiscal year 2016, cash operating costs increased by 20% to R446,153 per kilogram compared to R372,932 per kilogram in fiscal year 2015. For the same period all-in sustaining costs per kilogram increased to R499,425 per kilogram from R411,548 per kilogram and all-in costs per kilogram increased to R512,353 per kilogram from R422,095 per kilogram. The increase in all these measures is due to lower gold production, the increase in throughput, general inflationary increases, relatively high costs associated with the Crown clean-up and increased trucking of sand material from the Kleinfontein dump in Benoni to the City Deep plant.

Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram	2017	2016	2015
Cost of sales	**2,307.9**	2,236.8	1,946.3
Depreciation	**(179.8)**	(180.2)	(193.3)
Retrenchment costs	**(23.0)**	-	(7.1)
Change in estimate of environmental rehabilitation	**(0.6)**	(19.3)	20.4
Movement in gold in process	**4.8**	(7.1)	20.6
Operating costs	**2,109.3**	2,030.2	1,786.9
Ongoing rehabilitation expenditure	**(22.4)**	(27.8)	(31.7)
Care and maintenance costs	**(7.1)**	(10.5)	(13.8)
Other operating income/(costs)	**8.1**	(0.7)	0.1
Cash operating costs [(1)]	**2,087.9**	1,991.2	1,741.5
Movement in gold in process	**(4.8)**	7.1	(20.6)
Administration expenses	**69.4**	87.2	69.0
Other operating (income)/costs	**(8.1)**	0.7	(0.1)
Change in estimate of environmental rehabilitation	**0.6**	19.3	(20.4)
Unwinding of rehabilitation provision	**46.5**	43.0	39.0
Sustaining capital	**72.9**	80.5	113.3
All-in sustaining costs	**2,264.4**	2229.0	1,921.7
Retrenchment costs	**23.0**	-	7.2
Care and maintenance costs	**7.1**	10.5	13.7
Ongoing rehabilitation expenditure	**22.4**	27.8	31.7
Capital recoupment	**(5.0)**	(0.2)	(3.4)
Growth capital	**43.4**	19.5	-
All-in costs	**2,355.3**	2,286.6	1,970.9
Gold produced (kilograms)	**4,265**	4,462	4,670
Cash operating costs per kilogram (R per kilogram)	**489,549**	446,153	372,932
All-in sustaining costs per kilogram (R per kilogram)	**530,930**	499,425	411,548
All-in costs per kilogram (R per kilogram)	**552,243**	512,353	422,095

[(1)] Cash operating costs equate to cash operating costs of production.

Cash operating costs

Cash operating costs are linked directly to the level of throughput of a specific fiscal year.

The following table illustrates the year-on-year change in cash operating costs for fiscal year 2017 in comparison with fiscal year 2016.

R million	Cash operating costs 2016	Increase in throughput	Impact of change in costs	Net change	Cash operating costs 2017
Ergo	1,991.2	9.3	87.4	97.7	2,087.9

Cash operating costs in fiscal year 2017 increased by 5% to R2,087.9 million compared to cash operating costs of R1,991.2 million in fiscal year 2016 due to inflationary increases.

The following table illustrates the year-on-year change in cash operating costs for fiscal year 2016 in comparison with fiscal year 2015:

R million	Cash operating costs 2015	Increase in throughput	Impact of change in costs	Net change	Cash operating costs 2016
Ergo	1,741.5	80.1	169.6	249.7	1,991.2

Cash operating costs in fiscal year 2016 increased by 14% to R1,991.2 million compared to cash operating costs of R1,741.5 million in fiscal year 2015 due to the 5% increase in throughput, as well as general inflationary increases, relatively high costs associated with the Crown clean-up and increased trucking of sand material to the City Deep plant.

The following table illustrates the year-on-year change in cash operating costs for fiscal 2015 in comparison with fiscal 2014.

R million	Cash operating costs 2014	Decrease in throughput	Impact of change in costs	Net change	Cash operating costs 2015
Ergo	1,540.6	(10.2)	211.1	200.9	1,741.5

Cash operating costs in fiscal 2015 increased by 13% to R1,741.5 million compared to cash operating costs of R1,540.6 million in fiscal 2014 due to the cost of running all three streams of the float circuit and of general inflationary increases averaging 7.4% year-on-year.

The following table lists the major components of cash operating costs for each of the fiscal years set forth below:

Costs	Years ended June 30,		
	2017	**2016**	**2015**
Consumables	38%	36%	35%
Electricity and water	20%	20%	20%
Labor	17%	18%	19%
Specialized service providers	14%	14%	15%
Other costs...	11%	12%	11%

5B. LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities

Net cash of R51.6 million was generated by operating activities for fiscal year 2017 (fiscal year 2016: R415.9 million and fiscal year 2015: R283.6 million). Net working capital movements resulted in an outflow of cash of R117.8 million in fiscal year 2017 compared to an inflow of cash of R81.9 million during fiscal year 2016 and R42.4 million in fiscal year 2015.

Cash generated from operating activities decreased during fiscal year 2017 due mostly to a 4% decrease in in gold sold as well as the net working capital movements described above. The average rand gold price received of gold sold remained flat.

Cash generated from operating activities increased during fiscal year 2016 due mostly to a 21% increase in the average rand gold price received, despite a 5% decrease in gold sold, as well as the net working capital movements described above.

Cash generated from operating activities increased during fiscal year 2015 due mostly to a 4% increase in the average rand gold price received and a 12% increase in gold sold as well as the net working capital movements described above.

Cash flows from investing activities

Net cash utilized by investing activities amounted to R96.7 million in fiscal year 2017 compared to R107.2 million in fiscal year 2016 and R37.7 million in fiscal year 2015.

In fiscal year 2017, [net] cash utilized by investing activities mainly consisted of R110.6 million in additions to property, plant and equipment and R11.6 million spent on environmental rehabilitation payments. These outflows were reduced by R20.5 million proceeds on the disposal of property, plant and equipment.

Additions to property, plant and equipment were predominantly on Ore Reserve development, new infrastructure and new mining equipment at our operations. Significant capital projects for Ergo during fiscal year 2017 included R31.9 million on Reclamation Site 4L37, R29.5 million on the centralized water facility, R13.4 million on various exploration and grade verification projects and R42.1 million on various other capital items.

In fiscal year 2016, cash utilized by investing activities consisted mainly of R99.8 million in additions to property, plant and equipment and R10.6 million spent on environmental rehabilitation payments. These outflows were reduced by R7.0 million proceeds on the disposal of property, plant and equipment.

Additions to property, plant and equipment were predominantly to create increased flexibility and volume capacity, new infrastructure and new mining equipment at our operations. Significant capital projects for Ergo during fiscal year 2016 included:
- o R40.2 million spent on bringing the 4L2 reclamation site on line;
- o R13 million on phase II of the refurbishment of the No 3 tailings thickener; and
- o R46.6 million was spent on various other capital items.

In fiscal year 2015, net cash utilized by investing activities consisted mainly of outflows of R90.9 million in additions to property, plant and equipment and R9.0 million spent on environmental rehabilitation payments and inflows of R46.4 million proceeds on the disposal of investments and R17.4 million proceeds on the disposal of property, plant and equipment.

Additions to property, plant and equipment were predominantly to create increased flexibility and volume capacity, new infrastructure and new mining equipment at our operations. Significant capital projects for Ergo during fiscal year 2015 included:
- o R23.3 million on the refurbishment of the remaining five carbon-in-leach tanks at Ergo and bringing the Van Dyk site on line for increased flexibility and volume capacity;
- o R21.7 million on the Rondebult sewerage water project;
- o R7.4 million on expansion and rehabilitation of the Brakpan/Withok TDF;
- o R6.1 million on the refurbishment of a thickener;
- o R5.7 million on the conversion of the high-grade CIP circuit to CIL to optimise the high-grade circuit; and
- o R34.1 million on various other capital items.

Cash flows from financing activities

Net cash outflow from financing activities was R53.0 million in fiscal year 2017 compared to R281.1 million in fiscal year 2016 and R130.5 million in fiscal year 2015.

During fiscal year 2017, the net cash outflow consisted mostly of a dividend payment of R50.6 million.

During fiscal year 2016, the net cash outflow consisted mostly of a dividend payment of R252.9 million, R22.5 million repayments of the Domestic Medium Term Note Program and R6.5 million related to the acquisition of treasury shares in the market.

During fiscal year 2015, the net cash outflow consisted mostly of R122.5 million repayments of the Domestic Medium Term Note Program and a dividend payment of R7.6 million.

Cash and cash equivalents

Cash and cash equivalents as at June 30, 2017 amounted to R253.7 million compared to R351.8 million at the end of fiscal year 2016 and R324.4 million at the end of fiscal year 2015. Substantially all of our cash and cash equivalent balances were denominated in South African rand, except for $2.3 million as at June 30, 2016 and $0.1 million as at June 30, 2015 held in foreign currency. Surplus cash is held in low-risk, high interest bearing products with various large financial institutions.

At September 30, 2017, our cash and cash equivalents were R289 million.

Borrowings and funding

Our available external sources of capital include an overdraft facility of R100 million and loan notes as follows:

On July 2, 2012, DRDGOLD established a R2.0 billion DMTN Program under which it may from time to time issue notes. In July and September 2012, DRDGOLD issued R165 million in notes under the DMTN Program with maturity dates of 12, 24 and 36 months from the date of issue and bearing interest at the three month JIBAR rate plus a margin ranging from 4% to 5% per annum. The loan notes with a 12 and 24 month maturity, amounting to R20.0 million and R69.5 million respectively, were repaid on October 3, 2013 and July 3, 2014 respectively. The remaining loan notes with a 36 month maturity, amounting to R75.5 million, were repayable on July 3, 2015.

During the year ended June 30, 2015 DRDGOLD early redeemed approximately R53.5 million of the loan notes that were initially repayable on July 3, 2015. On July 3, 2015, DRDGOLD repaid the remaining R23.1 million including capital and interest. This loan program remains available to DRDGOLD to access capital from time to time.

Anticipated funding requirements and sources

Our cash and cash equivalents are set out above under "Cash and cash equivalents". Our management believes that existing cash resources, net cash generated from operations and the availability of negotiated funding facilities will be sufficient to meet the anticipated commitments of our existing operations for fiscal year 2018.

Our estimated working capital, capital expenditure and other funding commitments, as well as our sources of liquidity, would be adversely affected if:

- our operations fail to generate forecasted net cash flows from operations;
- there is an adverse variation in the price of gold or foreign currency exchange rates in relation to the US dollar, particularly with respect to the rand; or
- our operating results or financial condition are adversely affected by the uncertainties and variables facing our business discussed under Item 5A. Operating Results or the risk factors described in Item 3D. Risk Factors.

In such circumstances, we could have insufficient capital to meet our current obligations in the normal course of business, which would have an adverse impact on our financial position and our ability to continue operating as a going concern. We would need to reassess our operations, consider further restructuring and/or obtain additional debt or equity funding. There can be no assurance that we will obtain this additional or any other funding on acceptable terms or at all.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

DRDGOLD has a dedicated team that looks at ways and means of improving recoveries. Following their work on the responses of gold encapsulated in sulphides we completed the construction of the fine grind and flotation circuit at a total cost of R389 million during the year ended June 30, 2014. While the team remains active with an ongoing focus on improving extraction efficiencies, the projects undertaken during the year ended June 30, 2017 were focused on optimizing the existing facilities rather than implementing new technologies to improve extraction efficiencies. We have no registered patents or licenses.

5D. TREND INFORMATION

For the fiscal year 2018, we are planning gold production from our operations of 138,000 to 145,000 ounces at cash operating costs of approximately R480,000 per kilogram. Our ability to meet the full year's production target could be impacted by, amongst other factors, lower grades and failure to achieve the targets set at Ergo. We are also subject to cost pressures due to above inflation increases in labor, electricity and water; crude oil and steel costs. Unforeseen changes in ore grades and recoveries, unexpected changes in the quality or quantity of reserves and resource, technical production issues, environmental and industrial accidents, gold theft, environmental factors and pollution could adversely impact the production, sales and cash operating costs for fiscal year 2018.

Refer to Item 5A.: "Key drivers of our operating results and principal factors affecting our operating results" for a discussion of the trend in the US Dollar gold price as well as the exchange rate impacting our business.

5E. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not engage in off-balance sheet financing activities, and does not have any off-balance sheet debt obligations, unconsolidated special purposes entities or unconsolidated affiliates.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

| | | Estimated and actual payments due by period | | | |
	Total R m	Less than 1 year R m	Between 1-3 years R m	Between 3-5 years R m	More than 5 years R m
Provision for environmental rehabilitation [2]	531.7	55.7	117.2	102.1	256.7
Finance leases	21.8	5.3	16.5	-	-
Trade and other payables	251.8	251.8	-	-	-
Purchase obligations – contracted capital expenditure [1]	11.2	11.2	-	-	-
Other contractual obligations	3.8	1.3	2.5	-	-
Total contractual cash obligations	**820.3**	**325.3**	**136.2**	**102.1**	**256.7**

[1] Represents planned capital expenditure for which contractual obligations exist.

[2] Gold mining companies are subject to extensive environmental regulations in the various jurisdictions in which they operate. These regulations establish certain conditions on the conduct of our operations. Pursuant to environmental regulations, we are also obliged to close our operations and reclaim and rehabilitate the lands upon which we have conducted our mining and gold recovery operations. The estimated closure costs at existing operating mines and mines in various stages of closure are reflected in this table. For more information on environmental rehabilitation obligations, see Item 4D. "Property, Plant and Equipment" and Note 8 "Provision for environmental rehabilitation" under Item 18. "Financial Statements".

5G.   SAFE HARBOR

See Special Note Regarding Forward-Looking Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

Our board of directors may consist of not less than four and not more than twenty directors. As of June 30, 2017, our board consisted of seven directors.

In accordance with JSE listing requirements and our Memorandum of Incorporation, or MOI, one third of the directors comprising the board of directors, on a rotating basis, are subject to re-election at each annual general shareholders' meeting. Additionally, all directors are subject to election at the first annual general meeting following their appointment. Retiring directors normally make themselves available for re-election.

The address of each of our Executive Directors and Non-Executive Directors is the address of our principal executive offices.

Executive Directors

Daniël Johannes Pretorius (50) Chief Executive Officer. Niël Pretorius has two decades of experience in the mining industry. He was appointed Chief Executive Officer designate of DRDGOLD on August 21, 2008 and Chief Executive Officer on January 1, 2009. Having joined the company on May 1, 2003 as legal advisor, he was promoted to Group Legal Counsel on September 1, 2004 and General Manager: Corporate Services on April 1, 2005. Niël was appointed Chief Executive Officer of Ergo Mining Operations Proprietary Limited (formerly DRDGOLD SA) on July 1, 2006 and became Managing Director thereof on April 1, 2008.

Adriaan Jacobus Davel (41) Riaan Davel joined DRDGOLD in January 2015. Before joining DRDGOLD, he gained 17 years' experience in the professional services industry, the majority obtained in the mining industry in Africa. As part of gaining that experience, Mr Davel provided assurance and advisory services, including support and training on International Financial Reporting Standards (IFRS) to clients and teams across the African continent.

He has spent 7 years at KPMG as an audit partner, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants. He has also gained experience as an IFRS technical partner, and represented the South African Institute of Chartered Accountants on the International Accounting Standards Board's project on Extractive Activities from 2003 to 2010. Mr Davel also served on committees that compile or update the South African Codes for reporting and valuation of mineral reserves and resources.

Non-Executive Directors

Geoffrey Charles Campbell (56). Geoffrey Campbell was appointed a non-executive director in 2002, a senior independent non-executive director in December 2003 and non-executive chairman in October 2005. A qualified geologist, he has worked on gold mines in Wales and Canada. He spent 15 years as a stockbroker before becoming a fund manager, managing the Merrill Lynch Investment Managers Gold and General Fund, one of the largest gold mining investment funds. He was also research director for Merrill Lynch Investment Managers. Geoffrey is a director of Oxford Abstracts Limited.

James Turk (70). James Turk was appointed non-executive director in October 2004 and in 2011 met the JSE Listing Requirements to become an independent non-executive director. He is the founder and director of Goldmoney Inc., which is traded on the Toronto Stock Exchange (symbol: XAU). Goldmoney.com is an online provider of physical gold, silver, platinum and palladium bullion to buyers worldwide and operator of a digital gold currency payment system. Since graduating from George Washington University in 1969, he has specialised in international banking, finance and investments. Having begun his career with the Chase Manhattan Bank (now JP Morgan Chase), in 1980 James joined the private investment and trading company of a prominent precious metals trader. He moved to the United Arab Emirates in 1983 to become Manager of the Commodity Department of the Abu Dhabi Investment Authority, that country's sovereign wealth fund. Since resigning in 1987, he has written frequently on money and banking. His latest venture is Lend & Borrow Trust Co. Ltd. a UK-based online peer-to-peer lending platform in which loans are secured by investment grade gold and silver.

Edmund Abel Jeneker (55). Edmund Jeneker was appointed non-executive director in November 2007 and Lead Independent Director in August 2017. He has more than 30 years' experience as an executive in banking, business strategy, advisory and management at Grant Thornton South Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa Proprietary Limited, the World Bank Competitiveness Fund and Deloitte South Africa. More recently, he completed almost 14 years at Barclays Africa Group, where he was Managing Executive and served as director on the boards of several subsidiaries in the Barclays Africa Group. Edmund is active in community social upliftment and served as a member of the Provincial Development Commission of the Western Cape Provincial Government. He currently serves on the Advisory Board of the Institute of Directors Southern Africa and member of BADISA Investment Committee and is a member of the Good Governance Forum. He is a Chartered Director (SA).

Johan Andries Holtzhausen (71). Johan Holtzhausen was appointed independent non-executive director on April 25, 2014. He has more than 42 years' experience in the accounting profession, having served as a senior partner at KPMG, and held the highest Generally Accepted Accounting Principles (United States), Generally Accepted Auditing Standards and Sarbanes-Oxley Act accreditation required to service clients listed on stock exchanges in the United States. His clients included major corporations listed in South Africa, Canada, the United Kingdom, Australia and the United States.

Johan currently serves as a voluntary independent director and chairs the Audit and Risk Committee of the Tourism Enterprise Partnership. He also chairs the Audit and Risk Committee of Tshipi é Ntle Manganese Mining Proprietary Limited. He is a non-executive director of Caledonia Mining Corporation Plc, a Jersey corporation listed in the United States, Canada and the United Kingdom, and he chairs its Audit Committee.

Toko Victoria Buyiswa Nomalanga Mnyango (52). Toko Mnyango was appointed independent non-executive director on December 1, 2016. She is the Chief Executive Officer of Vitom Technologies (Pty) Ltd and Vitom Brands Communication (Pty) Ltd. Toko started her career as a prosecutor for the erstwhile KaNgwane homeland. She later became a legal advisor for the Eastern Cape Development Corporation, the province's development financier. She has held senior executive positions in Gijima, a leading black owned information and communications technology services provider. She has also worked at social cohesion projects aimed at the achievement of socio-economic transformation and at increasing the strength of South Africa's democracy. Toko has held directorships on a number of listed and unlisted company boards including Gijima, EOH Mthombo (Proprietary) Limited, AllPay Eastern Cape (Proprietary) Limited, a subsidiary of ABSA Limited. She was also on the Board of the Ryk Neethling Foundation. an organisation, the primary objective of which is to generate funds for the sustainable development and upliftment of swimming facilities in South Africa, to empower previously disadvantaged communities by training coaches to develop swimming within their communities and to procure scholarships for future swimming champions. Toko holds a Dip. Juris and BJuris degree from the then University of Transkei, now the Walter Sisulu University.

Senior Management

Wilhelm Jacobus Schoeman (43) (Dip Analytical Chemistry, BTech Analytical Chemistry) Jaco Schoeman joined DRDGOLD in 2011 as Executive Officer: Business Development to focus on expanding the group's surface retreatment business and extracting maximum value from existing resources. In July 2014, he was appointed Operations Director: Ergo Mining Operations Proprietary Limited.

Henry Gouws (48) Managing Director: Ergo. Henry Gouws graduated from Technicon Witwatersrand and obtained a National Diploma in Extraction Metallurgy in 1990 and a National Higher Diploma in Extraction Metallurgy in 1991. He completed a Management Development Programme ("MDP") in 2003 through Unisa School of Business Leadership and an Executive Development Programme in 2012 through the University of Stellenbosch Business School. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006. He was appointed to his current position with effect from October 1, 2011. He has 29 years' experience in the mining industry.

Mark Burrell (55) Financial Director: Ergo. Mark Burrell holds a BComm Accounting degree and completed an MDP. He joined DRDGOLD in 2004 on a consulting basis and later that year was appointed as Financial Manager of the Blyvooruitzicht operation. He was appointed as Financial Director of Ergo in January 2012 and has 19 years' experience in the mining sector. Mark serves as an alternate director to Charles on the Board of Rand Refinery (Proprietary) Limited.

Charles Methley Symons (63) (BCom, MBL, Dip Extractive Metallurgy) Charles Symons joined the mining industry on 14 February 1977 and transferred to Crown Gold Recoveries Proprietary Limited in January 1986. He joined DRDGOLD as General Manager in 1995 and was appointed Executive Officer: Surface Operations on January 1, 2008 before he became Executive Officer: Operations on May 11, 2010. On October 1, 2011, he was appointed Chief Operating Officer. Following restructuring of senior management in July 2014, Charles Symons assumed the role of Chairman of the Oversight Committee: Ergo Mining Operations Proprietary Limited. He was appointed director of Ergo Mining Operations Proprietary Limited in August 2014 after his service period concluded on July 31, 2016. Charles continued to serve as a non-executive director on the Board of Rand Refinery (Proprietary) Limited, a position he has held since September 2014. He also serves on the Remuneration and Nominations Committee thereof.

Reneiloe Masemene (36) (LLB, LLM) Reneiloe Masemene, i**s** a qualified attorney who joined DRDGOLD in January 2009 as a Legal Advisor. She was appointed to the position of Senior Legal Advisor in October 2011 and Prescribed Officer of Ergo Mining Proprietary Limited in June 2012. She was appointed to the position of Group Legal Counsel in August 2014 and Company Secretary in March 2016. With over 10 years of experience, she has significant experience in all areas of mining law, as well as in the corporate, commercial, contractual, employment and litigious aspects related to mining.

There are no family relationships between any of our non-executive directors, executive directors or members of the group executive and senior management. There are no arrangements or understandings between any of our directors or executive officers and any other person by which any of our directors or executive officers has been so elected or appointed. Furthermore, none of the non-executive directors, executive directors, group executive and senior management members or other key management personnel are elected or appointed under any undertaking by, arrangement or understanding with any major shareholder, customer, supplier or otherwise.

6B. COMPENSATION

Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2017 was R13.0 million.

Non-Executive Directors received the following fees for fiscal year 2017:

- Base fee as Non-Executive Chairman of R1,309,923 per annum;
- Base fee as Non-Executive Directors of R582,188 per annum;
- Annual fee for Audit and Risk Committee Chairman of R29,110 (excluding fee received as a committee member);
- Annual fee for Audit and Risk Committee member of R29,110;
- Annual fee for the chairman of Remuneration and Nominations Committee and Social and Ethics Committee of R21,832 (excluding fee received as a committee member);
- Annual fee for members of Remuneration Committee and Social and Ethics Committee of R21,832 each;
- Daily fee of R21,832 and hourly rate of R2,911;
- Half-day fee for participating by telephone in special board meetings; and
- The Chairman of the board to receive committee fees.

The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2017:

Directors / Prescribed Officer	Total remuneration paid during the year (1)
	R'000
Executive directors	
D J Pretorius	5 731
A J Davel	3 220
	8 951
Non-executive directors	
G C Campbell	1 536
J Turk	655
E A Jeneker	767
J Holtzhausen	684
T B V N Mnyango	361
	4 003
Prescribed officers (2)	
C M Symons (3)	232
W J Schoeman	3 050
R Masemene	2 371
	5 653
Total	18 607

[1] No incentives accrued during the 2017 fiscal year.

[2] The Companies Act, 2008 (Act 71 of 2008), under section 30, requires the remuneration of prescribed officers, as defined in regulation 38 of Company Regulations 2008, to be disclosed with that of directors of the Company. A person is a prescribed officer if they have general executive authority over the company, general responsibility for the financial management or management of legal affairs, general managerial authority over the operations of the company or directly or indirectly exercise or significantly influence the exercise of control over the general management and administration of the whole or a significant portion of the business and activities of the company.

(3) Service period concluded on July 31, 2016. Basic salary includes pension scheme contributions of R28 263.

See also Item 6E. Share Ownership for details of share options held by directors.

Compensation of key management

Refer to Item 18. ''Financial Statements - Note 16.2 – Related party transactions'' for the total compensation paid to key management (including executive and non-executive directors as well as prescribed officers).

Short term incentives in respect of Executive Directors are paid based upon performance against predetermined key performance indicators. Should an Executive Director meet all the targets set in terms of such predetermined key performance indicators, he will be entitled to a short term incentive of up to 100% of his remuneration package, depending on his particular agreement. Should an Executive Director not meet all the targets set in terms of the predetermined key performance indicators, he will be entitled to a lesser bonus as determined at the discretion of the Remuneration Committee.

Service Agreements

Service contracts negotiated with each executive and non-executive director incorporate their terms and conditions of employment and are approved by our Remuneration Committee.

The Company's current executive directors, Mr. D.J. Pretorius and Mr. A.J. Davel, entered into agreements of employment with us, on January 1, 2009 and January 1, 2015, respectively. These agreements regulated the employment relationship with Messrs. D.J. Pretorius and A.J. Davel during the year ended June 30, 2017.

On July 1, 2015 Mr. D.J. Pretorius entered into a new agreement of employment for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months' written notice. Under the employment agreement effective up to June 30, 2018 Mr. D.J. Pretorius received from us a guaranteed remuneration package of R5.5 million per annum. Mr. D.J. Pretorius was eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. In addition, he is eligible to participate in the long term incentive scheme and was awarded 2,323,009 phantom shares during November 2015.

Mr. A.J. Davel entered into an employment agreement effective from January 1, 2015 for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months' prior written notice. Mr. A.J. Davel received from us a guaranteed remuneration package of R3.1 million per annum. Mr. A.J. Davel is eligible under his employment agreement, for a short term incentive of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on condition that DRDGOLD achieves certain key performance indicators. He is eligible to participate in the long term incentive scheme. He was issued 205,207 phantom shares under the long term incentive scheme on his joining DRDGOLD and 1,305,033 phantom shares during November 2015.

Messrs. G.C. Campbell, J Turk and E.A. Jeneker each have service agreements which run for fixed periods until October 31, 2017. Mr. J.A Holtzhausen has a service agreement which runs for a fixed period until April 25, 2018. Mrs. TVBN Mnyango has a service agreement which runs for a fixed period until November 30, 2018. After expiration of the initial two year periods, the agreements continue indefinitely until terminated by either party on not less than three months' prior written notice.

The Company does not administer any pension, retirement or other similar scheme in which the directors receive a benefit.

Each service agreement with our directors provides for the provision of benefits to the director where the agreement is terminated by us in the case of our executive officers, except where terminated as a result of certain action on the part of the director, upon the director reaching a certain age, or by the director upon the occurrence of a change of control. A termination of a director's employment upon the occurrence of a change of control is referred to as an "eligible termination." Upon an eligible termination, the director is entitled to receive a payment equal to at least one year's salary or fees, but not more than three years' salary for Executive Directors or two years' fees for Non-Executive Directors, depending on the period of time that the director has been employed.

6C. BOARD PRACTICES

Board of Directors

As at September 30, 2017, the board of directors comprises two Executive Directors (Mr. D.J. Pretorius and Mr. A.J. Davel), and five Non-Executive Directors (Messrs. G.C. Campbell, J. Turk, E.A. Jeneker, J.A. Holtzhausen and Mrs. TVBN Mnyango). The Non-Executive Directors are independent under the New York Stock Exchange, or NYSE, requirements (as affirmatively determined by the Board of Directors) and the South African King IV Report.

In accordance with the King IV Report on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate. Mr. G.C. Campbell is the Non-Executive Chairman, Mr. D.J. Pretorius is the Chief Executive Officer and Mr. A.J Davel is the Chief Financial Officer. The board has established a Remuneration and Nominations committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the NYSE rules a majority of independent directors will select or recommend director nominees.

The board's main roles are to create value for shareholders, to provide leadership of the Company, to approve the Company's strategic objectives and to ensure that the necessary financial and other resources are made available to management to enable them to meet those objectives. The board retains full and effective control over the Company, meeting on a quarterly basis with additional ad hoc meetings being arranged when necessary, to review strategy and planning and operational and financial performance. The board further authorizes acquisitions and disposals, major capital expenditure, stakeholder communication and other material matters reserved for its consideration and decision under its terms of reference. The board also approves the annual budgets for the various operational units.

The board is responsible for monitoring the activities of executive management within the company and ensuring that decisions on material matters are referred to the board. The board approves all the terms of reference for the various subcommittees of the board, including special committees tasked to deal with specific issues. Only the executive directors are involved with the day-to-day management of the Company.

To assist new directors, an induction program has been established by the Company, which includes background materials, meetings with senior management, presentations by the Company's advisors and site visits. The directors are assessed annually, both individually and as a board, as part of an evaluation process, which is driven by an independent consultant. In addition, the Remuneration and Nominations Committees formally evaluate the executive directors on an annual basis, based on objective criteria.

All directors, in accordance with the Company's MOI, are subject to retirement by rotation and re-election by shareholders. In addition, all directors are subject to election by shareholders at the first annual general meeting following their appointment by directors. The appointment of new directors is approved by the board as a whole. The names of the directors submitted for re-election are accompanied by sufficient biographical details in the notice of the forthcoming annual general meeting to enable shareholders to make an informed decision in respect of their re-election.

All directors have access to the advice and services of the Company Secretary, who is responsible to the board for ensuring compliance with procedures and regulations of a statutory nature. Directors are entitled to seek independent professional advice concerning the affairs of the Company at the Company's expense, should they believe that course of action would be in the best interest of the Company.

Board meetings are held quarterly in South Africa and abroad. The structure and timing of the Company's board meetings, which are scheduled over two days, allows adequate time for the Non-Executive Directors to interact without the presence of the Executive Directors. The board meetings include the meeting of the Audit and Risk Committee, Remuneration and Nominations Committee and Social and Ethics Committee which act as subcommittees to the board. Each subcommittee is chaired by one of the Independent Non-Executive Directors, each of which provides a formal report back to the board. Each subcommittee meets for approximately half a day. Certain senior members of staff are invited to attend the subcommittee meetings.

The board sets the standards and values of the Company and much of this has been embodied in the Company's Code of Ethics and Conduct, which is available on our website at www.drdgold.com. The Code of Ethics and Conduct applies to all directors, officers and employees, including the principal executive, financial and accounting officers, in accordance with Section 406 of the US Sarbanes-Oxley Act of 2002, the related US securities laws and the NYSE rules. The Code contains provisions for employees to report violations of Company policy or any applicable law, rule or regulation, including US securities laws.

A description of the significant ways in which our corporate governance practices differ from practices followed by U.S. companies listed on the NYSE can be found in Item 16G. Corporate Governance.

Directors' Terms of Service

The following table shows the date of appointment, expiration of term and number of years of service with us of each of the directors as at June 30, 2017:

Director	Title	Year first appointed	Term of current office	Unexpired term of current office
D.J. Pretorius	Chief Executive Officer	2008	3 years	12 months
A.J. Davel	Chief Financial Officer	2015	3 years	6 months
G.C. Campbell	Non-Executive Director	2002	2 years	4 months
E.A. Jeneker	Non-Executive Director	2007	2 years	4 months
J. Turk	Non-Executive Director	2004	1 years	4 months
J. Holtzhausen	Non-Executive Director	2014	2 years	10 months
T.V.B.N. Mnyango	Non-Executive Director	2016	2 years	17 months

Executive Committee

As at June 30, 2017, the Executive Committee consisted of Mr. D.J. Pretorius (Chairman), Mr. A.J. Davel, Mr. W.J. Schoeman and Mrs. R. Masemene.

The Executive Committee meets on a weekly basis to review current operations, develop strategy and policy proposals for consideration by the board of directors. Members of the Executive Committee, who are unable to attend the meetings in person, are able to participate via teleconference facilities, to allow participation in the discussion and conclusions reached.

Board Committees

The board has established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfill its decision-making process. Each committee acts within written terms of reference which have been approved by the board and under which specific functions of the board are delegated. The terms of reference for all committees can be obtained by application to the Company Secretary at the Company's registered office. Each committee has defined purposes, membership requirements, duties and reporting procedures. Minutes of the meetings of these committees are circulated to the members of the committees and made available to the board. Remuneration of Non-Executive Directors for their services on the committees concerned is determined by the board. The committees are subject to regular evaluation by the board with respect to their performance and effectiveness. The following information reflects the composition and activities of these committees.

Committees of the Board of Directors

Remuneration and Nominations Committee

As at June 30, 2017 the Remuneration and Nominations Committee consisted of G C Campbell (Chairman: nominations), E A Jeneker (Chairman: remuneration), J A Holtzhausen and J Turk.

In August 2014, the Remuneration Committee and the Nominations Committee were combined into the Remuneration and Nominations Committee. The committee meets on an *ad hoc* basis. All members of this committee are independent NEDs. It is chaired by the board chairman when matters relating to nominations are discussed and by an independent NED when matters relating to remuneration are discussed.

The primary remuneration role of the committee is to execute the following functions:
- Ensure the establishment of a formal process for the appointment of directors;
- ensure that inexperienced directors are developed through a mentorship programme;
- ensure that directors receive regular briefings on changes in risks, laws and the appropriate contribution;
- drive an annual process to evaluate the board, board committees and individual directors;
- ensure that formal succession plans for the board, chief executive officer and senior management appointments are developed and implemented.

The committee has an obligation to offer competitive packages that will attract and retain executives of the highest caliber and encourage and reward superior performance. Industry surveys are provided for comparative purposes, and to assist the committee in the formulation of remuneration policies that are market related.

The key nominations responsibilities of the committee include the following:
- make recommendations to the board on the appointment of new directors;
- make recommendations on the composition of the board and the balance between executive and NEDs appointed to the board;
- review board structure, size and composition on a regular basis;
- make recommendations on directors eligible to retire by rotation; and
- apply the principles of good corporate governance and best practice in respect of nominations matters.

Audit and Risk Committee

In August 2014, the board combined the Audit Committee and the Risk Committee to form the Audit and Risk Committee.

As at June 30, 2017 the Audit and Risk Committee consisted of J A Holtzhausen (Chairman), J Turk and E A Jeneker.

All members of the Audit and Risk Committee are independent according to the definition set out in the NYSE Rules. See Item 16G. Corporate Governance. The committee's charter deals with all the aspects relating to its functioning.

The Audit and Risk Committee charter was revised in April 2017 and sets out the committee's terms of reference. Responsibilities include:
- External auditors, audit process and financial reporting;
- Internal audit;
- integrated reporting and assurance model;
- oversee the development and annual review of a policy and plan for risk management;
- ensure that risk management assessments are performed on a continuous basis;
- ensure that reporting on risk management assessment is complete, timely, accurate and accessible;
- ensure that frameworks and methodologies are implemented to increase the possibility of anticipating unpredictable risks;
- ensure that continuous risk monitoring by management takes place.

The Audit and Risk Committee meets each quarter with the external auditors, the company's manager: risk and internal audit, and the CFO. The committee reviews the audit plans of the internal auditors to ascertain the extent to which the scope of the audits can be relied upon to detect weaknesses in internal controls. It also reviews the annual and interim financial statements prior to their approval by the board.

The committee is responsible for making recommendations to appoint, reappoint or remove the external auditors as well as determining their remuneration and terms of engagement. In accordance with its policy, the committee preapproves all audit and non-audit services provided by the external auditors. KPMG Inc. was reappointed by shareholders at the 2016 AGM to perform DRDGOLD's external audit function.

The internal audit function is performed in-house, with the assistance of Pro-Optima Audit Services Proprietary Limited. Internal audits are performed at all DRDGOLD operating units and are aimed at reviewing, evaluating and improving the effectiveness of risk management, internal controls and corporate governance processes.

Significant deficiencies, material weaknesses, instances of non-compliance and exposure to high risk and development needs are brought to the attention of operational management for resolution. The committee members have access to all the records of the internal audit team.

DRDGOLD's internal and external auditors have unrestricted access to the chairman of the Audit and Risk Committee and, where necessary, to the chairman of the board and the CEO. All significant findings arising from audit procedures are brought to the attention of the committee and, if necessary, to the board.

Section 404 of SOx stipulates that management is required to assess the effectiveness of the internal controls surrounding the financial reporting process. The results of this assessment are reported in the form of a management attestation report that has to be filed with the SEC as part of the Form 20-F. Additionally, DRDGOLD's external auditors are required to express an opinion on the operating effectiveness of internal controls over financial reporting, which is also contained in the Company's Form 20-F.

An important aspect of risk management is the transfer of risk to third parties to protect the company from disaster. DRDGOLD's major assets and potential business interruption and liability claims are therefore covered by the group insurance policy, which encompasses all the operations. Most of these policies are held through insurance companies operating in the United Kingdom, Europe and South Africa. The various risk-management initiatives undertaken within the group as well as the strategy to reduce costs without compromising cover have been successful and resulted in substantial insurance cost savings for the Group.

Social and Ethics Committee

As at June 30, 2017, the Social and Ethics Committee consisted of Mr. E.A. Jeneker (Chairman), Mr. D.J. Pretorius and Mrs. TVBN Mnyango.

The Social and Ethics Committee was established to enable DRDGOLD to achieve the triple bottom line recommended by local guidance on best practice in corporate governance and to reach the empowerment goals to which this company is committed. Its terms of reference were approved by the board in April 2017 and its objectives are to:

- promote transformation within the company and economic empowerment of previously disadvantaged communities, particularly within the areas where the company conducts business;
- strive towards achieving equality at all levels of the company, as required by the South African constitution and other legislation, taking into account the demographics of the country; and
- conduct business in a manner that is conducive to the attainment of internationally acceptable environmental and sustainability standards.

The following terms of reference were approved by the board to enable the committee to function effectively. These are to make recommendations to the board:

- to monitor the company's activities with regard to the 10 principles set out in the United Nations Global Compact Principles and the OECD recommendations regarding Corruption, the Employment Equity Act and the Broad Based Black Economic Empowerment Act;
- records of sponsorship, donations and charitable giving;
- the environment, health and public safety, including the impact of the company's activities and of its products or services;
- labour and employment
- review and recommend the company's code of ethics;
- review and recommend any corporate citizenship policies;
- review significant cases of employee conflicts of interests, misconduct or fraud, or any other unethical activity by employees or the company

6D. EMPLOYEES

Employees

The geographic breakdown of our employees (including specialized service providers who are contracted employees employed by third parties), was as follows at the end of each of the past three fiscal years:

	Year ended June 30		
	2017	**2016**	**2015**
South Africa	2,215	2,484	2,367

The total number of employees at June 30, 2017, of 2,215 comprises 1,365 specialized service providers and 850 employees who are directly employed by us and our subsidiary companies. As of September 30, 2017, we had 2,169 employees (including 1,330 contract employees).

As of June 30, 2017, the breakdown of our employees by main categories of activity for the periods below was as follows:

Category of Activity	Year ended June 30,		
	2017	2016	2015
Mining - Specialized service providers	1,365	1,560	1,426
Engineering	393	302	455
Metallurgy	239	388	292
Mineral Resources	9	9	6
Administration	147	159	124
Environmental	17	16	12
Human Resources	33	38	35
Medical and Safety	12	12	17
Total	2,215	2,484	2,367

Labor Relations

As at June 30, 2017, we employed and contracted 2,215 people in South Africa. Approximately 91% of our South African employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, or NUM, the main South African mining industry union, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, or COSATU, and the South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. DRDGOLD and the organized labor coordinating forum meets regularly to discuss matters pertinent to both parties, while operations level forums continue to deal with local matters.

On August 4, 2016, Ergo signed a two-year wage settlement with the National Union of Mineworkers (NUM) and the United Association of South Africa (UASA) for a wage increase averaging 8.2% (10% for categories 4 – 5), (9% for categories 6 – 9) and (7% for categories 10 – 15) per annum. The next round of wages and conditions of employment negotiations will take place in 2018.

The Association of Mineworkers and Construction Union (AMCU) which was responsible for labor unrest in the industry in 2012/2013 has approached the company for recognition to represent their members in labor related matters at the company. On March 30, 2017, a recognition agreement was reached with AMCU.

The Company places a great emphasis on its Corporate Social Responsibility by staying actively involved in appropriate projects that give effect to the ideals of the Mining Charter and good corporate governance. We recognize the need for transformation and have put structures in place to address this at both management and board level.

By statute we are required to pay each employee who is dismissed for reasons based on the operational requirements of our operations a severance package of not less than one week's remuneration for every completed year of service. In specific agreements with organized labor we undertook, as in the past, to pay packages equal to two weeks' basic pay for every completed year of service as part of a balancing compromise with the labor unions between the high additional costs of non-financial items and incentive payments (which are deemed part of remuneration), and an additional one-week benefit based on basic pay. These employees were provided with counseling services and the opportunity to undergo skills training to be able to find employment outside the mining industry.

Safety statistics

Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our 2016 overall safety statistics for our operations:

(Per million man hours)	Year ended June 30,	
	2017	2016
Lost time injury frequency rate (LTIFR) [1]	2.91	2.68
Reportable incidence [1]	1.53	1.42
Fatalities	1	0

[1] Calculated as follows: actual number of instances divided by the total number of man hours worked multiplied by one million.

6E. SHARE OWNERSHIP

Closed periods apply to share trading by directors and other employees, whenever certain employees of the Company become or could potentially become aware of material price sensitive information, such as information relating to an acquisition, bi-annual results etc., which is not in the public domain. When these employees have access to this information an embargo is placed on share trading for those individuals concerned. The embargo need not involve the entire Company in the case of an acquisition and may only apply to the board of directors, executive committee, and the financial and new business teams, but in the case of quarterly results the closed-period is group-wide.

To the best of our knowledge, we believe that our ordinary shares held by executive officers, in aggregate, do not exceed one percent of the Company's issued ordinary share capital. For details of share ownership of directors and prescribed officers see Item 7A. Major Shareholders.

As of June 30, 2017, directors and prescribed officers do not hold any options to purchase ordinary shares.

DRDGOLD Phantom Share Scheme (before amendment)

The phantom share scheme is operated as an incentive tool for our executive directors, excluding the CEO, and senior employees whose skills and experience are recognized as being essential to the Company's performance. The scheme is cash settled. In terms of the phantom share scheme rules, 50% of the phantom shares granted will be valued based on the Group meeting certain pre-determined performance criteria and the remaining 50% to defined retention periods. The maximum incentive pay-out per annum to any single employee may not exceed 75% of that employee's gross remuneration package. The participants in the scheme are fully taxed at their marginal rate on any gains realized on the exercise of their phantom shares.

The phantom share granted has a zero strike price, however the number of phantom shares granted by the Remuneration Committee is determined by the price in respect of each share which is the subject of the phantom share, the volume weighted average price of a share on the JSE for the seven days on which the JSE is open for trading, preceding the day on which the employee is granted a phantom share. The allocation date will be the date when the directors approve allocation of the phantom shares. Each phantom share remains in force until the date of vesting, subject to the terms of the scheme rules. Phantom shares granted under the phantom share scheme vest primarily according the following schedule over a maximum of a three year period:

Percentage vested in each period grant:		Period after the original date of grant of the option:
Performance criteria	Retention criteria	
33%	0%	one year
33%	50%	two years
33%	50%	three years

The Remuneration and Nominations Committee have accepted a proposal to revise the long-term incentive scheme to allow all new awards to vest after a minimum period of three years.

The phantom shares that were granted before the November 2015 amendment described below were not affected by the said amendment and continue to vest under the original terms of the grant.

DRDGOLD Phantom Share Scheme (Amended November 2015)

During fiscal year 2016, DRDGOLD's REMCO approved a revised long-term incentive scheme. On November 4, 2015, REMCO approved an allocation of 20,527,978 phantom shares which is driven by share price performance and individual performance, and is based on phantom share allocations. The vesting of any shares allocated is staggered over a five-year period commencing in the third year after the allocation is granted in line with King recommendations. The objectives of the revised scheme are to drive the longer-term strategies of DRDGOLD, to align participants' interests with shareholders' interest, to incentivise and motivate participants, to attract and retain scarce human resources and to reward superior performance by the Company and participants. REMCO has the authority to amend in part or in its entirety or withdraw the long-term incentive scheme at any time.

No phantom shares were granted during fiscal year 2017. 20,527,978 phantom shares were granted during fiscal year 2016, (2015: 2,615,207). 21,144,534 phantom shares were outstanding on June 30, 2017 (2016: 23,169,191).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS

As of September 30, 2017, our issued capital consisted of:
- 431,429,767 ordinary shares of no par value; and
- 5,000,000 cumulative preference shares.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or any person or foreign government and there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

Based on information available to us, as of September 30, 2017:
- there were 5,858 record holders of our ordinary shares in South Africa, who held approximately 118,382,831 or approximately 27.4% of our ordinary shares;
- there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 or 100% of our cumulative preference shares;
- there were 21 US record holders of our ordinary shares, who held approximately 23,256,832 or approximately 5.4% of our ordinary shares excluding those shares held as part of our ADR program; and
- there were 720 registered holders of our ADRs in the United States, who held approximately 217,984,470 (21,798,447 ADRs) or approximately 50.5% of our ordinary shares.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2017 by:

- each of our directors and prescribed officers; and
- any person whom the directors are aware of as at September 30, 2017 who is interested directly or indirectly in 5% or more of our ordinary shares. There was significant change in the percentage ownership of the major shareholders over the preceding three years.

Holder	Number	Percent of outstanding ordinary shares
D.J. Pretorius..	5,108	*
J. Turk	243,000	*
G.C. Campbell	200,000	*
Bank of New York Mellon ADRs..	217,984,470	50.5%
101 Barclay Street, New York, NY 10011		
Khumo Gold SPV Proprietary Limited...	35,000,000	8.11%[1]

* Indicates share ownership of less than 1% of our outstanding ordinary shares.
[1] Acquired 35,000,000 ordinary shares during the year ended June 30, 2015 as part of the roll-up of the stake of our broad based black economic empowerment (BBBEE) partners in EMO into DRDGOLD. At September 30, 2017, Khumo hedged 11,524,003 of these shares and as a result is currently the record holder of, and retains voting interest in, 23,475,997 shares. Khumo retains beneficial interest in all 35,000,000 shares.

As of September 30, 2017, we are not aware of anyone owning 5% or more of our ordinary shares other than described above. No shareholder has voting rights which differ from the voting rights of any other shareholder. Unless indicated otherwise, the business address of the beneficial owner is: DRDGOLD Limited, 1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196, South Africa.

Cumulative Preference Shares

Randgold and Exploration Company Limited, or Randgold, owns 5,000,000 (100%) of our cumulative preference shares. Randgold's registered address is Suite 25, Katherine & West Building, Corner of Katherine and West Streets, Sandown, Sandton, 2196.

The holders of cumulative preference shares do not have voting rights unless any preference dividend is in arrears for more than six months. The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the Argonaut mineral rights acquired from Randgold in September 1997. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on the disposal of all, or substantially all, of our assets or mineral rights. There is currently no active trading market for our cumulative preference shares. Holders of cumulative preference shares will only obtain their potential voting rights once the Argonaut Project becomes an operational gold mine, and dividends accrue to them. The prospecting rights have since expired and the Argonaut Project terminated. The development of the project is not expected to materialise and therefore no dividend is expected to be paid.

7B. RELATED PARTY TRANSACTIONS

Remuneration paid to key management is disclosed in Item 18. ''Financial Statements - Note 16.2 – Key management personnel remuneration''

7C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1. Please refer to Item 18. Financial Statements.

2. Please refer to Item 18. Financial Statements.

3. Please refer to Item 18. Financial Statements.

4. The last year of audited financial statements is not older than 15 months.

5. Not applicable.

6. Not applicable.

7. See under Item 4D. Property, plant and equipment—Legal Proceedings.

8. Please see Item 10B. Memorandum of Incorporation.

8B. SIGNIFICANT CHANGES

Significant changes that have occurred since June 30, 2017, the date of the last audited financial statements included in this Annual Report, are discussed in the relevant notes to the financial statements under Item 18. Financial Statements.

ITEM 9. THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS

The following tables set forth, for the periods indicated, the high and low market sales prices and average daily trading volumes of our ordinary shares on the JSE and ADSs on the New York Stock Exchange.

Year Ended	Price Per Ordinary Share R		Price Per ADS[1] $		Average Daily Trading Volume	
	High	Low	High	Low	Ordinary Share	ADSs
June 30, 2013	7.55	4.49	8.59	4.90	631,264	78,400
June 30, 2014	6.64	2.45	6.47	2.39	594,552	117,380
June 30, 2015	4.03	1.73	3.65	1.35	462,934	149,298
June 30, 2016	9.49	1.49	6.05	1.10	1,313,746	273,317
June 30, 2017	12.62	3.70	9.10	2.84	1,054,424	513,707

Quarter	Price Per Ordinary Share R		Price Per ADS[1] $		Average Daily Trading Volume	
	High	Low	High	Low	Ordinary Share	ADSs
Q1 July – September 2015	2.44	1.49	1.87	1.10	1,013,862	203,614
Q2 October – December 2015	2.70	2.01	1.85	1.34	1,074,773	61,230
Q3 January – March 2016	6.50	2.57	4.15	1.65	1,933,667	364,092
Q4 April – June 2016	9.49	5.80	6.05	5.83	1,260,555	468,585
Q1 July – September 2016	12.62	6.50	9.10	4.74	1,186,993	685,864
Q2 October – December 2016	7.51	5.25	5.61	3.70	1,113,329	583,354
Q3 January – March 2017	8.96	5.76	6.67	4.59	1,313,990	412,828
Q4 April – June 2017	7.14	3.70	5.23	2.84	579,604	368,449
Q1 July – September 2017	5.44	3.90	9.10	4.74	419,672	160,321

Month Ended	Price Per Ordinary Share R		Price Per ADS $		Average Daily Trading Volume	
	High	Low	High	Low	Ordinary Share	ADSs
April 30, 2017	7.14	5.12	5.23	3.81	732,102	343,304
May 31, 2017	5.59	4.05	4.17	2.98	584,369	313,548
June 30, 2017	4.50	3.70	3.54	2.84	451,162	445,067
July 31, 2017	4.38	3.90	3.37	2.91	254,396	170,229
August 31, 2017	4.74	4.02	3.54	3.02	438,842	135,802
September 30, 2017	5.44	4.56	4.11	3.49	572,126	178,611

The cumulative preference shares are not traded on any exchange.

There have been no trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2017, nor have there been any trading suspensions with respect to our ADRs on the New York Stock Exchange since our listing on that market.

9B. PLAN OF DISTRIBUTION

Not applicable.

9C. MARKETS

Nature of Trading Markets

The principal trading market for our equity securities is the JSE (symbol: DRD) and our ADSs that trade on the New York Stock Exchange (symbol: DRD). Our ordinary shares also trade on the Marche Libre on the Paris Bourse (symbol: DUR). The ordinary shares also trade on the over the counter markets in Berlin and Stuttgart and the Regulated Unofficial Market on the Frankfurt Stock Exchange. The ADRs are issued by The Bank of New York Mellon, as depositary. Each ADR represents one ADS and each ADS represents ten of our ordinary shares. Until July 23, 2007, each ADS represented one of our ordinary shares.

9D. SELLING SHAREHOLDERS

Not applicable.

9E. DILUTION

Not applicable.

9F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL

Not applicable.

10B. MEMORANDUM OF INCORPORATION

As of June 30, 2017, we had authorized for issuance 600,000,000 ordinary shares of no par value (as of September 30, 2017: 600,000,000), and 5,000,000 cumulative preference shares of R0.10 par value (as of September 30, 2017: 5,000,000). On this date, we had issued 431,429,767 ordinary shares (as of September 30, 2017: 431,429,767) and 5,000,000 cumulative preference shares (as of September 30, 2017: 5,000,000).

Set out below are brief summaries of certain provisions of our Memorandum of Incorporation, or our MOI, the Companies Act of South Africa and the JSE Listings Requirements, all as in effect on September 30, 2017. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE Listings Requirements.

We are registered under the Companies Act of South Africa under registration number 1895/000926/06. As set forth in our Memorandum of Incorporation, the main object and business of our company is mining and exploration for gold and other minerals.

Borrowing Powers

Our directors may from time to time borrow for the purposes of the company, such sums as they think fit and secure the payment or repayment of any such sums, or any other sum, as they think fit, whether by the creation and issue of securities, mortgage or charge upon all or any of the property or assets of the company. The directors shall procure that the aggregate principal amount at any one time outstanding in respect of monies so borrowed or raised by the company and all the subsidiaries for the time being of the company shall not exceed the aggregate amount at that time authorized to be borrowed or secured by the company or the subsidiaries for the time being of the company (as the case may be).

Share Ownership Requirements

Our directors are not required to hold any shares to qualify or be appointed as a director.

Voting by Directors

A director may authorize any other director to vote for him at any meeting at which neither he nor his alternate director appointed by him is present. Any director so authorized shall, in addition to his own vote, have a vote for each director by whom he is authorized.

The quorum necessary for the transaction of the business of the directors is a majority of the directors present at a meeting before a vote may be called at any meeting of directors.

Directors are required to notify our board of directors of interests in companies and contracts. If a director has a personal financial interest in respect of a matter to be considered at a meeting of the board he or she must disclose the interest and its nature, any material information relating to the matter and thereafter leave the meeting immediately after making the disclosure. Such director must not take part in consideration of the matter. He is not to be regarded as being present for the purpose of determining whether a resolution has sufficient support to be adopted.

The King Report on Corporate Governance for South Africa (King IV Report) which came into effect on April 1, 2017, sets out guidelines to promote the highest standards of corporate governance among South African companies. The board of directors believes that our business should be conducted according to the highest legal and ethical standards. In accordance with the board practice, all remuneration of executive directors is approved by the Remuneration and Nominations Committee, and the shareholders approve remuneration of non-executive directors.

DRDGOLD commits itself to observing the provision of the King IV Report and enforcing these to the extent possible within the context of the report's 'apply and explain' principle.

Under South African common law, directors are required to comply with certain fiduciary duties to the company and to exercise proper care and skill in discharging their responsibilities. These common law duties have now been codified by the Companies Act.

Age Restrictions

There is no age limit for directors.

Election of Directors

Each director shall be appointed by election by way of an ordinary resolution of shareholders at a general or annual meeting of company ("elected director (s)") and no appointment of a director by way of a written circulated shareholders resolution in terms of section 60 of the Companies Act shall be competent.

One third of our directors, on a rotating basis, are subject to re-election at each annual general shareholder's meeting. Retiring directors usually make themselves available for re-election. An amendment to the MOI which also subjects executive directors to re-election by rotation was approved by shareholders at the 2014 annual general meeting.

General Meetings

On the request of any shareholder or shareholders holding not less than 10 percent of our share capital which carries the right of voting at general meetings, we shall issue a notice to shareholders convening a general meeting for a date not less than 15 days from the date of the notice. Directors may convene general meetings at any time.

Our annual general meeting and a meeting of our shareholders for the purpose of passing a special resolution may be called by giving 15 days advance written notice of that meeting. For any other general meeting of our shareholders, 15 days advance written notice is required.

Our MOI provides that if at a meeting convened upon request by our shareholders, a quorum is not present within fifteen minutes after the time selected for the meeting, such meeting shall be postponed for one week. However the chairman has the discretion to extend the fifteen minutes for a reasonable period on certain grounds. The necessary quorum is three members present with sufficient voting powers in person or by proxy to exercise in aggregate 25% of the voting rights.

Voting Rights

The holders of our ordinary shares are generally entitled to vote at general meetings and on a show of hands have one vote per person and on a poll have one vote for every share held. The holders of our cumulative preference shares are not entitled to vote at a general meeting unless any preference dividend is in arrears for more than six months at the date on which the notice convening the general meeting is posted to the shareholders. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on resolutions regarding the disposal of all or substantially all of our assets or mineral rights. When entitled to vote, holders of our cumulative preference shares are entitled to one vote per person on a show of hands and that portion of the total votes which the aggregate amount of the nominal value of the shares held by the relevant shareholder bears to the aggregate amount of the nominal value of all shares issued by us.

Dividends

We may, in a general meeting, or our directors may, from time to time, declare a dividend to be paid to the shareholders in proportion to the number of shares they each hold. No dividend shall be declared except out of our profits. Dividends may be declared either free or subject to the deduction of income tax or duty in respect of which we may be charged. Holders of ordinary shares are entitled to receive dividends as and when declared by the directors.

Ownership Limitations

There are no limitations imposed by our MOI or South African law on the rights of shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Winding-up

If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of September 30, 2017, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

Reduction of Capital

We may, by special resolution, reduce the share capital authorized by our MOI, or reduce our issued share capital including, without limitation, any stated capital, capital redemption reserve fund and share premium account by making distributions and buying back our shares.

Amendment of the MOI

Our MOI may be altered by the passing of a special resolution or in compliance with a court order. The Company may also amend the MOI by increasing or decreasing the number of authorized shares, classifying or reclassifying shares, or determining the terms of shares in a class. A special resolution is passed when the shareholders holding at least 25% of the total votes of all the members entitled to vote are present or represented by proxy at a meeting and, if the resolution was passed on a show of hands, at least 75% of those shareholders voted in favor of the resolution and, if a poll was demanded, at least 75% of the total votes to which those shareholders are entitled were cast in favor of the resolution.

Consent of the Holders of Cumulative Preference Shares

The rights and conditions attaching to the cumulative preference shares may not be cancelled, varied or added, nor may we issue shares ranking, regarding rights to dividends or on winding up, in priority to or equal with our cumulative preference shares, or dispose of all or part of the Argonaut mineral rights without the consent in writing of the registered holders of our cumulative preference shares or the prior sanction of a resolution passed at a separate class meeting of the holders of our cumulative preference shares.

Distributions

We are authorized to make payments in cash or in specie to our shareholders in accordance with the provisions of the Companies Act and other consents required by law from time to time. We may, for example, in a general meeting, upon recommendation of our directors, resolve that any surplus funds representing capital profits arising from the sale of any capital assets and not required for the payment of any fixed preferential dividend, be distributed among our ordinary shareholders. However, no such profit shall be distributed unless we have sufficient other assets to satisfy our liabilities and to cover our paid up share capital. We also need to consider the solvency and liquidity requirements stated in the Companies Act of South Africa.

Directors' power to vote compensation to themselves

The remuneration of non-executive directors may not exceed in aggregate in any financial year the amount fixed by the Company in general meeting. The Companies Act requires that remuneration to non-executive directors may be paid only in accordance with a special resolution approved by shareholders within the previous two years.

Time limit for dividend entitlement

All unclaimed monies that are due to any shareholder/s shall be held by the company in trust for an indefinite period until lawfully claimed by such shareholder/s, subject to the Prescription Act, 1968 as amended or any other law which governs the law of prescription.

Staggered director elections & cumulative voting

At each annual general meeting of the Company one-third of the directors shall retire and be eligible for re-election. No provision is made for cumulative voting.

Sinking fund provisions and liability to further capital calls

There are no sinking fund provisions in the MOI attaching to any class of the company shares, and the company does not subject shareholders to liability to further capital calls.

Provision that would delay/prevent change of control

The Companies Act provides that companies which propose to merge or amalgamate must enter into a written agreement setting out the terms thereof. They must prove that upon implementation of the amalgamation or merger each will satisfy the solvency and liquidity test. Companies involved in disposals, amalgamations or mergers, or schemes of arrangement must obtain a compliance certificate from the Takeover Regulation Panel, pass special resolutions and in some instances they must obtain an independent expert report.

10C. MATERIAL CONTRACTS

Share Sale and Subscription Agreement between DRDGOLD Limited ("DRDGOLD"), Khumo Gold SPV Proprietary Limited ("Khumo") and DRDSA Empowerment Trust (the Trust) dated March 17, 2014.

On March 17, 2014, Khumo and DRDGOLD, the ultimate majority holding company of Ergo, entered into the Share Sale and Subscription Agreement in respect of which DRDGOLD agreed to acquire all of the shares in and claims against EMO, held by Khumo, subject to the fulfilment of certain conditions. On the same day, the Trustees of the DRDSA Empowerment Trust and DRDGOLD entered into the Share Sale and Subscription Agreement in respect of which DRDGOLD agreed to acquire all of the shares in and claims against EMO held by the Trust. In terms of the Agreement, Khumo acquired 35,000,000 new ordinary shares in DRDGOLD ("**DRDGOLD Shares**").

Ministerial consent was required to be procured from the Department of Mineral Resources ("**DMR**") in terms of the Agreement; in accordance with the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002 ("**MPRDA**"). Ministerial consent was granted in or around February 2015 in terms of which the Minister of Mineral Resources unequivocally confirmed that in respect of the group's existing mineral interests, the direct ownership stake acquired by Khumo would translate into an effective 8.12% shareholding and 2.43% shareholding held by the DRDSA Empowerment Trust in DRDGOLD respectively; in terms of the Agreement, would be recognised as a 26% beneficial interest in the group, in compliance with the provisions of sections 2(d) and 2(f) of the MPRDA and may be reported as such. Pursuant to the Agreement, Khumo was restricted from disposing of or encumbering the DRDGOLD Shares for a period of 3 years until 10 April 2018 ("**Lock-in Period**"). Khumo sought approval from shareholders to enter into hedging arrangements for purposes of securing the value of the DRDGOLD Shares subject to compliance with the Lock-in Period.

To enable Khumo to enter into a hedging arrangement, Khumo is required to enter into a securities lending arrangement with a financial institution which would have resulted in a technical breach of the Lock-in Period terms. It was, however, always the Parties' intention that Khumo would, during the Lock-in Period be capable of concluding such an arrangement provided that such hedging arrangement does not encroach upon the BEE status of the group's existing mining and prospecting rights. DRDGOLD and Khumo procured the approvals necessary to ensure that the proposed hedging transaction would not have any negative impact on the standing of the group's existing mining and prospecting rights and an addendum to the Agreement became effective on 10 March 2017, which allows for the hedging arrangement to be concluded ("**Amendment**").

As a result of the Amendment comprising an immaterial change to the Agreement that is congruent with the Approved Transaction and which does not affect DRDGOLD financially or its existing mining and prospecting rights, no approval of the Amendment is required. This has been confirmed with the JSE Limited ("**JSE**") pursuant to the JSE Listings Requirements. On the basis that the extenuating factors for the Amendment were clearly evidenced and supported, the JSE was satisfied that the further Amendment to did not need to be referred back to the shareholders. After the hedging arrangement has been concluded, Khumo will continue to hold a direct interest in and have voting rights attributable to 22 000 000 DRDGOLD shares, however, its beneficial interest shall continue to extend to all 35,000,000 of the DRDGOLD Shares until the expiry of the Lock-in Period. The DMR has approved the Amendment and confirmed that the Amendment will not have the effect of diluting the BEE status of the group and is in compliance with the provisions of the MPRDA.

10D. EXCHANGE CONTROLS

The following is a summary of the material South African exchange control measures, which has been derived from publicly available documents. The following summary is not a comprehensive description of all the exchange control regulations. The discussion in this section is based on the current law and positions of the South African Government. Changes in the law may alter the exchange control provisions that apply, possibly on a retroactive basis.

Introduction

Dealings in foreign currency, the export of capital and revenue, payments by residents to non-residents and various other exchange control matters in South Africa are regulated by the South African exchange control regulations, or the Regulations. The Regulations form part of the general monetary policy of South Africa. The Regulations are issued under Section 9 of the Currency and Exchanges Act, 1933 (as amended). In terms of the Regulations, the control over South African capital and revenue reserves, as well as the accruals and spending thereof, is vested in the Treasury (Ministry of Finance), or the Treasury.

The Treasury has delegated the administration of exchange controls to the Exchange Control Department of the South African Reserve Bank, or SARB, which is responsible for the day to day administration and functioning of exchange controls. SARB has a wide discretion. Certain banks authorized by the Treasury to co-administer certain of the exchange controls, are authorized by the Treasury to deal in foreign exchange. Such dealings in foreign exchange by authorized dealers are undertaken in accordance with the provisions and requirements of the exchange control rulings, or Rulings, and contain certain administrative measures, as well as conditions and limits applicable to transactions in foreign exchange, which may be undertaken by authorized dealers. Non-residents have been granted general approval, in terms of the Rulings, to deal in South African assets, to invest and disinvest in South Africa.

The Regulations provide for restrictions on exporting capital from the Common Monetary Area consisting of South Africa, Namibia, and the Kingdoms of Lesotho and Swaziland. Transactions between residents of the Common Monetary Area are not subject to these exchange control regulations.

There are many inherent disadvantages to exchange controls, including distortion of the price mechanism, problems encountered in the application of monetary policy, detrimental effects on inward foreign investment and administrative costs associated therewith. The South African Finance Minister has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. Since 1998, there has been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the Government of South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favor the positive aspects of prudential financial supervision.

The present exchange control system in South Africa is used principally to control capital movements. South African companies are not permitted to maintain foreign bank accounts without SARB approval and, without the approval of SARB, are generally not permitted to export capital from South Africa or hold foreign currency. In addition, South African companies are required to obtain the approval of the SARB prior to raising foreign funding on the strength of their South African statements of financial position, which would permit recourse to South Africa in the event of defaults. Where 75% or more of a South African company's capital, voting power, power of control or earnings is directly or indirectly controlled by non-residents, such a corporation is designated an "affected person" by the SARB, and certain restrictions are placed on its ability to obtain local financial assistance. We are not, and have never been, designated an "affected person" by the SARB.

Foreign investment and outward loans by South African companies are also restricted. In addition, without the approval of the SARB, South African companies are generally required to repatriate to South Africa profits of foreign operations and are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business. South African companies establishing subsidiaries, branches, offices or joint ventures abroad are generally required to submit financial statements on these operations as well as progress reports to the SARB on an annual basis. As a result, a South African company's ability to raise and deploy capital outside the Common Monetary Area is restricted.

Although exchange controls have been gradually relaxed since 1998, unlimited outward transfers of capital are not permitted at this stage. Some of the more salient changes to the South African exchange control provisions over the past few years have been as follows:

- corporations wishing to invest in countries outside the Common Monetary Area, in addition to what is set out below, apply for permission to enter into corporate asset/share swap and share placement transactions to acquire foreign investments. The latter mechanism entails the placement of the locally quoted corporation's shares with long-term overseas holders who, in payment for the shares, provide the foreign currency abroad which the corporation then uses to acquire the target investment;
- corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R500 million to finance approved investments abroad and up to R500 million to finance approved new investments in African countries on an annual bases. Approval from the SARB is required in advance for investments in excess of R500 million. On application to the SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits;
- as a general rule, the SARB requires that more than 10% of equity of the acquired off-shore venture is acquired within a predetermined period of time, as a prerequisite to allowing the expatriation of funds. If these requirements are not met, the SARB may instruct that the equity be disposed of. In our experience the SARB has taken a commercial view on this, and has on occasion extended the period of time for compliance; and
- remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Rulings.

Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.

Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa as a settling-in allowance. The balance of the emigrant's funds will be blocked and held under the control of an authorized dealer. These blocked funds may only be invested in:

- blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;
- securities quoted on the JSE and financial instruments listed on the Bond Exchange of South Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of the SARB. Authorized dealers must at all times be able to demonstrate that listed or quoted securities or financial instruments which are dematerialized or immobilized in a central securities depository are being held subject to the control of the authorized dealer concerned; or
- mutual funds.

Aside from the investments referred to above, blocked rands may only be utilized for very limited purposes. Dividends declared out of capital gains or out of income earned prior to emigration remain subject to the blocking procedure. It is not possible to predict when existing exchange controls will be abolished or whether they will be continued or modified by the South African Government in the future.

Sale of Shares

Under present exchange control regulations in South Africa, our ordinary shares and ADSs are freely transferable outside the Common Monetary Area between non-residents of the Common Monetary Area. In addition, the proceeds from the sale of ordinary shares on the JSE on behalf of shareholders who are not residents of the Common Monetary Area are freely remittable to such shareholders. Share certificates held by non-residents will be endorsed with the words "non-resident," unless dematerialized.

Dividends

Dividends declared in respect of shares held by a non-resident in a company whose shares are listed on the JSE are freely remittable.

Any cash dividends paid by us are paid in rands. Holders of ADSs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADSs, subject to the terms of the deposit agreement entered on August 12, 1996, and as amended and restated, between the Company and The Bank of New York, as the depository. Subject to exceptions provided in the deposit agreement, cash dividends paid in rand will be converted by the depositary to dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADSs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses.

Voting rights

There are no limitations imposed by South African law or by our MOI on the right of non-South African shareholders to hold or vote our ordinary shares.

10E. TAXATION

Material South African Income Tax Consequences

The following is a summary of material income tax considerations under South African income tax law. No representation with respect to the consequences to any particular purchaser of our securities is made hereby. Prospective purchasers are urged to consult their tax advisers with respect to their particular circumstances and the effect of South African or other tax laws to which they may be subject.

South Africa imposes tax on worldwide income of South African residents. Generally, individuals not resident in South Africa do not pay tax in South Africa except in the following circumstances:

Income Tax and withholding tax on dividends

Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within) South Africa. Interest earned by a non-resident on a debt instrument issued by a South African company will be regarded as being derived from a South African source but will be regarded as exempt from taxation in terms of Section 10(1)(i) of the South African Income Tax Act, 1962 (as amended), or the Income Tax Act. This exemption applies to so much of any interest and dividends (which are not otherwise exempt) received from a South African source not exceeding (a) R34,500 if the taxpayer is 65 years of age or older or (b) R23,800 if the taxpayer is younger than 65 years of age at the end of the relevant tax year.

No withholding tax is deductible in respect of interest payments made to non-resident investors.

Section 64F of the amendments to the Income Tax Act as set out in Part VIII in Chapter II of the Income Tax Act, sets out beneficial owners who are exempt from the dividend tax, which includes, resident companies receiving a dividend after the effective date, being April 1, 2012. The Convention between the United States of America and the Republic of South Africa for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, or the Tax Treaty, would limit the rate of this tax with respect to dividends paid on ordinary shares or ADSs to a US resident (within the meaning of the Tax Treaty) to 5% of the gross amount of the dividends if such US resident is a company which holds directly at least 10% of our voting stock and 20% of the gross amount of the dividends in all other cases.

The above provisions shall not apply if the beneficial owner of the dividends is resident in the US, carries on business in South Africa through a permanent establishment situated in South Africa, or performs in South Africa independent personal services from a fixed base situated in South Africa, and the dividends are attributable to such permanent establishment or fixed base.

In fiscal years 2017 and 2016, the corporate tax rates for taxable mining and non-mining income, to which the Companies in the Group is subject, were 34% and 28%, respectively. The formula for determining the South African gold mining tax rate for fiscal years ended 2017 and 2016 is: $Y = 34 - 170/X$. Where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to mining income derived, expressed as a percentage.

With effect from April 1, 2014, Section 8F of the Income Tax Act results in any amount of interest which is incurred in respect of a "*hybrid debt instrument*" is deemed to be a dividend *in specie* declared by the payor and received by the recipient which is exempt from income tax, as opposed to interest which is taxable. The terms of some intercompany loans cause the affected loans to be deemed as "*hybrid debt instruments*" and the interest thereof to be deemed to be an exempt dividend. This characterization of the affected loans as a "*hybrid debt instrument*" was not impacted by subsequent amendments to Section 8F of the Income Tax Act that became effective in fiscal year 2017.

United States Federal Income Tax Considerations

The following discussion is a summary of the US federal income tax considerations to US holders (as defined below) of the purchase, ownership and disposition of ordinary shares or ADSs. It deals only with US holders who hold ordinary shares or ADSs as capital assets for US federal income tax purposes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, published rulings, judicial decisions and the Treasury regulations, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This discussion has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

This discussion does not address all aspects of US federal income taxation that may be applicable to holders in light of their particular circumstances and does not address special classes of US holders subject to special treatment (such as dealers in securities or currencies, partnerships or other pass-through entities, banks and other financial institutions, insurance companies, tax-exempt organizations, certain expatriates or former long-term residents of the United States, persons holding ordinary shares or ADSs as part of a "hedge," "conversion transaction," "synthetic security," "straddle," "constructive sale" or other integrated investment, persons who acquired the ordinary shares or ADSs upon the exercise of employee stock options or otherwise as compensation, persons whose functional currency is not the US dollar, or persons that actually or constructively own ten percent or more of our voting stock). This discussion addresses only US federal income tax considerations and does not address the effect of any state, local, or foreign tax laws that may apply, the alternative minimum tax, the Medicare tax or the application of the federal estate or gift tax.

For purposes of this discussion, a "US holder" is a beneficial owner of ordinary shares or ADSs who or that is, for US federal income tax purposes:

- a citizen or individual resident of the US;
- a corporation (or any entity treated as a corporation for US federal income tax purposes) created or organized under the laws of the US or any political subdivision thereof;
- an estate, the income of which is subject to US federal income tax without regard to its source; or
- a trust, if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a US person.

If a partnership (or an entity treated as a partnership for US federal income tax purposes) holds any ordinary shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in partnerships holding any ordinary shares or ADSs are urged to consult their tax advisors.

Because individual circumstances may differ, US holders of ordinary shares or ADSs are urged to consult their tax advisors concerning the US federal income tax considerations applicable to their particular situations as well as any considerations to them arising under the tax laws of any foreign, state or local taxing jurisdiction.

Ownership of Ordinary Shares or ADSs

For purposes of the Code, a US holder of ADSs will be treated for US federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to US federal income tax.

Subject to the discussion below under the heading "Passive Foreign Investment Company", distributions with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. For US federal income tax purposes, the amount of any distribution received by a US holder will equal the dollar value of the sum of the South African rand payments made (including the amount of South African income taxes, if any, withheld with respect to such payments), determined at the "spot rate" on the date the dividend distribution is includable in such US holder's income, regardless of whether the payment is in fact converted into dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a US holder includes the dividend payment in income to the date such holder converts the payment into dollars will be treated as ordinary income or loss. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder's basis in the ordinary shares or ADSs.

To the extent that these distributions exceed the US holder's tax basis in the ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain, subject to the discussion below under the heading "Passive Foreign Investment Company". We do not intend to calculate our earnings or profits for US federal income tax purposes. US holders should therefore assume that any distributions with respect to our ordinary shares or ADSs will constitute dividend income.

"Qualified dividend income" received by individual US holders (as well as certain trusts and estates) generally will be taxed at a maximum US federal income tax rate applicable to capital gains. This reduced rate generally would apply to dividends paid by us if, at the time such dividends are paid, either (i) we are eligible for benefits under a qualifying income tax treaty with the US or (ii) our ordinary shares or ADSs with respect to which such dividends were paid are readily tradable on an established securities market in the US. However, this reduced rate is subject to certain important requirements and exceptions, including, without limitation, certain holding period requirements and an exception applicable if we are treated as a passive foreign investment company as discussed under the heading "Passive Foreign Investment Company". US holders are urged to consult their tax advisors regarding the US federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and ADSs.

For purposes of this discussion, the "spot rate" generally means a rate that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A "spot contract" is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the US Internal Revenue Service has the authority to determine the spot rate.

Dividend income derived with respect to the ordinary shares or ADSs will not be eligible for the dividends received deduction generally allowed to a US corporation under Section 243 of the Code. Dividend income will be treated as foreign source income for foreign tax credit and other purposes. In computing the separate foreign tax credit limitations, dividend income should generally constitute "passive category income," or in the case of certain US holders, "general category income."

Passive Foreign Investment Company

A special and adverse set of US federal income tax rules apply to a US holder that holds stock in a passive foreign investment company, or PFIC. We would be a PFIC for US federal income tax purposes if for any taxable year either (i) 75% or more of our gross income, including our pro rata share of the gross income of any company in which we are considered to own 25% or more of the shares by value, were passive income or (ii) 50% or more of our average total assets (by value), including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, were assets that produced or were held for the production of passive income. If we were a PFIC, US holders of the ordinary shares or ADSs would be subject to special rules with respect to (i) any gain recognized upon the disposition of the ordinary shares or ADSs and (ii) any receipt of an excess distribution (generally, any distributions to a US holder during a single taxable year that is greater than 125% of the average amount of distributions received by such US holder during the three preceding taxable years in respect of the ordinary shares or ADSs or, if shorter, such US holder's holding period for the ordinary shares or ADSs). Under these rules:

- the gain or excess distribution will be allocated ratably over a US holder's holding period for the ordinary shares or ADSs, as applicable;
- the amount allocated to the taxable year in which a US holder realizes the gain or excess distribution will be taxed as ordinary income;
- the amount allocated to each prior year (other than a pre-PFIC year), with certain exceptions, will be taxed at the highest tax rate in effect for that year; and
- the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year (other than a pre-PFIC year).

Although we generally will be treated as a PFIC as to any US holder if we are a PFIC for any year during a US holder's holding period, if we cease to satisfy the requirements for PFIC classification, the US holder may avoid PFIC classification for subsequent years if such holder elects to recognize gain based on the unrealized appreciation in the ordinary shares or ADSs through the close of the tax year in which we cease to be a PFIC.

A US holder of a PFIC are required to file an annual report with the Internal Revenue Service containing such information as the US Secretary of Treasury may require.

A US holder of the ordinary shares or ADSs that are treated as "marketable stock" under the PFIC rules may be able to avoid the imposition of the special tax and interest charge described above by making a mark-to-market election. Pursuant to this election, the US holder would include in ordinary income or loss for each taxable year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares or ADSs and the US holder's adjusted tax basis in such ordinary shares or ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US holder under the election for prior taxable years. If a mark-to-market election with respect to ordinary shares or ADSs is in effect on the date of a US holder's death, the tax basis of the ordinary shares or ADSs in the hands of a US holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares or ADSs. US holders desiring to make the mark-to-market election are urged to consult their tax advisors with respect to the application and effect of making the election for the ordinary shares or ADSs.

In the case of a US holder who holds ordinary shares or ADSs and who does not make a mark-to-market election, the special tax and interest charge described above will not apply if such holder makes an election to treat us as a "qualified electing fund" in the first taxable year in which such holder owns the ordinary shares or ADSs and if we comply with certain reporting requirements. However, we do not intend to supply US holders with the information needed to report income and gain pursuant to a "qualified electing fund" election in the event that we are classified as a PFIC.

We believe that we were not a PFIC for our fiscal year ended June 30, 2017. However, under the PFIC rules income and assets are require to be measured and classified in accordance with US federal income tax principles. Our analysis is based on our financial statements as prepared in accordance with IFRS, which may substantially differ from US federal income tax principles. Therefore, no assurance can be given that we were not a PFIC. Furthermore, the tests for determining whether we would be a PFIC for any taxable year are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In addition, certain factors in the PFIC determination, such as reductions in the market value of our capital stock, are not within our control and can cause us to become a PFIC. Accordingly, there can be no assurance that we will not become a PFIC.

The rules relating to PFICs are very complex. US holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investments in our ordinary shares or ADSs.

Disposition of Ordinary Shares or ADSs

Subject to the discussion above under the heading "Passive Foreign Investment Company", upon a sale, exchange, or other taxable disposition of ordinary shares or ADSs, a US holder will recognize gain or loss in an amount equal to the difference between the US dollar value of the amount realized on the sale or exchange and such holder's adjusted tax basis in the ordinary shares or ADSs. Subject to the application of the "passive foreign investment company" rules discussed above, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a US holder on the taxable disposition of ordinary shares or ADSs generally will be treated as US-source gain or loss for US foreign tax credit purposes.

In the case of a cash basis US holder who receives rands in connection with the taxable disposition of ordinary shares or ADSs, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. A US holder who receives payment in rand and converts rand into US dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis US holder may elect the same treatment required of cash basis taxpayers with respect to a taxable disposition of ordinary shares or ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis holder does not elect to be treated as a cash basis taxpayer, such US holder may have a foreign currency gain or loss for US federal income tax purposes because of the differences between the US dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such US holder on the disposition of such ordinary shares or ADSs.

Information Reporting and Backup Withholding

Payments made in the United States or through certain US-related financial intermediaries of dividends or the proceeds of the sale or other disposition of our ordinary shares or ADSs may be subject to information reporting and US federal backup withholding if the recipient of such payment is not an "exempt recipient" and fails to supply certain identifying information, such as an accurate taxpayer identification number, in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. The backup withholding tax rate is currently 28%. Payments made with respect to our ordinary shares or ADSs to a US holder must be reported to the Internal Revenue Service, unless the US holder is an exempt recipient or otherwise establishes an exemption. Any amount withheld from a payment to a US holder under the backup withholding rules is refundable or allowable as a credit against the holder's US federal income tax, provided that the required information is furnished to the Internal Revenue Service.

Information with respect to Foreign Financial Assets

Certain US holders may be required to report on Internal Revenue Service Form 8938 information relating to an interest in ordinary shares or ADSs, subject to certain exceptions (including an exception for assets held in accounts maintained by certain financial institutions, although the account itself may be reportable if held at a non-US financial institution). US holders should consult their tax advisers regarding the effect, if any, of this reporting requirement on their acquisition, ownership and disposition of ordinary shares or ADSs. US holders should consult their tax advisors regarding application of the information reporting and backup withholding rules.

10F. DIVIDENDS AND PAYING AGENTS

Not applicable

10G. STATEMENT BY EXPERTS

Not applicable.

10H. DOCUMENTS ON DISPLAY

You may request a copy of our US Securities and Exchange Commission filings, at no cost, by writing or calling us at DRDGOLD Limited, P.O. Box 390, Maraisburg, Johannesburg, South Africa 1700. Attn: Group Company Secretary. Tel No. +27-11-470-2600. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at DRDGOLD Limited, 1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196, South Africa.

10I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

In the normal course of our operations, we are exposed to market risk, including commodity price, foreign currency, interest and credit risks. We do not hold or issue derivative financial instruments for speculative purposes, nor do we hedge forward gold sales. Refer to Item 18. ''Financial Statements - Note 24 - Financial instruments'' of the consolidated financial statements for a qualitative and quantitative discussion of our exposure to these market risks.

Commodity price risk

The rand market price of gold has a significant effect on our results of operations, our ability and the ability of our subsidiaries to pay dividends and undertake capital expenditures, and the market price of our ordinary shares or ADSs. Historically, rand gold prices have fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors on the rand gold price is impossible for us to predict. The rand price of gold may not remain at a level allowing us to economically exploit our reserves. It is our policy not to hedge this commodity price risk.

Concentration of credit risk

Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our receivables from customers and investment securities.

The Group manages its exposure to credit risk on trade receivables by maintaining a short term cycle to settlement of 2 days. The Group manages its exposure to credit risk on other receivables by dealing with a number of counterparties, ensuring that these counterparties are of good credit standing and transacting on a secured or cash basis where considered required. Receivables are regularly monitored and assessed for recoverability.

Foreign currency risk

Our reporting currency is South African rand. Although gold is sold in US dollars, the Company is obliged to convert this into rands. We are thus exposed to fluctuations in the US dollar/rand exchange rate. Foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in US dollars, while production costs are incurred primarily in rands. Our results are positively affected when the US dollar strengthens against the rand and adversely affected when the US dollar weakens against the rand. Our cash and cash equivalent balances are held in US dollars and rands. Holdings denominated in other currencies are insignificant.

Long-term debt

Set out below is an analysis of our debt as at June 30, 2017. All of our long-term debt is denominated in South African rand.

	R'000
Interest rate	
Fixed rate	16,806
Weighted average interest rate	17.9%
Total	16,806
Repayment period	
2017	2,772
2018	3,264
2019	10,770
Total	16,806

Based on our fiscal year 2017 financial results, a hypothetical 100 basis points (increase)/decrease in interest rate activity would (increase)/decrease our interest expense by R0.2 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A. DEBT SECURITIES

Not applicable.

12B. WARRANTS AND RIGHTS

Not applicable.

12C. OTHER SECURITIES

Not applicable.

12D. AMERICAN DEPOSITARY SHARES

Depositary Fees and Charges

DRDGOLD's American Depository Shares, or ADSs, each representing ten of DRDGOLD's ordinary shares, are traded on the New York Stock Exchange, or NYSE under the symbol "DRD" (until December 29, 2011 our ADSs were traded on the Nasdaq Capital Market under the symbol "DROOY"). The ADSs are evidenced by American Depository Receipts, or ADRs, issued by The Bank of New York Mellon, as Depository under the Amended and Restated Deposit Agreement dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated July 23, 2007, among DRDGOLD Limited, The Bank of New York Mellon and owners and beneficial owners of ADRs from time to time. ADR holders may have to pay the following service fees to the Depositary:

Service	Fees (USD)
Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights	$5.00 (or less) per 100 ADSs (or portion thereof)[1]
Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates..	$5.00 (or less) per 100 ADSs (or portion thereof)[1]
Distribution of cash dividends or other cash distributions...........................	2 cents (or less) per ADS (or portion thereof)
Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders	$5.00 (or less) per 100 ADSs (or portion thereof)

In addition, ADR holders are responsible for certain fees and expenses incurred by the Depositary on their behalf including (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of ordinary shares generally on the share register and applicable to transfers of ordinary shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement, and (4) such expenses as are incurred by the Depositary in the conversion of foreign currency to U.S. Dollars.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary, collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Depositary Payments

The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an annual amount of $75 000 mainly consisting of accumulated contributions towards the Company's investor relations activities (including investor meetings, conferences and fees of investor relations service vendors). After the deduction of other fees, the annual reimbursement for the year ended June 30, 2017 amounts to approximately $43,400. DRDGOLD is also entitled to a 25% share of the dividend fees which amounts to approximately $84,610 for the years ended June 30, 2015 and June 30, 2016.

---

[1] These fees are typically paid to the Depositary by the brokers on behalf of their clients receiving the newly-issued ADSs from the Depositary or delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of June 30, 2017, our management, with the participation of our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2017.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that such information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

There are inherent limitations in the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, any such system can only provide reasonable assurance of achieving the desired control objectives.

15B. Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under Section 404 of the Sarbanes Oxley Act of 2002, management is required to assess our internal controls surrounding the financial reporting process as at the end of each fiscal year. Based on that assessment, management is to determine whether or not our internal controls over financial reporting are effective.

Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and board; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Instead, it must be noted that even those systems that management deems to be effective can only provide reasonable assurance with respect to the preparation and presentation of our financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies and procedures.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2017. In making this assessment, our management used the criteria set forth by the *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, our management concluded that as of June 30, 2017 our internal control over financial reporting was effective.

15C. Independent Auditor's Attestation Report

The effectiveness of internal control over financial reporting as of June 30, 2017 was audited by KPMG Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

15D. Changes in Internal Control Over Financial Reporting

Changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period covered by the annual report, need to be identified and reported as required by paragraph (d) of Rule 13a-15.

During the year ended June 30, 2017, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. J.A. Holtzhausen, Chairman of the Audit and Risk Committee, has been determined by our board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the New York Stock Exchange, or NYSE, and rules promulgated by the SEC and independent both under the New York Stock Exchange Rules and the South African Johannesburg Stock Exchange Rules. The board is satisfied that the skills, experience and attributes of the members of the audit and risk committee are sufficient to enable those members to discharge the responsibilities of the audit and risk committee.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Conduct that applies to all senior executives including our Non-Executive Chairman, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Financial Director at our mining operation as well as all other employees. The Code of Ethics was last updated on February 9, 2012. The Code of Ethics and Conduct can be accessed on the Company's website at www.drdgold.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG Inc. has served as our independently registered public accountant for the fiscal years ended June 30, 2017, 2016 and 2015, for which audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.

The following table presents the aggregate fees for professional audit services and other services rendered by KPMG Inc. to us in fiscal year 2017 and 2016:

Audit Fees

Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Auditors' remuneration	Year ended June 30,	
	2017	2016
	R m	**R m**
Audit fees	5.5	7.7
All other fees	0.3	0.4
Total	5.8	8.1

All Other Fees

All other fees consist of all fees billed which are not included under audit fees, audit related fees or tax fees.

The all other fees paid during fiscal year 2017 consist of fees invoiced with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal year 2016. The all other fees paid during fiscal year 2016 consist of fees invoiced with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal year 2015. Subsequent to June 30, 2017 KPMG was engaged to provide limited assurance on specified items contained in our Integrated Report for fiscal year 2017 that was billed during fiscal year 2018.

The Audit and Risk Committee is directly responsible for recommending the appointment, re-appointment and removal of the external auditors as well as the remuneration and terms of engagement of the external auditors. The committee pre-approves, and has pre-approved, all non-audit services provided by the external auditors. The Audit and Risk Committee considered all of the fees mentioned above and determined that such fees are compatible with maintaining KPMG Inc.'s independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by NYSE. Under section 303A.11 of the NYSE Listing Standards, a foreign private issuer such as us may follow its home country corporate governance practices in lieu of certain of the NYSE Listing Standards on corporate governance. The following paragraphs summarize the significant differences between these various requirements and how it is implemented by DRDGOLD:

Shareholder meeting quorum requirements

Section 310.00 of the NYSE Listing Standards provides that the quorum required for any meeting of holders of common stock should be sufficiently high to insure a representative vote. Consistent with the practice of companies incorporated in South Africa, our Memorandum of Incorporation requires a quorum of three members present with sufficient voting powers in person or by proxy to exercise in aggregate 25% of the voting rights and we have elected to follow our home country rule.

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of DRDGOLD Limited

We have audited the accompanying consolidated statements of financial position of DRDGOLD Limited and subsidiaries as of June 30, 2017 and 2016, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2017. We also have audited DRDGOLD Limited's internal control over financial reporting as of June 30, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). DRDGOLD Limited's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the DRDGOLD's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DRDGOLD Limited and its subsidiaries as of June 30, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, DRDGOLD Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG Inc
Secunda, Republic of South Africa
October 31, 2017

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

for the year ended 30 June 2017

Amounts in R million	Note	2017	2016	2015
Revenue	2	**2,339.9**	2,433.1	2,105.3
Cost of sales	3.1	**(2,307.9)**	(2,236.8)	(1,946.3)
Gross profit from operating activities		**32.0**	196.3	159.0
Other income	3.2	**12.9**	10.5	13.2
Administration expenses and general costs		**(69.4)**	(87.2)	(69.4)
Impairments		**-**	-	(7.9)
Results from operating activities		**(24.5)**	119.6	94.9
Finance income	4	**40.0**	36.8	51.5
Finance expense	5	**(52.2)**	(47.6)	(49.6)
(Loss)/profit before tax		**(36.7)**	108.8	96.8
Income tax	15.1	**50.4**	(46.9)	(28.6)
Profit for the year		**13.7**	61.9	68.2
Attributable to:				
Equity owners of the parent		**13.7**	61.9	67.8
Non-controlling interest		**-**	-	0.4
Profit for the year		**13.7**	61.9	68.2
Other comprehensive income				
Items that are or may be reclassified to profit or loss, net of tax				
Net fair value adjustment on available-for-sale investments		**(0.3)**	4.4	(0.8)
Fair value adjustment on available-for-sale investments		**(0.3)**	4.4	19.1
Fair value adjustment on available-for-sale investment reclassified to profit or loss	4	**-**	-	(19.9)
Foreign exchange translation reserve reclassified to profit or loss	4	**-**	-	(5.9)
Items that will never be reclassified to profit or loss, net of tax				
Actuarial loss on the revaluation of post-retirement medical benefits		**-**	-	(0.5)
Total other comprehensive income for the year		**(0.3)**	4.4	(7.2)
Total comprehensive income for the year		**13.4**	66.3	61.0
Attributable to:				
Equity owners of the parent		**13.4**	66.3	60.6
Non-controlling interest		**-**	-	0.4
Total comprehensive income for the year		**13.4**	66.3	61.0
Earnings per share attributable to equity owners of the parent				
Basic earnings per share (SA cents per share)	6	**3.2**	14.7	17.4
Diluted earnings per share (SA cents per share)	6	**3.2**	14.7	17.4

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 30 June 2017

Amounts in R million	Note	2017	2016
ASSETS			
Non-current assets		**1,739.1**	1,818.4
Property, plant and equipment	7	**1,497.6**	1,600.5
Investments in rehabilitation obligation funds	9	**227.7**	202.1
Investments in other entities	21	**8.8**	9.0
Deferred tax asset	15.2	**5.0**	6.8
Current assets		**548.3**	600.7
Inventories	14	**180.3**	160.7
Trade and other receivables	12	**114.3**	66.5
Cash and cash equivalents	10	**253.7**	351.8
Current tax asset		**-**	6.7
Assets held for sale	22	**-**	15.0
TOTAL ASSETS		**2,287.4**	2,419.1
EQUITY AND LIABILITIES			
Equity attributable to the owners of the parent			
Equity attributable to the owners of the parent	18	**1,302.4**	1,339.6
Non-current liabilities		**728.0**	775.0
Provision for environmental rehabilitation	8	**531.7**	522.9
Deferred tax liability	15.2	**140.5**	194.7
Employee benefits	16	**39.0**	38.2
Finance lease obligation	7	**16.8**	19.2
Current liabilities		**257.0**	304.5
Trade and other payables	13	**251.8**	288.9
Current tax liability		**5.2**	-
Liabilities held for sale	22	**-**	15.6
TOTAL LIABILITIES		**985.0**	1,079.5
TOTAL EQUITY AND LIABILITIES		**2,287.4**	2,419.1

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2017

Amounts in R million	Note	Share capital	Available for sale and other reserves	Retained earnings	Equity attributable to the owners of the parent	Non-controlling interest	Total equity
Balance at 30 June 2014		**4,089.0**	**172.9**	**(3,012.8)**	**1,249.1**	**232.1**	**1,481.2**
Total comprehensive income							
Profit for the year				67.8	67.8	0.4	68.2
Other comprehensive income			(6.7)	(0.5)	(7.2)		(7.2)
Transactions with the owners of the parent							
Dividend on ordinary share capital	18			(7.6)	(7.6)		(7.6)
Share issue		96.4		135.2	231.6	(232.5)	(0.9)
Transaction costs		(4.0)			(4.0)		(4.0)
Share based payments			0.2		0.2		0.2
Share option reserve transferred to retained earnings			(30.6)	30.6	-		-
Balance at 30 June 2015		**4,181.4**	**135.8**	**(2,787.3)**	**1,529.9**	**-**	**1,529.9**
Total comprehensive income							
Profit for the year				61.9	61.9		61.9
Other comprehensive income	21		4.4		4.4		4.4
Transactions with the owners of the parent							
Dividend on ordinary share capital	18			(252.9)	(252.9)		(252.9)
Shares issued for cash		2.8			2.8		2.8
Treasury shares acquired through subsidiary		(6.5)			(6.5)		(6.5)
Balance at 30 June 2016		**4,177.7**	**140.2**	**(2,978.3)**	**1,339.6**	**-**	**1,339.6**
Total comprehensive income							
Profit for the year				13.7	13.7		13.7
Other comprehensive income	21			(0.3)	(0.3)		(0.3)
Transactions with the owners of the parent							
Dividend on ordinary share capital	18			(50.6)	(50.6)		(50.6)
Available for sale and other reserves transferred to retained earnings	1		(140.2)	140.2	-		-
Balance at 30 June 2017		**4,177.7**	**-**	**(2,875.3)**	**1,302.4**	**-**	**1,302.4**
Note		18					

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended 30 June 2017

Amounts in R million	Note	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash received from sales of precious metals		**2,305.4**	2,476.1	2,087.9
Cash paid to suppliers and employees		**(2,283.9)**	(2,077.9)	(1,802.7)
Cash generated by operations	11	**21.5**	398.2	285.2
Finance income received		**23.8**	22.3	13.9
Finance expenses paid		**(3.7)**	(5.0)	(12.0)
Income tax received/(paid)		**10.0**	0.4	(3.5)
Net cash inflow from operating activities		**51.6**	415.9	283.6
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of property, plant and equipment		**(110.6)**	(99.8)	(90.9)
Proceeds on disposal of property, plant and equipment		**20.5**	7.0	17.4
Environmental rehabilitation payments	8	**(11.6)**	(10.6)	(9.0)
Proceeds on disposal of investments in other entities		**-**	-	46.4
Other		**5.0**	(3.8)	(1.6)
Net cash outflow from investing activities		**(96.7)**	(107.2)	(37.7)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of loans and borrowings		**-**	(22.5)	(122.5)
Repayment of finance lease obligation		**(2.4)**	(2.0)	(0.4)
Dividends paid on ordinary share capital	18	**(50.6)**	(252.9)	(7.6)
Proceeds from the issue of shares		**-**	2.8	-
Acquisition of treasury shares		**-**	(6.5)	-
Net cash outflow from financing activities		**(53.0)**	(281.1)	(130.5)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(98.1)**	27.6	115.4
Cash and cash equivalents at the beginning of the year		**351.8**	324.4	209.0
Foreign exchange movements		**-**	(0.2)	-
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	10	**253.7**	351.8	324.4

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2017

1   ACCOUNTING POLICIES

Reporting entity

The DRDGOLD Group is primarily involved in the retreatment of surface gold. The consolidated financial statements comprise the company and its subsidiaries who are all wholly owned and have only South African operations (collectively the "Group" and individually "Group Companies"). DRDGOLD Limited is domiciled in South Africa with a registration number of 1895/000926/06. The registered address of the company is 1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, 2196.

Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB).

The consolidated financial statements were approved by the board of directors on 25 October 2017.

Functional and presentation currency

The Group's functional and reporting currency is South African rand due to all of the Group's operations being located in South Africa. The amounts in these consolidated financial statements are rounded to the nearest hundred thousand unless stated otherwise. Significant exchange rates applied during the year are set out in the table below:

South African rand / US dollar	2017	2016	2015
Spot rate at year end	13.05	14.68	12.16
Average rate for the financial year	13.59	14.50	11.45

Use of accounting assumptions, estimates and judgements

The preparation of the consolidated financial statements requires management to make accounting assumptions, estimates and judgements that affect the application of the Group's accounting policies and reported amounts of assets and liabilities, income and expenses.

Accounting assumptions, estimates and judgements are reviewed on an ongoing basis. Revisions to reported amounts are recognised in the period in which the revision is made and in any future periods affected. Actual results may differ from these estimates.

Information about assumptions and estimates in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are included in the notes:

    NOTE 7   PROPERTY, PLANT AND EQUIPMENT
    NOTE 8   PROVISION FOR ENVIRONMENTAL REHABILITATION
    NOTE 15   INCOME TAX

Information about significant judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are included in the notes:

    NOTE 22   ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
    NOTE 23   CONTINGENT LIABILITIES

Basis of measurement

The consolidated financial statements are prepared on the historical cost basis, unless otherwise stated.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Transactions eliminated on consolidation

Intra-group balances, transactions and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Non-controlling interests (NCI)

NCI are measured at their proportionate share of the acquirer's identifiable net assets at the acquisition date. Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest's subsequent share of changes in equity.

Changes in the Group's interest in a subsidiary which do not lead to loss of control are accounted for as equity transactions with equity owners in their capacity as equity owners and no profit or loss is recognised.

1   ACCOUNTING POLICIES *continued*

IAS 1 Disclosure Initiative: Changes to the presentation of the consolidated financial statements and notes to the consolidated financial statements

In order to facilitate improved reading of the consolidated financial statements, DRDGOLD has made various changes to the presentation of the consolidated financial statements and notes to the consolidated financial statements to give prominence to material financial statement disclosures.

In applying materiality to financial statement disclosures, we consider both the amount and nature of each item. The main changes to the presentation of the consolidated financial statements and notes thereon in 2017 are as follows and were made retrospectively for all periods presented in order to facilitate improve comparability:

• Consolidated statement of profit or loss and other comprehensive income, consolidated statement of financial position and consolidated statement of changes in equity: Certain line items disclosure were rationalised to focus on material information and certain line items were renamed or added where such presentation facilitate improved presentation of relevant financial information.

• With effect from 1 July 2016, the accumulated available for sale and other reserves, comprising asset revaluation reserves, were transferred to retained earnings and subsequent changes in the fair value of available for sale financial instruments are recognised directly in retained earnings.

• The notes to the consolidated financial statements are presented in an order that gives prominence to the areas of our activities that the Group considers to be the most relevant to understand our financial performance and position. This new grouping has been detailed on the index to these consolidated financial statements.

• Accounting policies previously presented in Note 1 as a single note, have in 2017 been placed within the relevant notes to the consolidated financial statements, where possible. Changes were made in the wording of these policies to more clearly set out the accounting policies relevant to the Group and do not represent changes in accounting policies.

• Information about significant judgements, assumptions and estimation uncertainties previously presented in Note 1 as a single note were placed within the relevant notes alongside the significant accounting policy to which they relate.

• Results from operating activities, operating lease commitments, liability for post-retirement medical benefits and finance lease obligations: various disclosures were rationalised to focus on material financial information.

• Financial instrument disclosure previously presented in a separate note have been placed within the notes to which they relate. Note 24 summarises the financial instrument disclosure that has been included throughout the consolidated financial statements.

• Related party disclosure previously presented in a separate note have been placed within the notes to which they relate. Note 25 summarises the related party disclosure that has been included throughout the consolidated financial statements.

1   ACCOUNTING POLICIES *continued*

New standards, amendments to standards and interpretations not yet adopted
At the date of authorisation of these consolidated financial statements, the following relevant standards, amendments to standards and interpretations that may be applicable to the business of the Group were in issue but not yet effective and may therefore have an impact on future consolidated financial statements. These new standards, amendments to standards and interpretations will be adopted at their effective dates.

IAS 12 Income taxes amendments (Recognition of deferred tax assets for unrealised losses) (Effective date 1 January 2017)
The amendments provide additional guidance on the existence of deductible temporary differences, which depend solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset.
Guidance is provided where an entity may assume that it will recover an asset for more than its carrying amount, provided that there is sufficient evidence that it is probable that the entity will achieve this.
The amendments also provide additional guidance on the methods used to calculate future taxable profit to establish whether a deferred tax asset can be recognised, such as the exclusion of tax deductions resulting from the reversal of deductible temporary differences.
The Group includes entities that are not expected to generate recurring taxable income, and have unrecognised deferred tax assets. Some of these entities were establised in excess of a hundred years ago and own land that is carried at historical cost, but may have value in excess of its carrying value that could result in a deferred tax asset under the amended accounting standard. The impact of this amended accounting standard has not been quantified at this stage due to the significant assumptions, estimates and judgement required to estimate the potential future taxable profits.

IFRS 2 Share-based payment amendments (Effective date 1 January 2018)
Measurement of cash-settled share-based payments – There is currently no guidance in IFRS 2 on how to measure the fair value of the liability in a cash-settled share based payment. The amendments clarify that a cash-settled share-based payment is measured using the same approach as for equity-settled share-based payments – i.e. the modified grant date method. Therefore, in measuring the liability, market and non-vesting conditions are taken into account in measuring its fair value and the number of awards to receive cash is adjusted to reflect the best estimate of those expected to vest as a result of satisfying service and any non-market performance conditions.
A preliminary assessment indicated that IFRS 2 will not have a significant impact on the Group as market and non-vesting conditions are being taken into account in measuring its fair value and the number of awards to receive cash is already adjusted to reflect the best estimate of those expected to vest as a result of satisfying service and any non-market performance conditions. The final assessment of the impact of IFRS 2 will be finalised in due course.

IFRS 9 Financial Instruments (Effective date 1 January 2018)
This standard will include changes in the measurement bases of the financial assets to amortised cost and fair value through other comprehensive income ("OCI"). Even though these measurement categories are similar to IAS 39, the criteria for classification into these categories are different. In addition, the IFRS 9 impairment model has been changed from an "incurred loss" model from IAS 39 to an "expected credit loss" model.
A preliminary assessment indicated that IFRS 9 will not have a significant impact on the Group due to the short term nature of financial assets measured at amortised cost and the insignificant movements related to available-for-sale financial assets. The final assessment of the impact of IFRS 9 will be finalised in due course.

IFRS 15 Revenue from contracts with customers (Effective date 1 January 2018)
The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognised.
A preliminary assessment indicated that IFRS 15 will not have a significant impact on the Group due to the short term nature of the revenue cycle. The final assessment of the impact of IFRS 15 will be finalised in due course.

IFRS 16 Leases (Effective date 1 January 2019)
The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer ('lessee') and the supplier ('lessor'). IFRS 16 replaces the previous leases Standard, IAS 17 Leases, and related Interpretations. IFRS 16 has one model for lessees which will result in almost all leases being included in the Statement of Financial position. No significant changes have been included for lessors.
The assessment of the impact of this new accounting standard requires an extensive assessment of the leases of the Group which is ongoing. The total impact of this new accounting standard can therefore not be quantified with certainty at this stage.

2   REVENUE

ACCOUNTING POLICIES

Revenue comprise the sale of gold bullion and silver bullion (produced as a by-product).

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of revenue can be reliably measured. Revenue is stated at the fair value of the consideration received or receivable, which is based on the afternoon London Bullion Market fixing price on the date the significant risks and rewards of ownership have been transferred to the buyer.

The significant risks and rewards of ownership have been transferred when Rand Refinery Limited ("Rand Refinery"), acting as an agent for the sale of all gold produced by the Group, delivers the gold to the buyer and the sales price is fixed, as evidenced by the certificate of sale.

Rand Refinery performs the final refinement of all gold produced. In exchange for this service, Rand Refinery receives a variable refining fee plus fixed marketing and administration fees which is included in operating costs.

Amounts in R million	2017	2016	2015
Gold revenue	2,336.1	2,429.7	2,103.0
Silver revenue	3.8	3.4	2.3
Total revenue	2,339.9	2,433.1	2,105.3

MARKET RISK

Commodity price sensitivity
Combined impact of both US Dollar price of gold and South African Rand/US Dollar exchange rate

The Group's profitability and the cash flows are primarily affected by changes in the market price of gold which is sold in US Dollar and then converted to Rand. The Group does not enter into forward sales of gold production, derivatives or other hedging arrangements to establish a price in advance for the sale of future gold production.

A change of 10% in the average Rand gold price received during the financial year would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant and specifically excludes the impact on income tax.

Amounts in R million	2017	2016	2015
10% increase in the Rand gold price	234.0	243.3	210.5
10% decrease in the Rand gold price	(234.0)	(243.3)	(210.5)

3   RESULTS FROM OPERATING ACTIVITIES

3.1   COST OF SALES

Amounts in R million	Note	2017	2016	2015
Cost of sales		**(2,307.9)**	(2,236.8)	(1,946.3)
Operating costs (a)		**(2,109.3)**	(2,030.2)	(1,786.9)
Depreciation	7	**(179.8)**	(180.2)	(193.3)
Retrenchment costs (b)		**(23.0)**	-	(7.1)
Change in estimate of environmental rehabilitation	8 , 22	**(0.6)**	(19.3)	20.4
Movement in gold in process and finished stock		**4.8**	(7.1)	20.6
(a) Operating costs				
The most significant components of operating costs include:				
Materials		**(783.9)**	(719.5)	(608.5)
Labour including short term incentives, excluding retrenchment costs		**(351.0)**	(362.1)	(325.9)
Electricity		**(344.2)**	(325.4)	(290.4)
Specialist service providers		**(299.7)**	(282.4)	(267.0)
Water		**(71.1)**	(82.1)	(54.2)
(b) Retrenchment costs				
The final clean up and closure of various sites in the Crown complex during the year ended 30 June 2017 resulted in the retrenchment costs incurred. All retrenchments were concluded and settled at reporting date.		**(23.0)**	-	(7.1)

3.2   OTHER INCOME

ACCOUNTING POLICIES

Income is recognised where it is probable that the economic benefits associated with a transaction will flow to the Group and they can be reliably measured.

Other income is generally income earned from transactions outside the course of the Group's ordinary activities and may include gains or losses on disposal of property, plant and equipment.

Amounts in R million	2017	2016	2015
Profit on disposal of property, plant and equipment	**12.9**	10.5	13.2
	12.9	10.5	13.2

4 FINANCE INCOME

ACCOUNTING POLICIES

Finance income includes interest received, growth in the environmental rehabilitation obligation funds and other profits and losses arising on disposal of investments.

Amounts in R million	Note	2017	2016	2015
Interest on loans and receivables	10	**23.6**	22.3	14.4
Growth in environmental rehabilitation trust funds	9 , 22	**7.5**	6.5	5.5
Growth in reimbursive right	9	**8.9**	8.0	5.8
Fair value adjustment on available-for-sale investments reclassified to profit or loss		**-**	-	19.9
Profit on disposal of equity accounted investment		**-**	-	5.9
		40.0	36.8	51.5

5 FINANCE EXPENSE

ACCOUNTING POLICIES

Finance expenses comprise interest payable on financial instruments measured at amortised cost calculated using the effective interest method, unwinding of the provision for environmental rehabilitation and interest on finance leases.

Amounts in R million	Note	2017	2016	2015
Interest on financial liabilities measured at amortised cost		**(3.7)**	(4.4)	(10.6)
Unwinding of provision for environmental rehabilitation	8 , 22	**(46.5)**	(43.0)	(39.0)
Other finance expenses		**(2.0)**	(0.2)	-
		(52.2)	(47.6)	(49.6)

6 EARNINGS PER SHARE

ACCOUNTING POLICIES

Earnings per share is calculated based on the net profit or loss after tax for the year attributable to ordinary shareholders of the company, divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings or loss per share is presented when the inclusion of ordinary shares that may be issued in the future has a dilutive effect on earnings or loss per share.

Amounts in R million	2017	2016	2015
The calculation of earnings per ordinary share is based on the following:			
Basic and dilutited earnings attributable to equity owners of the parent	**13.7**	61.9	67.8

Number of shares	2017	2016	2015
Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares			
Weighted average number of ordinary shares in issue	**422,068,696**	422,157,987	389,699,441
Number of staff options (1)	**-**	34,075	-
Diluted weighted average number of ordinary shares	**422,068,696**	422,192,062	389,699,441

(1) All staff options have lapsed at 30 June 2017 and therefore have no dilutive effect. At 30 June 2015, 0.8 million options were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

SA cents per ordinary share	2017	2016	2015
Basic earnings per share	**3.2**	14.7	17.4
Diluted earnings per share	**3.2**	14.7	17.4

7   PROPERTY, PLANT AND EQUIPMENT

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES

Impairment of property, plant and equipment

The recoverable amount of the cash-generating-unit is determined using discounted future cash flows based on the life-of-mine plan. These calculations require the use of assumptions and estimates and are inherently uncertain and could change materially over time.

These assumptions and estimates include the market capitalisation of the Group, mineral reserves and resource estimates, production estimates, spot and future gold prices, foreign currency exchange rates, discount rates, estimates of costs to produce and future capital expenditure in determining the recoverable amount.

At year-end, the market capitalisation of the Group was higher than its net asset value. The decline in the rand gold price was however considered as an impairment indicator.

The Group has only one cash generating unit and calculated a recoverable amount based on updated life-of-mine plans, a gold price of R565 000 per kilogram in year one escalating at an average of approximately 5.9% a year over the twelve-year life of mine, and a weighted average cost of capital of 12.4%.

The carrying amount of the CGU excludes exploration assets of the Group as no impairment indicators relating to these assets were identified in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources.

Sensitivity analysis

The Group would begin impairment of the mining assets if the discount rate were to increase from 12.4% to 20.5%, or a 2.1% decrease in budgeted gold production or Rand gold price over the remaining life of the operation. The above sensitivities do not include a positive terminal value, relating to the disposal of any assets at the end of the useful life.

Depreciation

The calculation of the units-of-production rate of depreciation could be affected if actual production in the future varies significantly from current forecast production. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources. These factors could include:
• changes in mineral reserves and resources;
• the grade of mineral reserves and resources may vary from time to time;
• differences between actual commodity prices and commodity price assumptions;
• unforeseen operational issues at mine sites including planned extraction efficiencies; and
• changes in capital, operating, mining processing and reclamation costs, discount rates and foreign exchange rates.

Mineral reserves and resources estimates

The Group is required to determine and report mineral reserves and resources in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC Code).

In order to calculate mineral reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of mineral reserves and resources requires the size, shape and depth of reclamation sites to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

Because the assumptions used to estimate mineral reserves and resources change from period to period and because additional geological data is generated during the course of operations, estimates of mineral reserves and resources may change from period to period.

Mineral reserves and resource estimates determined by management are reviewed by an independent mineral resources expert.

Changes in reported mineral reserves and resources may affect the Group's life-of-mine plan, financial results and financial position in a number of ways including the following:
• asset carrying values may be affected due to changes in estimated future cash flows;
• depreciation charged in profit or loss may change where such charges are determined by the units-of-production method, or where the useful lives of assets change;
• decommissioning, site restoration and environmental provisions may change where changes in estimated mineral reserves and resources affect expectations about the timing or cost of these activities; and
• the carrying value of deferred tax assets and liabilities may change due to changes in estimates of the likely recovery of the tax benefits and charges.

7   PROPERTY, PLANT AND EQUIPMENT *continued*

ACCOUNTING POLICIES

Recognition and measurement
Property, plant and equipment comprise mine plant facilities and equipment, mine property and development (including mineral rights) and exploration assets. These assets are initially measured at cost, where after they are measured at cost less accumulated depreciation and accumulated impairment losses.
Cost includes expenditure that is directly attributable to the acquisition or construction of the asset, as well as the costs of dismantling and removing an asset and restoring the site on which it is located. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
Exploration and evaluation costs are capitalised as exploration assets on a project-by-project basis, pending determination of the technical feasibility and commercial viability of the project.

Depreciation
Depreciation of mine plant facilities and equipment, as well as mining property and development (including mineral rights) are calculated using the units of production method which is based on the life-of-mine of each site.
The life-of-mine is primarily based on proved and probable mineral reserves and may include some resources. It reflects the estimated quantities of economically recoverable gold that can be recovered from reclamation sites based on the gold price estimated at the end of the financial year. Changes in the life-of-mine will impact depreciation on a prospective basis. The life-of-mine is prepared using a methodology that takes account of current information to assess the economically recoverable gold from specific reclamation sites and includes the consideration of historical experience.
The depreciation method, estimated useful lives and residual values are reassessed annually and adjusted if appropriate. Any changes to useful lives may affect prospective depreciation rates and asset carrying values.
The current estimated useful lives for mine property and development, as well as mine plant facilities and equipment are based on the life-of-mine of each site, currently between two (2016: six) and 12 (2016: 10) years.

Impairment
Non-financial assets
The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the asset's recoverable amount is estimated.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Each metallurgical plant or combination of plants that, together with its deposition facility, is capable of operating independently is considered to be a CGU.
The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Exploration assets
Exploration assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. When a license is relinquished or a project is abandoned, the related costs are recognised in profit or loss immediately.

Leased assets
Upon initial recognition, the leased asset and liability are measured at amounts equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in the same manner as owned property, plant and equipment.

Finance lease payments
Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

7   PROPERTY, PLANT AND EQUIPMENT *continued*

Amounts in R million	Note	Mine plant facilities and equipment (a)	Mine property and development	Exploration assets	Total
30 June 2017					
Cost		**1,667.6**	**1,230.0**	**77.4**	**2,975.0**
Opening balance		**1,519.5**	**1,310.4**	**74.9**	**2,904.8**
Additions		**37.6**	**65.3**	**13.4**	**116.3**
Disposals		**(2.8)**	**(3.9)**	**-**	**(6.7)**
Change in estimate of decommissioning asset	8	**27.0**	**(60.9)**	**(0.5)**	**(34.4)**
Transfers between classes of property, plant and equipment		**92.1**	**(81.7)**	**(10.4)**	**-**
Transferred from non-current assets held for sale	22	**-**	**0.8**	**-**	**0.8**
Transferred to inventory		**(5.8)**	**-**	**-**	**(5.8)**
Accumulated depreciation and impairment		**(760.8)**	**(706.9)**	**(9.7)**	**(1,477.4)**
Opening balance		**(598.7)**	**(693.2)**	**(12.4)**	**(1,304.3)**
Depreciation (b)	3.1	**(108.7)**	**(71.1)**	**-**	**(179.8)**
Disposals		**2.8**	**3.9**	**-**	**6.7**
Transfers between classes of property, plant and equipment		**(56.2)**	**53.5**	**2.7**	**-**
Carrying value		**906.8**	**523.1**	**67.7**	**1,497.6**
30 June 2016					
Cost		1,519.5	1,310.4	74.9	2,904.8
Opening balance		1,447.8	1,321.7	70.9	2,840.4
Additions		95.7	3.5	0.8	100.0
Disposals		(17.5)	(0.2)	-	(17.7)
Change in estimate of decommissioning asset	8	(6.5)	(9.6)	3.2	(12.9)
Transferred to non-current assets held for sale	22	-	(5.0)	-	(5.0)
Accumulated depreciation and impairment		(598.7)	(693.2)	(12.4)	(1,304.3)
Opening balance		(504.5)	(624.7)	(12.4)	(1,141.6)
Depreciation	3.1	(111.7)	(68.5)	-	(180.2)
Disposals		17.5	-	-	17.5
Carrying value		920.8	617.2	62.5	1,600.5

(a) Leased plant and equipment

Ergo leases temporary power generation equipment with a carrying value of R16.8 million (2016: R19.2 million) from Aggreko Energy Rental Proprietary Limited under a finance lease with an outstanding balance of R16.8 million (2016: R19.2 million) and an effective interest rate of 17.9%. The finance lease is repayable R2.8 million in 2018, R3.2 million in 2019 and R10.8 million in 2020, the latter including R9.9 million for the option to acquire the leased equipment at the end of the lease term. Interest is payable R2.5 million in 2018, R2.0 million in 2019 and R0.4 million in 2020.

(b) Depreciation

Depreciation expense remained flat compared to the previous year and consists of the following:
• Depreciation expense increased for the Crown assets due to the decision taken by management to perform final clean up and closure of various sites that previously formed part of the Crown operations. The depreciation of the carrying value of these assets have therefore been accelerated. These assets are carried at scrap value at reporting date.
• The net increase in the expected units-of-production in Ergo's life of mine due to the mineral reserve conversion effective on 1 January 2017 resulted in a net decrease in the depreciation charge amounting to R13.9 million.
• The decrease in the expected units-of-production in Ergo's life of mine that become effective on 1 July 2017 is expected to result in an increase in the annual depreciation charge recognised amounting to R16.8 million.

CONTRACTUAL COMMITMENTS

Amounts in R million	2017	2016
Contracted for but not provided for in the consolidated financial statements	**11.2**	8.6

Capital expenditure is financed from existing cash resources and cash generated from operations.

8   PROVISION FOR ENVIRONMENTAL REHABILITATION

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES

Estimates of future environmental rehabilitation costs are determined with the assistance of an independent expert and are based on the Group's environmental management plans which are developed in accordance with regulatory requirements, the life-of-mine plan and the planned method of rehabilitation which is influenced by developments in trends and technology.

An average discount rate of 8.8% (2016: 8.8%), average inflation rate of 5.9% (2016: 6.3%) and the discount periods as per the expected life-of-mine were used in the calculation of the estimated net present value of the rehabilitation liability.

ACCOUNTING POLICIES

The net present value of the estimated rehabilitation cost as at reporting date is provided for in full. These estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation.

Annual changes in the provision consist of financing expenses relating to the change in the present value of the provision and inflationary increases in the provision, as well as changes in estimates.

The present value of dismantling and removing the asset created before production commenced (decommissioning liabilities) are capitalised to property, plant and equipment against an increase in the rehabilitation provision. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised in profit or loss. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, an impairment test is performed in accordance with the accounting policy dealing with impairments of property, plant and equipment. Over time, the liability is increased to reflect an interest element, and the capitalised cost is depreciated over the life of the related asset. Cash costs incurred to rehabilitate these disturbances are charged to the provision and are presented as investing activities in the statement of cash flows.

The present value of environmental rehabilitation costs relating to activities after production commenced (restoration liabilities) as well as changes therein are expensed as incurred and presented as operating costs. Cash costs incurred to rehabilitate these disturbances are presented as operating activities in the statement of cash flows.

The cost of ongoing rehabilitation is recognised in profit or loss as incurred.

Amounts in R million	Note	2017	2016
Opening balance		**522.9**	493.3
Unwinding of provision	5	**45.3**	41.5
Change in estimate of environmental rehabilitation recognised in profit or loss	3.1	**0.6**	21.4
Change in estimate of environmental rehabilitation recognised to decommissioning asset (a)	7	**(34.4)**	(12.9)
Environmental rehabilitation payments		**(19.5)**	(20.4)
To reduce decommissioning liabilities		**(11.6)**	(10.6)
To reduce restoration liabilities	11	**(7.9)**	(9.8)
Transferred from non-current liabilities held for sale	22	**16.8**	-
Closing balance		**531.7**	522.9
Environmental rehabilitation payments to reduce the liability		**(19.5)**	(20.4)
Ongoing rehabilitation expenditure (b)	19	**(22.4)**	(27.8)
Total cash spent on environmental rehabilitation *		**(41.9)**	(48.2)

* These costs do not include the increased operating costs relating to the clean up and closure of the Crown sites.

(a) Change in estimate recognised to decommissioning asset
The decrease is mostly attributable to changes in estimates relating to the method of rehabilitating reclamation sites and the change in the life-of-mine plan, specifically the Crown sites.

(b) Other rehabilitation activities
The Group also performs ongoing environmental rehabilitation arising from its current activities concurrently with production. These costs do not represent a reduction of the above liability and are expensed as operating costs.

Gross cost to rehabilitate
The Group estimates that, based on current environmental and regulatory requirements, the total undiscounted rehabilitation cost is approximately R639.5 million (2016: R630.7 million).

9   INVESTMENTS IN REHABILITATION OBLIGATION FUNDS

ACCOUNTING POLICIES

Cash and cash equivalents in environmental rehabilitation trust funds
Cash and cash equivalents in environmental rehabilitation trust funds comprise low-risk, interest-bearing cash and cash equivalents and are non-derivative financial assets categorised as loans and receivables.

Reimbursive right for environmental rehabilitation guarantees
Funds held in the cell captive that secure the environmental rehabilitation guarantees issued are recognised as a right to receive a reimbursement and is measured at the lower of the amount of the consolidated environmental rehabilitation liability recognised and the consolidated fair value of the fund assets.
Changes in the carrying value of the fund assets, other than those resulting from contributions and payments, are recognised in finance income.

Funding of environmental rehabilitation activities (refer note 8)
Ongoing rehabilitation expenditure and environmental rehabilitation payments to reduce the environmental rehabilitation obligations are mostly funded by cash generated from operations. In addition, contributions have been made to an environmental rehabilitation trust and a cell captive for the sole use of future environmental rehabilitation payments.

Guardrisk Insurance Company Limited ("Guardrisk") issued guarantees amounting to R427.3 million (2016: R427.2 million) to the Department of Mineral Resources ("DMR") on behalf of DRDGOLD related to the environmental obligations. The funds in the cell captive serves as collateral for these guarantees.

Amounts in R million	Note	2017	2016
Cash and cash equivalents in environmental rehabilitation trust funds		**110.5**	93.8
Opening balance		**93.8**	87.9
Transferred from non-current assets held-for-sale	22	**9.9**	-
Growth	4	**6.8**	5.9
Reimbursive right for environmental rehabilitation guarantees		**117.2**	108.3
Opening balance		**108.3**	100.3
Growth	4	**8.9**	8.0
		227.7	202.1

CREDIT RISK

The Group is exposed to credit risk on the total carrying value of the investments held in the environmental rehabilitation trust funds.

The Group manages its exposure to credit risk by diversifying these investments across a number of major financial institutions, as well as investing funds in low-risk, interest-bearing cash and cash equivalents.

MARKET RISK

Interest rate risk
A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular the balance of the funds, remain constant. The analysis excludes income tax.

Amounts in R million	2017	2016
100bp increase	**1.1**	0.9
100bp (decrease)	**(1.1)**	(0.9)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the cash and cash equivalents in the environmental rehabilitation trust funds approximate their carrying value due to their short-term maturities.

10   CASH AND CASH EQUIVALENTS

ACCOUNTING POLICIES

Cash and cash equivalents are non-derivative financial assets categorised as loans and receivables and comprise cash on hand, demand deposits, and highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Cash and cash equivalents are initially measured at fair value. Subsequent to initial recognition, cash and cash equivalents are measured at amortised cost, which is equivalent to their fair value.

Amounts in R million	Note	2017	2016
Bank balances		151.1	99.7
Call deposits		102.6	252.1
		253.7	351.8
Included in cash and cash equivalents is restricted cash relating to:			
- Cash (including interest) held in escrow relating to the electricity tariff dispute with Ekurhuleni Metropolitan Municipality	23	92.7	47.7
- Guarantees		16.1	15.2
Interest relating to cash and cash equivalents	4	23.6	22.3

An overdraft facility of R100 million is available to the Group.

CREDIT RISK

The Group is exposed to credit risk on the total carrying value of its cash and cash equivalents.
The Group manages its exposure to credit risk by investing cash and cash equivalents across a number of major financial institutions, considering the credit ratings of these financial institutions.

MARKET RISK

Interest rate risk
A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular the cash balance and foreign currency rates, remain constant. The analysis excludes income tax.

Amounts in R million	2017	2016
100bp increase	2.5	3.5
100bp (decrease)	(2.5)	(3.5)

Foreign currency risk
US Dollars received on settlement of the trade debtors are exposed to fluctuations in the US Dollar/South African Rand exchange rate until it is converted to South African Rands. US Dollars not converted to South African Rands at reporting date are as follows:

Figures in USD million	2017	2016
Foreign denominated cash at 30 June	-	2.3

Foreign denominated cash is held in a foreign currency bank account accruing negligible interest and is usually converted to South African Rand on the day of receipt. Foreign cash is therefore not exposed to interest rate risk.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents
The fair value of cash and cash equivalents approximate their carrying value due to their short-term maturities.

11   CASH GENERATED BY OPERATIONS

Amounts in R million	Note	2017	2016	2015
(Loss)/profit before tax		(36.7)	108.8	96.8
Adjusted for				
Depreciation	7	179.8	180.2	193.3
Impairments		-	-	6.7
Profit on disposal of property, plant and equipment	3.2	(12.9)	(10.5)	(13.2)
Change in estimate of environmental rehabilitation	8 , 22	0.6	19.3	(20.4)
Environmental rehabilitation payments	8 , 22	(7.9)	(11.2)	-
Movement in gold in process and finished stock	3.1	(4.8)	7.1	(20.6)
Increase in long term incentive liability	16	10.0	29.9	1.8
Reversal of accrual		-	(22.7)	-
Finance income	4	(40.0)	(36.8)	(51.5)
Finance expense	5	52.2	47.6	49.6
Other non-cash items		(1.0)	4.6	0.3
Operating cash flows before working capital changes		139.3	316.3	242.8
Working capital changes		(117.8)	81.9	42.4
Change in trade and other receivables		(57.6)	33.7	1.9
Change in inventories		(14.8)	1.0	(1.0)
Change in trade and other payables		(45.4)	47.2	41.5
Cash generated by operations		21.5	398.2	285.2

12   TRADE AND OTHER RECEIVABLES

ACCOUNTING POLICIES

Trade and other receivables, excluding Value Added Tax, are non-derivative financial assets categorised as loans and receivables.

These assets are initially measured at fair value plus directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognised financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Trade receivables relate to gold sold on the bullion market by Rand Refinery in its capacity as an agent. Settlement is received two working days from gold sold date.

Amounts in R million	2017	2016
Trade receivables	34.5	-
Value Added Tax	50.8	23.6
Other receivables	38.7	54.0
Allowance for impairment	(9.7)	(11.1)
	114.3	66.5

CREDIT RISK

The Group is exposed to credit risk on the total carrying value of its trade receivables and other receivables.

The Group manages its exposure to credit risk on trade receivables by maintaining a short term cycle to settlement of 2 working days. The Group manages its exposure to credit risk on other receivables by dealing with a number of counterparties, ensuring that these counterparties are of good credit standing and transacting on a secured or cash basis where considered necessary. Receivables are regularly monitored and assessed for recoverability.

12 TRADE AND OTHER RECEIVABLES continued

Ageing of trade receivables and other receivables:

Amounts in R million	2017	2016
Receivables that are past due but not impaired at 30 June	10.4	16.8
Receivables that are past due and impaired at 30 June	9.7	11.1

Management believes that the unimpaired amounts that are past due by more than 30 days are still collectible in full, based on historical payment behaviour. Impairments were raised due to the uncertainty around the recoverability and timing of the expected cash flows.

Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

Amounts in R million	2017	2016
Balance at 1 July	(11.1)	(6.5)
Net of impairments raised and bad debt recovered	1.0	(4.6)
Bad debt written off against related receivable	0.4	-
Balance at 30 June	(9.7)	(11.1)

MARKET RISK

Interest rate risk
Trade and other receivables do not earn interest and are therefore not subject to interest rate risk.

Foreign currency risk
Gold sales, and thus trade receivables, are denominated in US Dollars and are therefore exposed to fluctuations in the US Dollar/South African Rand exchange rate. All foreign currency transactions are entered into at spot rates and no hedges are entered into.

Figures in USD million	2017	2016
Foreign denomination of trade receivables at 30 June	2.7	-

A 10% strengthening of the Rand against the US Dollar at 30 June would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant.

Amounts in R million	2017	2016
Strengthening of the Rand against the US Dollar	(3.5)	-
Weakening of the Rand against the US Dollar	3.5	-

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of trade and other receivables approximate their carrying value due to their short-term maturities.

13 TRADE AND OTHER PAYABLES

ACCOUNTING POLICIES

Trade and other payables, excluding payroll accruals, accrued leave pay and provision for performance based incentives, are non-derivative financial liabilities categorised as financial liabilities measured at amortised cost.

These liabilities are initially measured at fair value plus directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method. The Group derecognises a financial liability when its contractual rights are discharged, or cancelled or expire.

Amounts in R million	Note	2017	2016
Trade payables		130.4	167.9
Other creditors and accruals		70.5	58.0
Accrued leave pay		30.8	29.0
Provision for performance based incentives		2.2	27.1
Payroll accruals		17.9	6.9
		251.8	288.9
Interest relating to trade and other payables included in profit or loss	5	(0.8)	(1.1)

LIQUIDITY RISK

Trade payables and other creditors and accruals are all expected to be settled within 12 months from reporting date.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of trade payables and other creditor and accruals approximate their carrying value due to their short-term maturities.

14 INVENTORIES

ACCOUNTING POLICIES

Gold in process is stated at the lower of cost and net realisable value. Costs are assigned to gold in process on a weighted average cost basis. Costs comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction and processing as they are reliably measurable at that point.

Gold bullion is stated at the lower of cost and net realisable value. Selling and general administration costs are excluded from inventory valuation.

Consumable stores are stated at cost less allowances for obsolescence. Cost of consumables is based on the weighted average cost principle and includes expenditure incurred in acquiring inventories and bringing them to their existing location and condition.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Amounts in R million	Note	2017	2016
Consumable stores		101.9	87.1
Gold in process		55.1	48.8
Finished stock - Gold Bullion		23.3	24.8
Total inventories		**180.3**	160.7
Inventory carried at net realisable value includes:			
Gold in process		45.3	-
Finished stock - Gold Bullion		19.3	-
Write down to net realisable value included in movement in gold in process and			
finished stock		10.2	-

15   INCOME TAX

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES

Management periodically evaluates positions taken where tax regulations are subject to interpretation. This includes the treatment of Ergo as a single mining operation pursuant to the relevant ring-fencing legislation.

The deferred tax liability is calculated by applying a forecast weighted average tax rate that is based on a prescribed formula. The calculation of the forecast weighted average tax rate requires the use of assumptions and estimates and are inherently uncertain and could change materially over time. These assumptions and estimates include expected future profitability and timing of the reversal of the temporary differences.
Due to the forecast weighted average tax rate being based on a prescribed formula that increase the effective tax rate with an increase in forecast future profitability, and vice versa, the tax rate can vary significantly year on year and can move contrary to current period financial performance.
A 100 basis points increase in the effective tax rate will result in an increase in the net deferred tax liability at 30 June 2017 of approximately R7.4 million (2016: R8.1 million; 2015: R7.3 million).

The assessment of the probability that future taxable profits will be available against which the tax losses and unredeemed capital expenditure can be utilised requires the use of assumptions and estimates and are inherently uncertain and could change materially over time.

ACCOUNTING POLICIES

Income tax expense comprises current and deferred tax. Each company is taxed as a separate entity and tax is not set-off between the companies.

Current tax
Current tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity or OCI. The current tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date.

Deferred tax
Deferred tax is recognised in respect of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax is not recognised on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit.

Deferred tax assets relating to unutilised tax losses and unutilised capital allowances are recognised to the extent that it is probable that future taxable profits will be available against which the unutilised tax losses and unutilised capital allowances can be utilised. The recoverability of these assets is reviewed at each reporting date and adjusted if recovery is no longer probable.

15.1 INCOME TAX EXPENSE

Tax on gold mining income is determined based on a formula: $Y = 34 - 170/X$ where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to gold mining income derived, expressed as a percentage. Non-mining income, which consists primarily of interest accrued, is taxed at a standard rate of 28%.

All mining capital expenditure is deducted in the year it is incurred to the extent that it does not result in an assessed loss. Capital expenditure not deducted from mining income is carried forward as unutilised capital allowances to be deducted from future mining income.

15   INCOME TAX *continued*

15.1   INCOME TAX EXPENSE *continued*

Amounts in R million	2017	2016	2015
Mining tax	54.2	(46.9)	(31.8)
Non-mining tax	(3.8)	-	3.2
	50.4	(46.9)	(28.6)
Comprising:			
Current tax - current year	(1.9)	(0.5)	(1.2)
Current tax - prior year	-	(5.1)	4.4
Deferred tax - current year	53.4	(42.1)	(28.8)
Deferred tax - prior year	(1.1)	0.8	(3.0)
	50.4	(46.9)	(28.6)
Tax reconciliation			
Major items causing the Group's income tax expense to differ from the statutory rate were:			
Tax on net loss/(profit) before tax at the South African corporate tax rate of 28%	10.3	(30.5)	(27.1)
Rate adjustment to reflect the actual realised company tax rates	(7.9)	4.4	8.6
Deferred tax rate adjustment (a)	37.5	(21.7)	(10.0)
Exempt income and other non-taxable income	5.4	-	8.4
Utilisation of tax losses for which deferred tax assets were previously unrecognised (b)	5.9	7.5	-
Current year tax losses for which no deferred tax was recognised	(2.0)	-	(11.0)
Over/(under) provided in prior periods	1.1	(4.3)	1.4
Other differences	0.1	(2.3)	1.1
Income tax	50.4	(46.9)	(28.6)
Estimated, unrecognised assessed tax losses at year-end (available to reduce future taxable income)	133.8	146.9	165.4
Estimated, unrecognised unredeemed capital expenditure at year-end (available for deduction against future mining income)	1,236.9	1,208.7	1,469.6
Estimated, unrecognised capital losses at year-end (available to reduce future capital gains)	1,451.7	1,452.4	1,452.4

(a) Deferred tax rate adjustment
The forecast weighted average deferred tax rate decreased from 23.1% to 18.6% as a result of a decrease in forecast profitability of Ergo (2016: increased from 20.1% to 23.1% due to the impact of the higher forecast gold price).

(b) Utilisation of tax losses for which deferred tax assets were previously unrecognised
Group entities that are not expected to generate recurring taxable income, and therefore have unrecognised deferred tax assets, generated taxable income during the year ended 30 June 2017 resulting in the utilisation of unrecognised losses.

for the year ended 30 June 2017

15   INCOME TAX *continued*

15.2   DEFERRED TAX

Deferred tax assets and liabilities relate to the following:

Amounts in R million	2017	2016
Deferred tax asset		
Provisions	5.0	6.8
	5.0	6.8
Deferred tax liability		
Property, plant and equipment	(223.8)	(306.9)
Provisions, including rehabilitation provision	80.2	107.8
Other temporary differences (1)	3.1	4.4
	(140.5)	(194.7)
Net deferred mining and income tax liability	(135.5)	(187.9)

Movement in the net deferred tax liability is as follows:

Amounts in R million	2017	2016
Opening balance	(187.9)	(146.6)
Recognised in profit or loss	52.4	(41.3)
Property, plant and equipment	83.1	(72.2)
Provisions, including rehabilitation provision	(29.4)	30.7
Other temporary differences (1)	(1.3)	0.2
Closing balance	(135.5)	(187.9)

(1) Includes the temporary differences on the finance lease obligation.

Deferred tax assets have not been recognised in respect of the following:

Amounts in R million	2017	2016
Tax losses	20.5	28.5
Unredeemed capital expenditure	272.9	272.9
Capital losses	325.2	271.1

Deferred tax assets have not been recognised for Group entities that are not expected to generate future taxable profits against which the tax losses and unredeemed capital expenditure can be utilised.

16   EMPLOYEE BENEFITS

ACCOUNTING POLICIES

Cash-settled share-based payments
Cash-settled share-based payments are measured at fair value and remeasured at each reporting date to reflect the potential outflow of cash resources to settle the liability, with a corresponding adjustment in profit or loss. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

Post-retirement medical benefit
The Group's net obligation in respect of long term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine the present value. Remeasurements are recognised in profit or loss in the period in which they arise.

Amounts in R million	Note	2017	2016
Liability for long term incentive scheme	16.1	**30.7**	30.3
Liability for post-retirement medical benefits		**8.3**	7.9
		39.0	38.2

16.1 LIABILITY FOR LONG TERM INCENTIVE SCHEME

The terms of the November 2015 grant made under the DRDGOLD Group's amended long term incentive scheme are:
• The scheme has a finite term of 5 years and thus no top-up awards are made when the shares vest;
• The phantom shares are issued at a zero exercise price and will vest after 3 years (20%), 4 years (30%) and 5 years (50%) respectively subject to individual service and performance conditions being met; and
• The phantom shares will be settled at the 7 day volume weighted average price ("VWAP") of the DRDGOLD share.

Amounts in R million	Note	2017	2016
Opening balance		**30.3**	4.3
Increase in long term incentive liability	11	**10.0**	29.9
Vested and paid*		**(9.6)**	(3.9)
Total liability for long term incentive scheme		**30.7**	30.3

Reconciliation of outstanding phantom shares	2017		2016	
	Shares Number	Weighted average price per share R	Shares Number	Weighted average price per share R
Opening balance	23 169 191		4 525 650	
Granted	-	-	20 527 978	2.26
Vested and paid*	(1 502 747)	6.39	(1 858 491)	2.09
Forfeited/lapsed	(521 910)		(25 946)	
Closing balance	21 144 534		23 169 191	

Ageing of outstanding phantom shares:	30 June 2018	30 June 2019	30 June 2020	30 June 2021	Total
Granted October 2014*	955 067				955 067
Granted November 2015		4,037,893	6,056,840	10,094,734	20 189 467
Granted before amendment	955 067	4 037 893	6 056 840	10 094 734	21 144 534

Fair value
The fair value of the liability for the long term incentive scheme is mostly influenced by the DRDGOLD Limited share price. Other inputs influencing the fair value are the forward dividend yield and estimates of staff retention and performance conditions. The inputs most significantly influencing the measurement of the fair values are as follows:

	2017	2016	Grant date
7 day VWAP of the DRDGOLD Limited share	**4.23**	8.03	2.26
Forward dividend yield	**0.7%**	2.6%	4.3%

16   EMPLOYEE BENEFITS *continued*

16.2   RELATED PARTY TRANSACTIONS

Interests in contracts

None of the directors, officers or major shareholders of DRDGOLD or, to the knowledge of DRDGOLD's management, their families, had any interest, direct or indirect, in any transaction during the year ended 30 June 2017 or the preceding financial years, or in any proposed transaction which has affected or will materially affect DRDGOLD or its subsidiaries. None of the directors or officers of DRDGOLD or any associate of such director or officer is currently or has been at any time during the past financial year materially indebted to DRDGOLD.

Key management personnel remuneration

Amounts in R million	2017	2016	2015
Short-term benefits			
- Board fees paid	**5.0**	3.7	3.8
- Salaries paid	**52.9**	51.5	54.5
- Incentives relating to this cycle	**-**	33.8	17.8
- Pre-tax gain on share option exercised	**-**	1.7	-
- Retrenchment payments	**-**	-	7.2
	57.9	90.7	83.3
Long-term benefits			
- Long term incentive expense	**10.0**	29.9	1.8
- Contributions to post-retirement medical benefit	**0.4**	0.3	0.3
	10.4	30.2	2.1

17   CAPITAL MANAGEMENT

The primary objective of managing the Group's capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that optimises the cost of capital, ensures that the Group remains in a sound financial position and matches the Group's strategy.

The Group has no external debt in line with its aim for the existing operations to remain unleveraged. All funding requirements during the past financial year have been financed by existing cash resources and cash generated from operations.

The Group will consider the appropriate capital management strategy for specific growth projects as and when required.

Lease arrangements that are not in the legal form of a finance lease, but is accounted for as such based on its terms and conditions, are not considered to be debt.

18   EQUITY OF THE OWNERS OF THE PARENT

ACCOUNTING POLICIES

Ordinary share capital
Ordinary shares and the cumulative preference shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effect.

Repurchase and reissue of ordinary shares (treasury shares)
When shares recognised as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from share capital.

Dividends
Dividends are recognised as a liability on the date on which they are declared which is the date when the shareholders' right to the dividends vest.

Amounts in R million	2017	2016	2015
Authorised share capital			
600 000 000 (2016 and 2015: 600 000 000) ordinary shares of no par value			
5 000 000 (2016 and 2015: 5 000 000) cumulative preference shares of			
10 cents each	**0.5**	0.5	0.5
Issued share capital			
431 429 767 (2016: 431 429 767; 2015: 430 883 767) ordinary shares of no par value (a)	**4,227.9**	4,227.9	4,225.1
9 361 071 (2016: 9 361 071; 2015: 6 155 559) treasury shares held within the Group (b)	**(50.7)**	(50.7)	(44.2)
5 000 000 (2016 and 2015: 5 000 000) cumulative preference shares of 10 cents each	**0.5**	0.5	0.5
	4,177.7	4,177.7	4,181.4
Dividends (c)			
Dividends paid during the year net of treasury shares:			
Prior year final dividend			
SA cents per share	**12**	10	2
Total	**50.6**	42.2	7.6
Interim dividends			
SA cents per share	**-**	50	-
Total	**-**	210.7	-
Total	**50.6**	252.9	7.6

(a) Unissued shares
In terms of an ordinary resolution passed at the previous annual general meeting, the remaining unissued ordinary shares in the company are under the control of the directors until the next general meeting.
No shares were issued during the year ended 30 June 2017 (2016: 546 000 shares were issued relating to share options exercised under the DRDGOLD (1996) share scheme, 2015: nil).

(b) Treasury shares
Shares in DRDGOLD Limited are held in treasury by Ergo Mining Operations Proprietary Limited ("EMO").
No shares were acquired in the market during the year ended 30 June 2017 (2016: 3 205 512 and 2015: nil).
Dividends amounting to R1.1 million (2016: R5.6 million; 2015: R0.1 million) were received on these shares.

(c) Dividends
After 30 June 2017, a dividend of 5 cents per qualifying share (R21.1 million) was approved by the directors as a final dividend for 2017. The dividend has not been provided for and does not have any tax impact on the company.

19   OPERATING SEGMENTS

ACCOUNTING POLICIES

Operating segments are reported in a manner consistent with internal reports that the Group's chief operating decision maker (CODM) reviews regularly in allocating resources and assessing performance of operating segments. The CODM has been identified as the Group's Executive Committee.

The Group has one revenue stream, the sale of gold. To identify operating segments, management reviewed various factors, including operational structure and mining infrastructure. It was determined that an operating segment consists of a single or multiple metallurgical plants that, together with its deposition facility, is capable of operating independently.

When assessing profitability, the CODM considers, inter alia, the revenue and production costs of each segment. The net of these amounts is the operating profit or loss. Therefore, operating profit has been disclosed in the segment report as the primary measure of profit or loss. The CODM also considered other costs that, in addition to the operating profit or loss, result in the working profit or loss.

Ergo is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg's central business district as well as the East and Central Rand goldfields. The operation comprises four plants. The Ergo and Knights plants continue to operate as metallurgical plants. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants. The Crown plant operated as a pump/milling station feeding the metallurgical plants until March 2017 when it ceased all operations.

Corporate office and other reconciling items (collectively referred to as "Other reconciling items") are taken into consideration in the strategic decision-making process of the CODM and are therefore included in the disclosure here, even though they do not earn revenue. They do not represent a separate segment.

2017 Amounts in R million	Ergo	Other reconciling items	Total
Financial performance			
Revenue	2,339.9	-	2,339.9
Cash operating costs	(2,087.9)	-	(2,087.9)
Movement in gold in process	4.8	-	4.8
Operating profit	256.8	-	256.8
Interest income	6.8	16.8	23.6
Interest expense	(3.3)	(2.4)	(5.7)
Retrenchment costs	(23.0)	-	(23.0)
Administration expenses and general costs	(4.5)	(64.9)	(69.4)
Current tax	(1.9)	-	(1.9)
Working profit/(loss) before capital expenditure	230.9	(50.5)	180.4
Additions to property, plant and equipment	(116.2)	(0.1)	(116.3)
Additions to listed investments	-	(0.1)	(0.1)
Working profit/(loss) after capital expenditure	114.7	(50.7)	64.0
Reconciliation of profit/(loss) for the year			
Working profit/(loss) before capital expenditure	230.9	(50.5)	180.4
Depreciation	(179.7)	(0.1)	(179.8)
Movement in provision for environmental rehabilitation	(0.6)	-	(0.6)
Growth in environmental rehabilitation trust funds and reimbursive right	10.9	5.5	16.4
Profit on disposal of property, plant and equipment	0.2	12.7	12.9
Unwinding of provision for environmental rehabilitation	(45.3)	(1.2)	(46.5)
Ongoing rehabilitation expenditure	(22.4)	-	(22.4)
Net other operating (costs)/income	(30.3)	31.3	1.0
Deferred tax	54.2	(1.9)	52.3
Profit/(loss) for the year	17.9	(4.2)	13.7
Statement of cash flows			
Cash flows from operating activities	32.5	19.1	51.6
Cash flows from investing activities	(116.6)	19.9	(96.7)
Cash flows from financing activities	(2.4)	(50.6)	(53.0)

19 OPERATING SEGMENTS *continued*

2016 Amounts in R million	Ergo	Other reconciling items	Total
Financial performance			
Revenue	2,433.1	-	2,433.1
Cash operating costs	(1,991.2)	-	(1,991.2)
Movement in gold in process	(7.1)	-	(7.1)
Operating profit	434.8	-	434.8
Interest income	2.8	19.6	22.4
Interest expense	(4.1)	(0.5)	(4.6)
Administration expenses and general costs	(4.5)	(82.7)	(87.2)
Current tax	(0.5)	(5.1)	(5.6)
Working profit/(loss) before capital expenditure	428.5	(68.7)	359.8
Additions to property, plant and equipment	(100.0)	-	(100.0)
Additions to listed investments	-	(1.3)	(1.3)
Working profit/(loss) after capital expenditure	328.5	(70.0)	258.5
Reconciliation of profit/(loss) for the year			
Working profit/(loss) before capital expenditure	428.5	(68.7)	359.8
Depreciation	(180.1)	(0.1)	(180.2)
Movement in provision for environmental rehabilitation	(21.4)	2.1	(19.3)
Growth in environmental rehabilitation trust funds and reimbursive right	9.8	4.7	14.5
Profit on disposal of property, plant and equipment	9.3	1.2	10.5
Unwinding of provision for environmental rehabilitation	(41.5)	(1.5)	(43.0)
Ongoing rehabilitation expenditure	(27.8)	-	(27.8)
Net other operating (costs)/income	(29.6)	18.3	(11.3)
Deferred tax	(46.9)	5.6	(41.3)
Profit/(loss) for the year	100.3	(38.4)	61.9
Statement of cash flows			
Cash flows from operating activities	414.8	1.1	415.9
Cash flows from investing activities	(105.6)	(1.6)	(107.2)
Cash flows from financing activities	(2.0)	(279.1)	(281.1)

19   OPERATING SEGMENTS *continued*

2015 Amounts in R million	Ergo	Other reconciling items	Total
Financial performance			
Revenue	2,105.3	-	2,105.3
Cash operating costs	(1,741.5)	-	(1,741.5)
Movement in gold in process	20.6	-	20.6
Operating profit	384.4	-	384.4
Interest income	0.8	13.6	14.4
Interest expense	(3.1)	(7.5)	(10.6)
Retrenchment costs	(2.8)	(4.4)	(7.2)
Administration expenses and general costs	(3.5)	(65.9)	(69.4)
Current tax	(1.1)	4.3	3.2
Working profit/(loss) before capital expenditure	374.7	(59.9)	314.8
Additions to property, plant and equipment	(113.2)	(0.1)	(113.3)
Additions to reimbursive right	(0.8)	-	(0.8)
Working profit/(loss) after capital expenditure	260.7	(60.0)	200.7
Reconciliation of profit/(loss) for the year			
Working profit/(loss) before capital expenditure	374.7	(59.9)	314.8
Depreciation	(193.1)	(0.2)	(193.3)
Movement in provision for environmental rehabilitation	15.8	4.6	20.4
Impairments	(3.1)	(4.8)	(7.9)
Fair value adjustment on available-for-sale investment reclassified to profit or loss	-	19.9	19.9
Profit on disposal of equity accounted investment	-	5.9	5.9
Growth in environmental rehabilitation trust funds and reimbursive right	7.6	3.7	11.3
Profit on disposal of property, plant and equipment	2.3	10.8	13.1
Unwinding of provision for environmental rehabilitation	(37.3)	(1.7)	(39.0)
Ongoing rehabilitation expenditure	(30.6)	(1.1)	(31.7)
Net other operating costs	(1.0)	(12.4)	(13.4)
Deferred tax	(31.7)	(0.2)	(31.9)
Profit/(loss) for the year	103.6	(35.4)	68.2
Statement of cash flows			
Cash flows from operating activities	284.9	(1.3)	283.6
Cash flows from investing activities	(98.0)	60.3	(37.7)
Cash flows from financing activities	(0.4)	(130.1)	(130.5)

20   INTEREST IN SUBSIDIARIES

ACCOUNTING POLICIES

Significant subsidiaries of the Group are those subsidiaries with the most significant contribution to the Group's profit or loss or assets.

Ergo Mining Proprietary Limited is the only significant subsidiary of the Group. It is primarily involved in the retreatment of surface gold and all of its operations are based in South Africa. Ergo Mining Proprietary Limited is a wholly owned subsidiary and is incorporated in South Africa.

21 INVESTMENTS IN OTHER ENTITIES

ACCOUNTING POLICIES

The Group's listed and unlisted investments in equity securities are classified as available-for-sale financial assets. These assets are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial recognition they are measured at fair value and changes therein, other than impairment losses, are recognised in OCI.

Amounts in R million	Shares held	% held	2017	2016
Listed investments (Fair value hierarchy Level 1):			**8.6**	8.9
West Wits Mining Limited ("WWM")	47 812 500	10.5%	**8.6**	8.9
Unlisted investments (Fair value hierarchy Level 3):			**0.2**	0.1
Rand Refinery Proprietary Limited ("Rand Refinery") (a)	44 438	11.0%	**-**	-
Guardrisk Insurance Company Limited (Cell Captive A170) ^	20	#	**0.1**	0.1
Chamber of Mines Building Company Proprietary Limited	30 160	3.0%	**0.1**	*
Rand Mutual Assurance Company Limited	1	#	**-**	-
			8.8	9.0
Fair value adjustment on available for sale financial assets recognised in OCI			(0.3)	4.4

[#] Represents a less than 1% shareholding.
Represents a less than R0.1 million carrying value.
^ Class A 170 shares are held in Guardrisk Insurance Company Limited that entitles the holder to 100% of the residual net equity of the Cell Captive A 170 after settlement of the reimbursive right.

(a) Rand Refinery
The irrevocable, subordinated loan facility that was extended to Rand Refinery by its major shareholders was converted to redeemable preference shares on 5 June 2017. DRDGOLD's interest in Rand Refinery has therefore not been diluted as a result of the conversion, but the redeemable preference shares remain a significant commitment on the future cash flows of Rand Refinery.

The estimated fair value of the investment in Rand Refinery shares remains *de minimis* due to the uncertainty regarding Rand Refinery's future free cash flows and the lack of marketability of the shares held.

MARKET RISK

Other market price risk
Equity price risk arises from changes in quoted market prices of listed investments as well as changes in the fair value of unlisted investments due to changes in the underlying net asset values.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Listed investments
The fair value of listed investments are determined by reference to published price quotations from recognised securities exchanges and constitute level 1 instruments on the fair value hierarchy.

Unlisted investments
The valuations are based on either the net asset values of these companies, or the consideration of unobservable financial information which is compared to information available in the market regarding other market participants' view on the value of the company and constitute level 3 instruments on the fair value hierarchy.

22 ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

SIGNIFICANT ACCOUNTING JUDGEMENTS
The assessment of whether the disposal is highly probable require the exercise of significant judgement and estimates of the outcome of future events that are not wholly within the control of the Group.

ACCOUNTING POLICIES
Non-current assets, or disposal groups comprising non-current asset and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than continuing use.
Such assets, or disposal groups are measured at the lower of their carrying amount and fair value less cost to sell. Impairment losses on initial application as held for sale and subsequent gains and losses on re-measurement are recognised in profit or loss.

Non-current assets, or disposal groups, cease to be classified as held for sale if it is not highly probable that they will be recovered primarily through sale rather than continuing use.
Non-current assets that cease to be classified as held for sale is measured at the lower of its carrying amount before the asset (or disposal group) was classified as held for sale, adjusted for any depreciation that would have been recognised had the asset (or disposal group) not been classified as held for sale, and its recoverable amount at the date of the subsequent decision not to sell.

Amounts in R million	Note	2017	2016
Assets held for sale			
Property, plant and equipment*		**-**	5.8
Opening balance		**5.8**	0.8
Transferred (to)/from property, plant and equipment	7	**(0.8)**	5.0
Disposal (a)		**(5.0)**	-
Non-current investments and other assets		**-**	9.2
Opening balance		**9.2**	8.6
Growth	4	**0.7**	0.6
Transferred to cash and cash equivalents in environmental rehabilitation trust func	9	**(9.9)**	-
		-	15.0
* Consists of land that is carried at cost and is not depreciated.			
Liabilities held for sale			
Provisions		**-**	15.6
Opening balance		**15.6**	17.6
Unwinding of provision	5	**1.2**	1.5
Change in estimate of environmental rehabilitation recognised in profit or loss	3.1	**-**	(2.1)
Environmental rehabilitation payments	11	**-**	(1.4)
Transferred to provision for environmental rehabilitation	8	**(16.8)**	-
		-	15.6

In line with the Group's strategy to exit underground mining operations, management committed to a plan to sell certain of the underground mining and prospecting rights held by East Rand Proprietary Mines Limited ("ERPM") including the related liabilities late during the financial year ended 30 June 2014. Since that date, these assets and liabilities have been presented as a disposal Group held for sale from that date due to a sale being expected within 12 months.

All regulatory approvals required for this disposal have been obtained, with the exception of the approval required under Section 11 of the Mineral and Petroleum Resource Development Act (Section 11 Approval) as a result of circumstances beyond ERPM's control.

DRDGOLD and the purchaser also concluded the restructure of the payment terms requested by the purchaser during the current financial year.

Based on recent regulatory developments in the South African mining industry negatively impacting sentiment and impeding growth and expansion in the South African mining industry, management believes that the probability of obtaining the Section 11 Approval is no longer "highly probable" as defined for the purpose of presenting the assets and liabilities sold as a disposal Group held for sale. These assets and liabilities have therefore been reclassified based on their underlying nature.

Management remains committed to the disposal and will continue to pursue its rights under the disposal agreement and the ultimate conclusion of the transaction.

(a) Property disposal
A property with a carrying value of R5 million was classified as held for sale based on a sales agreement entered during June 2016. The disposal for R18 million was concluded during the current financial year.

23   CONTINGENT LIABILITIES

SIGNIFICANT ACCOUNTING JUDGEMENTS

The assessment of whether an obligating event results in a liability or a contingent liability require the exercise of significant judgement of the outcome of future events that are not wholly within the control of the Group.
Litigation and other judicial proceedings inherently entail complex legal issues that are subject to uncertainties and complexities and are subject to interpretation.

ACCOUNTING POLICIES

A contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. A contingent liability may also be a present obligation arising from past events but is not recognised on the basis that an outflow of economic resources to settle the obligation is not viewed as probable, or the amount of the obligation cannot be reliably measured.
When the Group has a present obligation, an outflow of economic resources is assessed as probable and the Group can reliably measure the obligation, a provision is recognised.

Occupational Lung Diseases

In January 2013, DRDGOLD, ERPM ("DRDGOLD Respondents") and 23 other mining companies ("Other Respondents") (collectively referred to as "Respondents") were served with a court application issued in the High Court of South Africa ("Court") for a class certification ("Certification Application") on behalf of former mineworkers and dependants of deceased mineworkers ("Applicants"). In the application the Applicants allege that the Respondents conducted underground mining operations in a negligent and complicit manner causing the former mineworkers to contract occupational lung diseases. The Applicants have as yet not quantified the amounts which they are demanding from the Respondents in damages.

On 13 May 2016, the Court granted an order for, inter alia (1) certification of two industry-wide classes: a silicosis class and a tuberculosis class, both of which cover current and former underground mineworkers who have contracted the respective diseases (or the dependants of mineworkers who died of those diseases); and (2) that the common law be developed to provide that in instances where a claimant claiming general damages passed away, the claim for general damages will be transmitted to the estate of the deceased claimant.

The DRDGOLD Respondents served a notice of appeal against the aforementioned findings on 22 July 2016, and 27 September 2016 respectively. The appeal has been set down for hearing from 19 to 23 March 2018.

The Respondent companies formed a Working Group consisting of representatives from each company to consider and discuss issues pertaining to the action.

DRDGOLD withdrew from the Working Group in January 2016. The remaining members of the Working Group have since indicated that they would be seeking a possible settlement of the class action and have all raised accounting provisions at 30 June 2017 due to progress made by the Working Group towards settlement of the claims.

DRDGOLD took the view that it is too early to consider settlement of the matter, mainly for the following reasons:
• the Applicants have as yet not issued and served a summons (claim) in the matter;
• there is no indication of the number of potential claimants that may join the class action against the DRDGOLD respondents;
• many principles upon which legal responsibility is founded, are required to be substantially developed by the trial court (and possibly subsequent courts of appeal) to establish liability on the bases alleged by the applicants.

In light of the above there is inadequate information to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.

23   CONTINGENT LIABILITIES *continued*

Ekurhuleni Metropolitan Municipality ("Ekurhuleni") Electricity Tariff Dispute

Main Application

In December 2014, an application (in the Court) was filed and served on, *inter alia*, the Ekurhuleni Metropolitan Municipality ("Municipality") and Eskom Holdings SOC Limited ("Eskom") in terms of which Ergo contends, amongst other things, that the Municipality does not "supply" electricity to Ergo from a "supply main" as contemplated in the Municipality's Electricity By-Laws of 2002 ("Main Application"). The Municipality is not licensed to supply electricity to Ergo in terms of the Municipality's Temporary Distribution Licence. The Municipality is not entitled to render tax invoices to Ergo for the supply and consumption of electricity from the substation. The Municipality is furthermore not competent to add a surcharge or premium of approximately 40% (forty percent) of the rate at which Eskom ordinarily charges Ergo on its Megaflex rate. Ergo is not indebted to the Municipality for the supply and consumption of electricity and is not obliged to tender payment for any amounts claimed in the invoices rendered by the Municipality in excess of its actual consumption therefore as determined by Eskom on a monthly basis. The Municipality is indebted to Ergo in the amount of approximately R43 million in respect of the surcharges and premiums that were erroneously paid to the Municipality in the *bona fide* and reasonable belief that the Municipality was competent to supply electricity to it. The hearing in respect of the Main Application has been set down for hearing on 5 December 2018.

Subsequent to December 2014 up to 30 June 2017, the Municipality has invoiced Ergo for approximately R91.8 million in surcharges of which R86.1 million has been paid into an attorney's trust account at 30 June 2017 pending the final determination of the Main Application. This amount paid into the attorneys' trust account represents the difference between the Megaflex tariff and the surcharge levied by the Municipality.

Urgent Application

Subsequent to Ergo electing to pay the surcharge levied by the Municipality into the trust account of its attorneys, the Municipality, on 25 May 2015 threatened to terminate the electricity supply at the Substation in terms of the provisions of the By-Laws described above. The Municipality was, furthermore, contending that Ergo was allegedly in arrears of its account and was seeking to employ its debt collection and credit control measures in relation to the alleged arrears. Ergo proceeded to launch an urgent application at the South Gauteng High Court, Johannesburg, to interdict the Municipality from terminating the electricity supply at the Substation. On 3 May 2016, the Court found in favour of Ergo and interdicted and prohibited the Municipality from terminating or otherwise interfering with the supply of electricity at the Substation. The Municipality subsequently, and ultimately, petitioned the Supreme Court of Appeal ("SCA") for leave to appeal against the judgment. The appeal hearing was heard by the full bench of the South Gauteng High Court, Johannesburg on 20 and 21 June 2017. Judgment in respect thereof was handed down on 29 August 2017 and the full bench found in favour of the Municipality. Ergo filed its petition for leave to appeal to the SCA on 26 September 2017.

Environmental

Mine residue deposits may have a potential pollution impact on ground water through seepage. The Group has taken certain preventative actions as well as remedial actions in an attempt to minimise the Group's exposure and environmental contamination.

The flooding of the western and central basins have the potential to cause pollution due to Acid Mine Drainage ("AMD") contaminating the ground water. The government has appointed Trans-Caledon Tunnel Authority ("TCTA") to construct a partial treatment plant to prevent the ground water being contaminated. TCTA completed the construction of the neutralisation plant for the Central Basin and commenced treatment during July 2014. As part of the heads of agreement signed in December 2012 between EMO, Ergo, ERPM and TCTA, sludge emanating from this plant since August 2014 has been co-disposed onto the Brakpan Tailings Storage facility. Partially treated water has been discharged by TCTA into the Elsburg Spruit.

While the heads of agreement should not be seen as an unqualified endorsement of the state's AMD solution, and do not affect our right to either challenge future directives or to implement our own initiatives should it become necessary, it is an encouraging development. Through this agreement, Ergo also secured the right to purchase up to 30 Mega Litres ("Ml") of partially treated AMD from TCTA at cost, in order to reduce Ergo's reliance on potable water for mining and processing purposes.

DRDGOLD, through its participation in the Western Utilities Corporation initiative, provided the government with a solution for a sustainable long-term solution to AMD. This solution would have been at no cost to the mines and government. In view of the limitation of current information for the accurate estimation of a potential liability, no reliable estimate can be made for the possible obligation.

24   FINANCIAL INSTRUMENTS

Overview

The Group has exposure to credit risk, liquidity risks, as well as other market risks from its use of financial instruments. This note presents information about the Group's exposure to each of the above risks, the Group's objectives and policies and processes for measuring and managing risk. The Group's management of capital is disclosed in note 17. This note must be read with the quantitative disclosures included throughout these consolidated financial statements.

Financial risk management framework

The board of directors ("Board") has overall responsibility for the establishment and oversight of the Group's risk management framework. The Board has established the Audit and Risk Committee, which is responsible for developing and monitoring the Group's risk management policies. The committee reports regularly to the Board on its activities.

The Group's risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes to market conditions and the Group's activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit and Risk Committee oversees how management monitors compliance with the Group's risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit and Risk Committee is assisted in its oversight role by the internal audit function. The internal audit function undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit and Risk Committee.

CREDIT RISK

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and investment securities.

The Group's financial instruments do not represent a concentration of credit risk due to the exposure to credit risk being managed as disclosed in the follwing notes:

NOTE 9   INVESTMENTS IN REHABILITATION OBLIGATION FUNDS
NOTE 10   CASH AND CASH EQUIVALENTS
NOTE 12   TRADE AND OTHER RECEIVABLES

MARKET RISK

Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates, interest rates and equity prices will affect the consolidated profit or loss or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns.

Commodity price risk

Additional disclosures are included in the following note:

NOTE 2   REVENUE

Other market risk

Additional disclosures are included in the following note:

NOTE 21   INVESTMENTS IN OTHER ENTITIES

Interest rate risk

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk. In the ordinary course of business, the Group receives cash from its operations and is obliged to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. Lower interest rates result in lower returns on investments and deposits and also may have the effect of making it less expensive to borrow funds at then current rates. Conversely, higher interest rates result in higher interest payments on loans and overdrafts.

Additional disclosures are included in the following notes:

NOTE 9   INVESTMENTS IN REHABILITATION OBLIGATION FUNDS
NOTE 10   CASH AND CASH EQUIVALENTS

for the year ended 30 June 2017

24   **FINANCIAL INSTRUMENTS** *continued*

       MARKET RISK *continued*

       Foreign currency risk

The Group enters into transactions denominated in foreign currencies, such as gold sales denominated in US dollar, in the ordinary course of business. This exposes the Group to fluctuations in foreign currency exchange rates.

Additional disclosures are included in the following notes:
     NOTE 12   TRADE AND OTHER RECEIVABLES
     NOTE 10   CASH AND CASH EQUIVALENTS

LIQUIDITY RISK

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

The Group ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.
Additional disclosures are included in the following note:
     NOTE 13   TRADE AND OTHER PAYABLES

25   **RELATED PARTIES**

Disclosures are included in the following notes:
     NOTE 16.2   RELATED PARTY TRANSACTIONS
     NOTE 20   INTEREST IN SUBSIDIARIES
     NOTE 18   EQUITY OF THE OWNERS OF THE PARENT

26   **SUBSEQUENT EVENTS**

There were no significant subsequent events between the year-end reporting date of 30 June 2017 and the date of issue of these financial statements other than included in the preceding notes to the consolidated financial statements.

ITEM 19. EXHIBITS

The following exhibits are filed as a part of this Annual Report:

1.1[(1)]	Memorandum of Association of DRDGOLD Limited.
1.2[(7)]	Articles of Association of DRDGOLD Limited, as amended on November 8, 2002.
1.3[(1)]	Excerpts of relevant provisions of the South African Companies Act.
1.4[(2)]	Durban Roodepoort Deep (1996) Share Option Scheme as amended.
1.5[(13)]	Memorandum of Incorporation, as amended on November 30, 2012.
2.1[(1)]	Excerpts of relevant provisions of the Johannesburg Stock Exchange Listings Requirements.
2.2[(5)]	Indenture between DRDGOLD Limited, as Issuer, and The Bank of New York Mellon, as Trustee, dated November 12, 2002.
4.1[(3)]	Deposit Agreement among DRDGOLD Limited, The Bank of New York Mellon as Depositary, and owners and holders of American Depositary Receipts, dated as of August 12, 1996, as amended and restated as of October 2, 1996, as further amended and restated as of August 6, 1998, as further amended and restated July 23, 2007.
4.2[(4)]	Form of Non-Executive Employment Agreement.
4.3[(4)]	Form of Executive Employment Agreement.
4.4[(5)]	Agreement between DRDGOLD Limited and Rand Refinery Limited, dated October 12, 2001.
4.5[(6)]	Term Sheet concluded between DRDGOLD Limited and Khumo Bathong Holdings Proprietary Limited (KBH), dated July 6, 2005.
4.6[(6)]	Option Agreement entered into by and between DRDGOLD Limited and M5 Developments Proprietary Limited, dated July 21, 2005.
4.7[(7)]	Subscription Agreement between DRDGOLD Limited and DRDGOLD South African Operations Proprietary Limited, dated November 9, 2005.
4.8[(7)]	Share Sale Agreement between Crown Consolidated Gold Recoveries Limited and DRDGOLD South African Operations Proprietary Limited, dated November 14, 2005.
4.9[(7)]	Subscription Agreement between DRDGOLD South African Operations Proprietary Limited and Khumo Gold SPV Proprietary Limited, dated November 18, 2005.
4.10[(7)]	Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited, dated November 18, 2005.
4.11[(7)]	Cession Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited and Khumo Bathong Holdings Proprietary Limited, dated November 18, 2005.
4.12[(7)]	Option Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited and DRDGOLD South African Operations Proprietary Limited, dated November 18, 2005.
4.13[(7)]	Offer of Class A Preference Share between Khumo Gold SPV Proprietary Limited and East Rand Proprietary Mines Limited, dated November 18, 2005.
4.14[(7)]	Offer of Class A Preference Share between Khumo Gold SPV Proprietary Limited and Blyvooruitzicht Gold Mining Company Limited, dated November 18, 2005.
4.15[(7)]	Offer of Class A Preference Share between Khumo Gold SPV Proprietary Limited and Crown Gold Recoveries Proprietary Limited, dated November 18, 2005.
4.16[(7)]	Shareholders' Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited and DRDGOLD South African Operations Proprietary Limited, dated November 24, 2005.
4.17[(8)]	Option Exercise Agreement between DRDGOLD Limited, Khumo Gold SPV Proprietary Limited and the Trustees for the time being of the DRDSA Empowerment Trust dated October 10, 2006.
4.18[(8)]	Class B Preference Share Subscription Agreement between DRDGOLD Limited and Khumo Gold SPV Proprietary Limited dated October 24, 2006.
4.19[(8)]	Three Class B Preference Share Subscription Agreements between Khumo Gold SPV Proprietary Limited and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries Proprietary Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.
4.20[(8)]	Three Class C Preference Share Subscription Agreements between the Trustees for the time being of the DRDSA Empowerment Trust and Blyvooruitzicht Gold Mining Company Limited, Crown Gold Recoveries Proprietary Limited and East Rand Proprietary Mines Limited, dated October 24, 2006.
4.21[(9)]	Third Addendum to Memorandum of Agreement between AngloGold Ashanti Limited ("AGA"), Ergo Mining Proprietary Limited (formerly called Friedshelf 849 Proprietary Limited) ("Ergo"), DRDGOLD South African Operations Proprietary ("DRDGOLD SA") Mintails South Africa Proprietary Limited dated November 14, 2007.
4.22[(9)]	Fifth Addendum to Memorandum of Agreement between AngloGold Ashanti Limited ("AGA"), Ergo Mining Proprietary Limited (formerly called Friedshelf 849 Proprietary Limited ("Ergo"), DRDGOLD South African Operations Proprietary ("DRDGOLD SA") Mintails South Africa Proprietary Limited dated May 22, 2008.
4.23[(9)]	Mining User Contract between Crown Gold Recoveries Proprietary Limited ("Crown"), East Rand Proprietary Mines Limited ("ERPM"), Elsburg Gold Mining Joint Venture ("Elsburg JV"), Ergo Mining Proprietary Limited ("Ergo"), Ergo Uranium Proprietary Limited ("Ergo Uranium") and Mogale Gold Proprietary Limited ("Mogale Gold") dated August 15, 2008
4.24[(9)]	Ergo Uranium Sale Agreement of Brakpan Plants to Ergo Mining between Ergo Uranium Proprietary Limited ("Ergo Uranium") and Ergo Mining Proprietary Limited ("Ergo") dated August 15, 2008.
4.25[(9)]	Ergo Mining Shareholders' Agreement between Crown Gold Recoveries Proprietary Limited ("Crown") and Ergo Uranium Proprietary Limited ("Ergo Uranium") dated August 15, 2008.

4.26[9]	Elsburg Gold Mining Joint Venture ("Elsburg JV") Agreement between East Rand Proprietary Mines Limited ("ERPM") and Mogale Gold Proprietary Limited ("Mogale Gold") dated August 15, 2008.
4.27[9]	Mogale Sale of Part Venture Interest in the Elsburg Gold Mining Joint Venture ("Elsburg JV") between East Rand Proprietary Mines Limited ("ERPM") and Mogale Gold Proprietary Limited ("Mogale Gold") dated September 29, 2008.
4.28[10]	Heads of Agreement entered into by Mintails Limited, Mogale Gold Proprietary Limited ("Mogale Gold"), Ergo Mining Proprietary Limited ("Ergo Joint Venture"), DRDGOLD Limited ("DRDGOLD") and East Rand Proprietary Mines Limited ("ERPM"), dated December 8, 2008.
4.29[10]	Loan Facility entered into by Mintails South Africa Proprietary Limited ("Borrower"), DRDGOLD Limited ("Lender"), Mintails Limited ("Borrower's Guarantor"), Mogale Gold Proprietary Limited (Mogale Gold") Ergo Uranium Proprietary Limited ("Ergo Uranium") dated December 8, 2008.
4.30[10]	Subscription and shareholders' Agreement entered into by Mintails SA Proprietary Limited ("Mintails SA"), Witfontein Mining Proprietary Limited ("Witfontein") and Argonaut Financial Services Proprietary Limited ("Argonaut") dated December 9, 2008.
4.31[10]	Facility Agreement between Investec Bank limited ("the Lender") and DRDGOLD Limited ("the Borrower") dated March 31, 2009.
4.32[11]	Final Heads of Agreement between Chizim Investments (Pvt) Limited ("Chizim") and DRDGOLD Limited ("DRDGOLD") dated December 9, 2009.
4.33[11]	Memorandum of Agreement between Ergo Uranium Proprietary Limited ("Ergo Uranium") and East Rand Proprietary Mines Limited ("ERPM") dated January 21, 2010.
4.34[11]	Heads of Agreement between East Rand Proprietary Mines Limited ("ERPM") and Aurora Empowerment System Proprietary Limited ("Aurora") dated January 22, 2010.
4.35[11]	Domestic Medium Term Note Programme ("Programme") entered into by DRDGOLD South African Operations Proprietary Limited ("Issuer") and DRDGOLD Limited ("guarantor') dated September 30 2010.
4.36[12]	Domestic Medium Term Note) and High Yield Programme ("DMTN Programme") Agreement entered into by DRDGOLD Limited ("Issuer") Crown Gold Recoveries Proprietary Limited ("Crown Gold"), East Rand Proprietary Mines Limited ("ERPM"), Ergo Mining Operations Proprietary Limited ("EMO"))and ABSA Bank Limited ("ABSA")) dated June 30, 2012.
4.37[12]	Sale of Shares and Claims Agreement entered into by Village Main Reef Limited ("Village"), DRDGOLD Limited ("DRDGOLD") ("Seller"), Business Venture Investments No 1557 Proprietary Limited ("Purchaser") and Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") dated February 11, 2012.
4.38[12]	Sale of Interest Agreement between DRDGOLD Limited ("DRDGOLD") and Ergo Mining Proprietary Limited ("Ergo") dated June 29, 2012.
4.39[13]	Heads of Agreement entered into by Trans-Caledon Tunnel Authority ("TCTA'), Ergo Mining Operations Proprietary Limited ("EMO"), East Rand Proprietary Mines Limited ("ERPM") and Crown Gold Recoveries Proprietary Limited ("CGR") (collectively CGR, EMO and ERPM are called "the Ergo Group") dated November 28, 2012.
4.40[14]	Share Sale and Subscription Agreement between DRDGOLD Limited ("DRDGOLD") and Khumo Gold SPV Proprietary Limited ("Khumo") dated March 17, 2014.
4.41[14]	Share Sale and Subscription Agreement between DRDGOLD Limited ("DRDGOLD") and DRDSA Empowerment Trust (the Trust) dated March 17, 2014.
4.42[15]	Settlement Agreement between DRDGOLD Limited ("DRDGOLD") and VMR Gold Investments 02 Proprietary Limited ("VMR Gold") dated May 28, 2015.
8.1[15]	List of Subsidiaries.
11.1[13]	Code of Ethics, as amended February 9, 2012.
12.1[17]	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2[17]	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1[17]	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2[17]	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

[1]   Incorporated by reference to our Registration Statement (File No. 0-28800) on Form 20-F.
[2]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 1997.
[3]   Incorporated by reference to Amendment No. 1 to our Registration Statement (File No. 333-140850) on Form F-6.
[4]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2000.
[5]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2002.
[6]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2005.
[7]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2006.
[8]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2007.
[9]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2008.
[10]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2009.
[11]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2010.
[12]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2012.
[13]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2013.
[14]   Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2014.

(15) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2015.

(16) Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended June 30, 2016.

(17) Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED

By: /s/ D.J. Pretorius
      D.J. Pretorius
      Chief Executive Officer

By: /s/ A.J. Davel
      A.J. Davel
      Chief Financial Officer

Date: October 31, 2017